BAKER & McKENZIE
SOLICITORS AND NOTARIES
麥堅時律師行
香港和記大廈十四樓
14TH FLOOR, HUTCHISON HOUSE
10 HARCOURT ROAD, HONG KONG
TEL: (852) 2846 1888 TLX: 76416
FAX: (852) 2845 0476
DX 180005 QUEENSWAY 1

OUR REF. 32073984-130435
SDC/TZS00151.DOC


RECD S.E.C.
JUN 6 2003

June 3, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY HAND

Division of Corporation Finance-Interna
Mail Stop 3-2


03022728

Ladies and Gentlemen,

Re: Shandong International Power Development Company Limited (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated May 20, 2003, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,





Allen Shyu

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of May 20, 2003

1. Circular dated May 30, 2003 in relation to:

   (i) proposed application to issue A Shares to the PRC public and to China Huadian;

   (ii) proposed amendments to the Articles of Association;

   (iii) proposed acquisition of equity interest in Guangan from China Huadian; and

   (iv) discloseable transaction and connected transactions.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shandong International Power Development Company Limited, you should at once hand this circular and the reply slip for attendance and proxy form to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

SIPD 12g3-2 (b)
File No. 82-4932



山東國際電源開發股份有限公司
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

Proposed application to issue A Shares to the PRC public and to China Huadian
Proposed amendments to the Articles of Association
Proposed acquisition of equity interest in Guangan from China Huadian
Discloseable transaction and connected transactions

Financial adviser to Shandong International Power Development Company Limited in respect of its proposed acquisition of equity interest in Guangan from China Huadian


CICC

CHINA INTERNATIONAL CAPITAL CORPORATION (HONG KONG) LIMITED

Independent financial adviser to the Independent Board Committee of Shandong International Power Development Company Limited
CLSA EQUITY CAPITAL MARKETS LIMITED


CLSA
EMERGING MARKETS

IT IS IMPORTANT TO NOTE THAT THE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF THE COMPANY WITH ADDITIONAL INFORMATION ON, AMONG OTHER THINGS, THE PROPOSED ISSUE OF A SHARES BY THE COMPANY, SO THAT THE SHAREHOLDERS OF THE COMPANY MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF CERTAIN RESOLUTIONS TO BE TABLED AT THE 2002 ANNUAL GENERAL MEETING OF THE COMPANY. THE A SHARES WILL BE ISSUED ONLY TO SUBSCRIBERS IN THE PEOPLE'S REPUBLIC OF CHINA. THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER OF, OR THE SOLICITATION OF AN OFFER TO BUY, ANY OF THE A SHARES, NOR IS THIS CIRCULAR CALCULATED TO INVITE OFFERS FOR ANY SHARES OR OTHER SECURITIES OF THE COMPANY.

A letter from the board of directors of the Company is set out on pages 1 to 24 of this circular. A letter from the Independent Board Committee is set out on pages 25 to 26 of this circular. A letter from CLSA Equity Capital Markets Limited, the independent financial adviser to the Independent Board Committee, is set out on pages 27 to 38 of this circular.

A notice dated 9th May, 2003 convening the 2002 annual general meeting of the Company to be held at Guihe Crown Holiday Inn, No.3 Tianditan Street, Jinan, Shandong, the People's Republic of China at 10:00 a.m. on Tuesday, 24th June, 2003, together with the reply slip for attendance, proxy form and a copy of the announcement dated 9th May, 2003 issued by the Company and published in newspapers on 10th May, 2003 and 12th May, 2003, was despatched to the shareholders of the Company on 10th May, 2003. If you are eligible, and intend, to attend the Company's 2002 annual general meeting, please complete and return the reply slip for attendance enclosed with the Company's notice of annual general meeting in accordance with the instructions printed thereon as soon as possible and in any event by Tuesday, 3rd June, 2003. Whether or not you will attend the Company's annual general meeting, you are requested to complete and return the proxy form enclosed with the Company's notice of annual general meeting in accordance with the instructions printed thereon. Completion and return of the proxy form will not preclude you from attending and voting in person at the annual general meeting or any adjournment thereof should you so wish.

30th May, 2003

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"A Share(s)"	means the domestic ordinary share(s) of the Company with a nominal value of RMB1.00 each, proposed to be issued by the Company to individuals and institutional investors in the PRC (i.e., the PRC public) and to China Huadian under the Proposed A Share Issue;
"AGM"	means the 2002 annual general meeting of the Company proposed to be held at Guihe Crown Holiday Inn, No.3 Tianditan Street, Jinan, Shandong, the PRC at 10:00 a.m. on Tuesday, 24th June, 2003;
"Articles of Association" or "Articles"	means the Articles of Association of the Company;
"associate(s)"	has the meaning ascribed thereto in the Listing Rules;
"China Huadian"	means 中國華電集團公司 (China Huadian Corporation), a wholly State-owned enterprise and is now the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital;
"CLSA"	CLSA Equity Capital Markets Limited, the independent financial adviser to the Independent Board Committee and is a licensed securities adviser and corporate finance adviser under the SFO;
"Company"	means 山東國際電源開發股份有限公司 (Shandong International Power Development Company Limited), a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, which is principally engaged in the electricity-generating business and whose H Shares are listed on the Hong Kong Stock Exchange;
"CSRC"	means China Securities Regulatory Commission;
"Directors"	means the directors of the Company;
"Group"	means the Company, its subsidiaries, and all power plants and power stations under its control;

"Guangan"	means 四川廣安發電有限責任公司 (Sichuan Guangan Power Generation Company Limited), a company incorporated in the PRC which is owned as to 80% by China Huadian and as to the remaining 20% by a third party independent of the Company, its subsidiaries or any of their chief executives, directors or substantial shareholders or any associates of any of them;
"Guangan Acquisition Agreement"	means the agreement dated 9th May, 2003 entered into between the Company and China Huadian in connection with the proposed acquisition by the Company from China Huadian of its 80% equity interest in Guangan;
"Guide"	means the *Guide for Articles of Association of Listed Companies* promulgated by the CSRC on 16th December, 1997;
"H Share(s)"	means the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each, which H Shares are listed on the Hong Kong Stock Exchange;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	means Hong Kong Special Administrative Region of The People's Republic of China;
"Hong Kong Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	means a committee of the board of Directors comprising the two independent non-executive Directors (namely, Mr. Ding Changhao and Mr. Kung Shaindow) established for the purpose of considering the proposed issue of A Shares by the Company to China Huadian under the Proposed A Share Issue, the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement;
"Independent Directors' Guiding Opinions"	means the *Guiding Opinions Concerning the Establishment of the System of Independent Directors for Listed Companies* promulgated by the CSRC on 16th August, 2001;
"Independent Shareholders"	means shareholders of the Company, other than China Huadian and its associates;
"Latest Practicable Date"	means 28th May, 2003, being the latest practicable date for ascertaining certain information referred to in this circular prior to the printing of this circular;

"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Ningxia Yinglite"	means Ningxia Yinglite Zhongning Power Company Limited, a company incorporated in the PRC which is principally engaged in the power-generating business and whose registered capital is, as at the date hereof, owned as to 20% by the Company and as to 80% by third parties independent of the Company, its subsidiaries or any of their chief executives, directors or substantial shareholders or any associates of any of them;
"PRC"	means The People's Republic of China;
"Proposed A Share Issue"	means the proposed issue of a maximum of 765,000,000 new A Shares, of which a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are proposed to be allocated and issued to China Huadian, with the remaining portion to be issued to individuals and institutional investors in the PRC (i.e., the PRC public), and the proposed listing of such new A Shares to be issued to the PRC public as mentioned above on the Shanghai Stock Exchange;
"Proposed Acquisition"	means the proposed acquisition by the Company from China Huadian of its 80% equity interest in Guangan pursuant to the Guangan Acquisition Agreement;
"Regulatory Opinions"	means the *Regulatory Opinions on Standardizing Shareholders' General Meetings of Listed Companies* promulgated by the CSRC on 18th May, 2000;
"RMB"	means Renminbi, the lawful currency of the PRC;
"SFO"	means the *Securities and Futures Ordinance* (Chapter 571 of the Laws of Hong Kong);
"Shanghai Stock Exchange"	means Shanghai Stock Exchange of the PRC;
"Standards"	means the *Standards for the Governance of Listed Companies* jointly promulgated by the CSRC and the State Economic and Trade Commission of the PRC on 7th January, 2002; and
"%"	per cent.

For the purpose of this circular, where amounts in HK$ have been derived from RMB, such translations are for the convenience of the reader only, and except as otherwise indicated, have been made at the rate of RMB1.06 to HK$1.00. No representation is made that RMB amounts could have been or could be converted into HK$ at this rate or any other rate or at all.



山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

Executive Directors:
HE Gong
DA Hongxing
ZHU Chongli
CHEN Jianhua
TIAN Peiting
PENG Xingyu
ZHANG Bingju
WANG Yingli
LIN Mingshan
WANG Guisheng

Independent non-executive Directors:
DING Changhao
KUNG Shaindow

Legal address and head office:
14 Jingsan Road
Jinan, Shangdong Province
The People's Republic of China

Principal place of business in Hong Kong:
8th Floor, Prince's Building
Central
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

30th May, 2003

To the shareholders of the Company

Dear Sir or Madam,

PROPOSED APPLICATION TO ISSUE A SHARES TO THE PRC PUBLIC AND TO CHINA HUADIAN PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION PROPOSED ACQUISITION OF EQUITY INTEREST IN GUANGAN FROM CHINA HUADIAN DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTIONS

1. INTRODUCTION

Proposed A Share Issue

Reference was made to the announcement dated 9th May, 2003 issued by the Company and published in newspapers on 10th May, 2003 and 12th May, 2003, in which it was announced that on 9th May, 2003, the board of Directors resolved that the Company shall apply: (a) to the CSRC for the issue of a maximum of 765,000,000 new A Shares, of which a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are proposed to be allocated and issued to China Huadian to demonstrate the Company's appreciation to China Huadian for its support in favour of the Company's developments, with the remaining portion of the new A Shares to be issued under the Proposed A Share Issue (which are proposed to be listed on the Shanghai Stock Exchange) to be issued to individuals and institutional investors in the PRC (i.e., the PRC public); and (b) to the Shanghai Stock Exchange for the listing of such A Shares to be issued under the Proposed A Share Issue to the PRC public as mentioned above on the Shanghai Stock Exchange. China Huadian has confirmed that it will fully subscribe, at the same price as the issue price under the Proposed A Share Issue, for all A Shares (in the form of unlisted State-owned legal person shares) to be allocated to it under the Proposed A Share Issue.

The Proposed A Share Issue, and the structure thereof as particularised herein, is subject to be approved by the Company's shareholders at the AGM. As China Huadian is the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital, the proposed issue of any of the A Shares (in the form of unlisted State-owned legal person shares) under the Proposed A Share Issue to China Huadian, if materialised, will constitute a connected transaction for the Company under the Listing Rules, and is subject to be approved by the Independent Shareholders at the AGM with China Huadian abstaining from voting. The Independent Board Committee has been established to consider, among other things, the proposed issue of A Shares by the Company to China Huadian under the Proposed A Share Issue and to advise the Independent Shareholders in respect of the same. CLSA has been appointed as the independent financial adviser to advise the Independent Board Committee.

Proposed amendments to the Articles of Association

Amendments will be proposed to be made to the Articles of Association to cater for, and following completion of, the Proposed A Share Issue. Further to the announcement dated 16th April, 2003 issued by the Company relating to the proposed change of the Company's name from "山東國際電源開發股份有限公司 Shandong International Power Development Company Limited" to "華電國際電力股份有限公司 Huadian Power International Corporation Limited", on 9th May, 2003, the Directors also announced certain details regarding the proposed amendment to the Articles of Association to cater for the proposed change of the Company's name.

Proposed Acquisition

On 9th May, 2003, the Directors further announced that on that day, the Company entered into the Guangan Acquisition Agreement with China Huadian for the acquisition from China Huadian of its 80% equity interest in Guangan for a consideration of RMB475.50 million (approximately HK$448.58 million, subject to adjustment) which (or part thereof) is currently expected to be funded out of the proceeds of the Proposed A Share Issue.

Guangan is a company established in the PRC which is currently owned as to 80% by China Huadian and as to the remaining 20% by a third party (which has consented to the Proposed Acquisition) independent of the Company, its subsidiaries or any of their chief executives, directors or substantial shareholders or any associates of any of them. Following completion of the Proposed Acquisition, Guangan is expected to become a non-wholly owned subsidiary of the Company which will be interested as to 80% of Guangan's equity interest.

The Proposed Acquisition strategically signifies the expansion of the Company's business outside of Shandong Province into other provinces in China, and reflects the support that China Huadian has, since its becoming the Company's controlling shareholder in early April, 2003, been demonstrating in favour of the Company's developments.

The Proposed Acquisition constitutes a discloseable transaction of the Company under Rule 14.12(1) of the Listing Rules. Furthermore, as China Huadian is the controlling shareholder of the Company, the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement constitute connected transactions for the Company under the Listing Rules and are subject to the approval of the Independent Shareholders being obtained at the AGM with China Huadian abstaining from voting.

The Company has appointed China International Capital Corporation (Hong Kong) Limited as its financial adviser in respect of the Proposed Acquisition. The Independent Board Committee has also been established to consider, among other things, the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement and to advise the Independent Shareholders in respect of the same. CLSA has been appointed as the independent financial adviser to advise the Independent Board Committee.

AGM

On 9th May, 2003, the board of Directors resolved to convene the AGM to be held on Tuesday, 24th June, 2003 to approve, among other things including the Company's financial statements for the financial year ended 31st December, 2002, the Proposed A Share Issue and the structure thereof, the amendments proposed to be made to the Articles of Association and the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement. A notice dated 9th May, 2003 convening the AGM, together with the reply slip for attendance, proxy form and a copy of the Company's announcement dated 9th May, 2003, was despatched to the shareholders of the Company on 10th May, 2003.

The purpose of this circular is to provide the shareholders of the Company with further information in relation to the Proposed A Share Issue, amendments proposed to be made to the Articles of Association, the Proposed Acquisition, details of the Guangan Acquisition Agreement and all transactions contemplated thereunder, so as to enable the Company's shareholders to vote on the resolutions set out in the Company's notice of the AGM issued on 9th May, 2003. The recommendations of the Independent Board Committee to the Independent Shareholders are set out on pages 25 to 26 of this circular. A copy of the letter from CLSA containing its advice to the Independent Board Committee is set out on pages 27 to 38 of this circular.

2. PROPOSED APPLICATION TO ISSUE A SHARES TO THE PRC PUBLIC AND TO CHINA HUADIAN

On 9th May, 2003, the board of Directors resolved that the Company shall apply: (a) to the CSRC for the issue of a maximum of 765,000,000 new A Shares, of which a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are proposed to be allocated and issued to China Huadian to demonstrate the Company's appreciation to China Huadian for its support in favour of the Company's developments, with the remaining portion of the new A Shares to be issued under the Proposed A Share Issue (which are proposed to be listed on the Shanghai Stock Exchange) to be issued to individuals and institutional investors in the PRC (i.e., the PRC public); and (b) to the Shanghai Stock Exchange for the listing of such A Shares to be issued under the Proposed A Share Issue to the PRC public as mentioned above on the Shanghai Stock Exchange.

In connection with the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, China Huadian issued a written commitment on 7th May, 2003 in favour of the Company and a confirmation letter on 8th May, 2003 that China Huadian will fully subscribe, at the same price as the issue price under the Proposed A Share Issue, for all A Shares (in the form of unlisted State-owned legal person shares) to be allocated to it under the Proposed A Share Issue, and has in effect irrevocably agreed not to dispose of or otherwise deal with such A Shares until such time when the PRC government releases any new policy regulating the exchange trading of State-owned shares and legal person shares. To the best knowledge of the Directors, they are not aware as to whether and, if so, when any such new policy may be released. Following completion of the Proposed A Share Issue, China Huadian will continue to be the controlling shareholder of the Company. As stated above, such A Shares are, under the Proposed A Share Issue, proposed to be issued to China Huadian to demonstrate the Company's appreciation to China Huadian for its support in favour of the Company's developments. The Directors believe that maintaining a close relationship with China Huadian is instrumental in enhancing the future continuing success of the Company.

2.1 Structure of the Proposed A Share Issue

The structure of the Proposed A Share Issue is set out below:

(1) Type of securities to be issued:	RMB denominated ordinary shares
(2) Number of A Shares to be issued and target subscribers:	A maximum of 765,000,000 new A Shares, representing approximately (and in any event not more than) 20% of all domestic shares of the Company currently in issue. Out of such 765,000,000 new A Shares: (a) a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are proposed to be allocated and issued to China Huadian; and (b) the remaining portion of the new A Shares to be issued under the Proposed A Share Issue is proposed to be issued to individuals and institutional investors, except those prohibited by PRC laws and/or regulations, in the PRC (i.e., to the PRC public), and such A Shares are proposed to be listed on the Shanghai Stock Exchange. In the event that the total number of A Shares to be issued under the Proposed A Share Issue turns out to be less than the maximum number of 765,000,000 A Shares as is currently contemplated, the number of A Shares (in the form of unlisted State-owned legal person shares) to be allocated and issued to China Huadian will, as currently contemplated by the Directors and subject to be approved by all relevant PRC regulatory authorities including the CSRC, be adjusted accordingly such that China Huadian, following completion of the Proposed A Share Issue, will continue to be interested in not less than 50% of the then enlarged issued share capital of the Company.
(3) Nominal value:	RMB1.00 per A Share

(4) Issue price and pricing process: A price range will be determined through pre-marketing and a "book-building" process will be conducted to determine an appropriate issue price for the Proposed A Share Issue The final issue price and the pricing process shall be determined by the board of Directors, as proposed to be authorised at the AGM.

Currently, the issue price is expected to be an amount ranging between 10 and 20 times of the Company's profits per share as disclosed (or will be disclosed) in its then latest financial statements for the financial year preceding that when the Proposed A Share Issue takes place. However, the final issue price will, as may be required under relevant PRC laws and regulations, be subject to be approved by all relevant PRC regulatory authorities including the CSRC and will be determined in accordance with strict market principles based on the PRC securities market condition at the time when the Proposed A Share Issue takes place. The Directors currently expect that the final issue price for the Proposed A Share Issue to be determined by the board of Directors will not be lower than the three-month average closing price of H Shares on the Hong Kong Stock Exchange immediately prior to the Proposed A Share Issue taking place.

(5) Use of proceeds: If the Proposed A Share Issue is concluded and the proceeds therefrom are remitted to the account of the Company by 30th December, 2003, the Directors currently intend to apply all net proceeds to be raised from the Proposed A Share Issue (in an amount currently targeted to be ranging between approximately RMB1,500 million and approximately RMB2,500 million) in the manner and priority as follows:

1. RMB475.50 million will be used to fund the Proposed Acquisition, details of which are set out in the section headed "Proposed Acquisition" below.

2. Approximately RMB370 million will be used, by way of various installments (with the number of such installments to be determined) after completion of the Proposed A Share Issue to finance the Phase II project of Guangan, details of which project are set out in the paragraph headed "Information on Guangan - Operations of Guangan" in the section headed "Proposed Acquisition" below.

3. Approximately RMB70 million to RMB200 million will be used, in installments after completion of the Proposed A Share Issue, to invest in the registered capital of Ningxia Yinglite and/or to otherwise finance power projects to be developed by Ningxia Yinglite. The exact amount to be invested in Ningxia Yinglite shall, as proposed to be authorised at the AGM, be determined by the board of Directors by reference to, and in turn impacting on, the scale of (and the amount proposed to be raised from) the Proposed A Share Issue, and the then financing requirements of such projects. Details as to whether and, if so, when such proposed investment will materialise, and all the principal terms in connection therewith are yet to be considered and finalised.

4. Approximately RMB400 million to RMB1,000 million will be used, in installments after completion of the Proposed A Share Issue, to invest in or otherwise finance the future development of Phase IV of Zouxian Power Plant (which is wholly-owned by the Company), Phase II of Weifang Power Plant (whose development rights are owned as to 60% by the Company), or Qingdao Power Plant (which is owned as to 55% by the Company, by way of contributing to the registered capital of a limited liability company to be converted from, and established to hold the interest in, Qingdao Power Plant) and its Phase II development. The exact project to be invested and the relevant amount shall, as proposed to be authorised at the AGM, be determined by the board of Directors by reference to, and in turn impacting on, the scale of (and the amount proposed to be raised from) the Proposed A Share Issue, and the then financing requirements of the relevant project.

5. The balance of the proceeds, if any, will be used as the Company's general working capital.

If the proceeds to be raised from the Proposed A Share Issue turns out to be insufficient to fund all or any of the projects (or any part thereof) as shall be determined by the board of Directors as proposed to be authorised at the AGM, it is the current intention of the Company that any deficit will be funded out of its internal resources.

If the Proposed A Share Issue is not concluded until after 30th December, 2003, the proceeds, whenever received by the Company, will, as currently intended by the Directors, then be deployed in the manner and priority as follows:

1. RMB237.70 million will be used to fund the Proposed Acquisition (with the balance of the consideration for the Proposed Acquisition currently expected to be funded out of the Company's internal resources).

2. Approximately RMB370 million will be used to finance the Phase II project of Guangan in the manner as described above.

3. Approximately RMB70 million to RMB200 million will be used to invest in projects to be developed by Ningxia Yinglite in the manner as described above.

4. Approximately RMB400 million to RMB1,000 million will be used to invest in or otherwise finance the future development of Phase IV of Zouxian Power Plant, Phase II of Weifang Power Plant, or Qingdao Power Plant and its Phase II development in the manner as described above.

5. Approximately RMB250 million will be used to repay bank loans borrowed by the Company within 2003 and are expected to be due by around mid 2004. Total amount of bank loans borrowed by the Company and was as at 30th April, 2003 (being the latest practicable date for ascertaining such information) outstanding amounted to approximately RMB6,100 million.

6. The balance of the proceeds, if any, will be used as the Company's general working capital.

   If the proceeds to be raised from the Proposed A Share Issue, as in the case as described above, turns out to be insufficient to fund all or any of the projects (or any part thereof) as shall be determined by the board of Directors as proposed to be authorised at the AGM, it is the current intention of the Company that any deficit will be funded out of its internal resources.

Regardless of when the Proposed A Share Issue will conclude and when the Company will actually receive the proceeds therefrom, the Company (as proposed to be authorised at the AGM) will, depending on the circumstances at that time, apply all such proceeds to fund the above items in an applicable priority.

The Proposed A Share Issue (including the proposed issue of A Shares (in the form of unlisted State-owned legal person shares) to China Huadian) shall be conducted in accordance with the requirements of the CSRC. It should be noted that the Proposed A Share Issue and the structure thereof (including, but not limited to, the scale of the Proposed A Share Issue and the intended use of proceeds therefrom), upon being approved by the shareholders of the Company at the AGM, is also subject to the approval and/or endorsement of the CSRC, and that of the Shanghai Stock Exchange in respect of the listing and trading on the Shanghai Stock Exchange of such A Shares to be issued to the PRC public under the Proposed A Share Issue.

2.2 Ancillary matters relating to the Proposed A Share Issue

2.2.1 Sharing of undistributed profits

After completion of the Proposed A Share Issue, the existing and new shareholders of the Company shall, subject to be approved by the Company's shareholders (all of whom are, under current PRC laws and regulations, entitled to vote) at the AGM, be entitled to mutual sharing of the Company's undistributed retained profits when the Proposed A Share Issue takes place.

2.2.2 Taking of necessary action by the Directors

The Directors shall, under circumstances that do not violate any PRC laws, regulatory requirements and the Articles of Association and subject to be approved by the Company's shareholders at the AGM, be authorised to sign all documents, carry out all procedures and take any other action as are necessary to effect, for the purpose of or otherwise in connection with, and upon, the Proposed A Share Issue and the proposed listing of such A Shares to be issued thereunder to the PRC public on the Shanghai Stock Exchange.

2.2.3 Shareholders' approvals to be sought at the AGM and effective period of such approvals

The Proposed A Share Issue and the structure thereof as particularised above, including (but not limited to) the intended use of proceeds to be raised from the Proposed A Share Issue, the proposed listing of such A Shares to be issued under the Proposed A Share Issue to the PRC public on the Shanghai Stock Exchange, the proposed amendments to be made to the Articles of Association to cater for the completion of the Proposed A Share Issue as described in the section headed "Proposed amendments to the Articles of Association" below, the mutual sharing of the Company's undistributed profits between its existing and new shareholders, and the authorisation of the Directors in such terms and in such manner as set out above, are subject to be approved by the Company's shareholders at the AGM.

All resolutions to be proposed and sought at the AGM in respect of or otherwise relating to the Proposed A Share Issue, if passed by the Company's shareholders thereat, are, in compliance with and legally required under the relevant PRC laws, proposed to be effective for a non-extendable period which is proposed to be a period of one year from the date of the AGM, such that if the Proposed A Share Issue is not completed within such one year period, the relevant resolutions passed at the AGM will no longer be effective and fresh resolutions (in, as currently contemplated by the Directors, identical terms as those to be proposed and sought at the AGM) will then (and, as currently contemplated, when the Directors decide to convene the Company's 2003 annual general meeting) be required to be sought at that next annual general meeting of the Company. Having said that, it is the current intention of the board of Directors that the Proposed A Share Issue will, subject to the approval(s) by all relevant PRC regulatory authorities including the CSRC being obtained, take place within one year following the AGM.

As China Huadian is the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital, the proposed issue of any of the A Shares (in the form of unlisted State-owned legal person shares) under the Proposed A Share Issue to China Huadian, if materialised, will constitute a connected transaction for the Company under the Listing Rules, and is subject to be approved by the Independent Shareholders at the AGM with China Huadian abstaining from voting. The board of Directors has appointed the Independent Board Committee to consider and advise the Independent Shareholders on, among other things, the terms of the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, and has appointed CLSA as the independent financial adviser to advise the Independent Board Committee. As confirmed by the Company's legal advisers as to PRC laws, under current PRC laws and regulations, except for the resolution regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, China Huadian is not required to abstain from voting in respect of all other resolutions relating to the Proposed A Share Issue and to be sought at the AGM. Further, in the event that the resolution to approve the proposed issue by the Company of a maximum of 765,000,000 new A Shares under the Proposed A Share Issue is not passed at the AGM, the resolution regarding the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, even if passed, will not become effective.

2.3 Reasons for and the benefits of the Proposed A Share Issue

The Proposed A Share Issue, if completed, is expected to enlarge the shareholders' base and the capital base of the Company, and will open a new funding source of RMB denominated equity capital for the Company and is thereby expected to increase the Company's capital and debt raising capacity. With the injection of new capital, the Company's cost of capital will be lower and its capital structure will be improved, thus facilitating the Company to further develop its business in the development, construction, operation and ownership of power plants in the PRC.

2.4 Effects of the Proposed A Share Issue on the Company's capital structure

Set out below is a summary of the shareholding structure of the Company immediately before and immediately upon the completion of the Proposed A Share Issue, based on the assumption that a total of 765,000,000 new A Shares will be issued under the Proposed A Share Issue, out of which 765,000,000 new A Shares, 196,000,000 A Shares (in the form of unlisted State-owned legal person shares) will be allocated and issued to China Huadian, and the remaining 569,000,000 A Shares (which will be listed on the Shanghai Stock Exchange) will be issued to individuals and institutional investors in the PRC (i.e., the PRC public):

Type of shares	Immediately before completion of the Proposed A Share Issue	Approximate shareholding percentage (%)	Immediately upon completion of the Proposed A Share Issue	Approximate shareholding percentage (%)
1. Unlisted domestic shares				
Holder of State-owned legal person shares - China Huadian	2,815,075,430	53.56	3,011,075,430	50.01
Other holders of domestic shares	1,009,980,770	19.21	1,009,980,770	16.77
Sub-total:	3,825,056,200	72.77	4,021,056,200	66.78
2. Listed shares				
A Share shareholders	-	-	569,000,000	9.45
H Share shareholders	1,431,028,000	27.23	1,431,028,000	23.77
Sub-total:	1,431,028,000	27.23	2,000,028,000	33.22
3. Total	**5,256,084,200**	**100.00**	**6,021,084,200**	**100.00**

Assuming a total of 765,000,000 new A Shares are issued under the Proposed A Share Issue, of which a total of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are allocated and issued to China Huadian, immediately following completion of the Proposed A Share Issue, China Huadian will be interested in altogether 3,011,075,430 State-owned legal person shares of the Company, representing an aggregate of approximately 50.01% of the total enlarged issued share capital of the Company following completion of the Proposed A Share Issue. The aggregate amount of H Shares (i.e., 1,431,028,000 H Shares) and such A Shares to be issued and held by the public (i.e., 569,000,000 A Shares) following completion of the Proposed A Share Issue represents approximately 33.22% of the then total enlarged issued share capital of the Company.

3. PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

To cater for, and following completion of, the Proposed A Share Issue, amendments will, in accordance with laws and regulations prescribed by the relevant PRC authorities including the CSRC stipulating provisions mandatory or otherwise recommended for inclusion in articles of associations of PRC listed companies (including the Guide, the Standards, the Regulatory Opinions and the Independent Directors' Guiding Opinions), be made to the Articles of Association in compliance or otherwise in accordance with all such legal and regulatory requirements as will then be applicable to the Company. Such proposed amendments to be made to the Articles of Association are subject to be approved by the Company's shareholders at the AGM, and are conditional upon obtaining any approval, endorsement or registration as may be necessary from the relevant PRC authorities.

The proposed amendments to be made to the Articles of Association primarily aim to enhance the corporate governance of the Company and, in accordance with the above-mentioned PRC laws and regulations, deal with matters relating to a number of areas including: rights of shareholders, authority of, and procedures at, shareholders' general meetings, qualifications of Directors and supervisors, authority of, and procedures for, the board of Directors, procedures for nominating and electing Directors, duties of the Company secretary, duties of the general manager and internal audit and certain other related matters. Details regarding such proposed amendments are set out in Part B of Appendix I.

The Directors believe that such proposed amendments are a practical opportunity to update the Articles of Association, and will ensure that mechanisms will be in place for the Company, as a company listed on the Hong Kong Stock Exchange and, upon completion of the Proposed A Share Issue, expected to be listed on the Shanghai Stock Exchange, to continue to adhere to the highest standards of corporate governance.

4. PROPOSED CHANGE OF THE COMPANY'S NAME AND ASSOCIATED AMENDMENT PROPOSED TO BE MADE TO THE ARTICLES OF ASSOCIATION

As announced by the Company in its announcements dated 16th April and 9th May, 2003, in view of the reallocation of controlling shareholding interest in the Company and the substitution of China Huadian for Shandong Electric Power (Group) Corporation as the Company's immediate controlling shareholder in April, 2003, the Directors, on 15th April, 2003, resolved to change the name of the Company from "山東國際電源開發股份有限公司 Shandong International Power Development Company Limited" to "華電國際電力股份有限公司 Huadian Power International Corporation Limited". In connection with the proposed change of the Company's name, among other provisions of the Articles of Association, Article 2 is proposed to be amended to read as follows:

"**Article 2 Registered name of the Company**

Chinese: 華電國際電力股份有限公司
(Abbreviation: 華電國際)

English: Huadian Power International Corporation Limited
(Abbreviation: HDPI)"

The above proposed amendment, together with other amendments proposed to be made to the Articles of Association to cater for, or otherwise in connection with, the reallocation of controlling shareholding interest in the Company as described above and the proposed change of the Company's name and as set out in Part A of Appendix I, is subject to the approval by the shareholders of the Company being obtained at the AGM.

5. PROPOSED ACQUISITION

5.1 The Guangan Acquisition Agreement

The principal terms of the Guangan Acquisition Agreement are set out as follows:

Date	:	9th May, 2003
Parties	:	the Company; and China Huadian
Interest to be acquired	:	80% of the equity interest in Guangan

Consideration : RMB475.50 million (approximately HK$448.58 million), which was determined after arm's length negotiations between the Company and China Huadian based on the valuation of the net assets of Guangan in the amount of approximately RMB594.40 million as at 31st December, 2002 (as assessed by China United Assets Appraisal Co. Ltd., a State-approved independent PRC valuer), and taking into account Guangan's future development potential (including the development of its Phase II project as described in the paragraph headed "Information on Guangan - Operations of Guangan" below).

Under the Guangan Acquisition Agreement, the consideration shall be adjusted with reference to 80% of the difference between the audited net asset value of Guangan as at 31st December, 2002 and that as at the date of completion, both to be determined in accordance with the PRC Accounting Standards and Regulations. The independent auditors are to be jointly appointed by the Company and China Huadian. Such adjustment (to be determined in the manner as described above) shall, under the Guangan Acquisition Agreement, be settled between the Company and China Huadian on or before 30th April, 2004. If the adjustment is positive and the Company is then required to pay such adjustment to China Huadian, such adjustment is currently expected to be funded out of the Company's internal resources. Shareholders should note that there are certain differences between the accounting treatment under the PRC Accounting Standards and Regulations and that under the International Financial Reporting Standards.

Payment terms : The consideration (or part thereof but excluding the adjustment thereto in the manner as described above) is currently expected to be funded out of the proceeds of the Proposed A Share Issue.

According to the Guangan Acquisition Agreement, if the Company's application in respect of the Proposed A Share Issue is approved by the CSRC and the Company receives the proceeds thereof on or before 30th December, 2003, the Company shall pay China Huadian such consideration in cash in a lump sum on or before 30th December, 2003. If, however, the Proposed A Share Issue is not concluded until after 30th December, 2003, the Company shall pay the consideration to China Huadian by way of two installments as follows:

(a) RMB237.80 million, representing slightly over 50% of the consideration, shall be paid by the Company to China Huadian in cash by 30th December, 2003 (and which RMB237.80 million is currently expected to be funded out of the Company's internal resources); and

(b) RMB237.70 million, representing the balance of the consideration, shall be paid by the Company in cash within five business days after the Company receives the proceeds of the Proposed A Share Issue and in any event by 30th June, 2004.

Conditions precedent : The Guangan Acquisition Agreement is conditional upon the fulfillment of the following conditions precedent:

(a) approval of the Guangan Acquisition Agreement and all transactions contemplated thereunder by the Independent Shareholders being obtained at the AGM; and

(b) the valuation of Guangan as at 31st December, 2002 having been filed with and recorded at the PRC State-owned Assets Management Authority.

In the event that any of the above conditions are not fulfilled by 30th December, 2003, the Company may elect to terminate the Guangan Acquisition Agreement.

The Guangan Acquisition Agreement is, however, not conditional upon completion of the Proposed A Share Issue.

Completion : After the conditions precedent set out above have been fulfilled, the Company and China Huadian shall proceed with completion in accordance with the terms and conditions of the Guangan Acquisition Agreement, and completion is, under the Guangan Acquisition Agreement subject to compliance with all applicable PRC laws and regulations, deemed to take place on 30th December, 2003.

Other material term : Under the Guangan Acquisition Agreement, the Company has agreed and undertaken to China Huadian that at any time during the subsistence of the Guangan Acquisition Agreement, when requested by China Huadian, the Company will assume China Huadian's guarantee liabilities (in an aggregate amount not exceeding RMB1,700 million (excluding interest)) in respect of two tranches of bank loans borrowed by Guangan before completion of the Guangan Acquisition Agreement. Such two tranches of bank loans borrowed by Guangan (including interest accrued thereon, with the aggregate amount of such interest which was, as at the Latest Practicable Date, outstanding being approximately RMB18 million) are currently repayable by 2007 and 2009, respectively, and collateral-free.

Save as set out above, the Company has made no other guarantee in favour of China Huadian under the Guangan Acquisition Agreement.

5.2 Information on Guangan

5.2.1 Background information on the Sichuan Province

Sichuan is one of the largest province in China. It covers an area of 485,000 sq.kms with a population of 83.29 million. Sichuan has experienced rapid growth since China implemented "Develop the West of China" strategy. GDP growth for the recent three years averaged above 9%. For the year of 2002, GDP of Sichuan Province was RMB 487.5 billion, a 10.6% increase over that of 2001, compared with the national average growth rate of 8%.

The power industry in Sichuan shows strong growth in line with the Province's economic development. By the end of 2002, total installed capacity in Sichuan was approximately 18,000 MW, among which 11,854.6 MW was contributed by its hydro plants and the remaining 6,145.4 MW by thermal power plants. Total electricity generation reached 72.38 billion KWh in 2002, an increase of 13.72% over that in 2001 (while total electricity generated in 2001 experienced an increase of 14.40% over that in 2000). Total power consumption of Sichuan Province in 2002 was approximately 66.05 billion KWh, an increase of 12.03% over that in 2001 (while total power consumption in 2001 experienced an increase of 13.11% over that in 2000), compared with the national average growth rate of 11.6%. In the first quarter of 2003, electricity generation in Sichuan reached approximately 14.95 billion KWh (increased by 8.27% when compared with that for the same period last year), resulting from (and, in turn, evidencing and reinforcing) a continuous growth of power demand in Sichuan throughout 2002 and into 2003.

5.2.2 Guangan

四川廣安發電有限責任公司 (Sichuan Guangan Power Generation Company Limited), a company established in the PRC, is owned as to 80% by China Huadian and as to the remaining 20% by a third party (which has, at a shareholders' meeting of Guangan in late April, 2003, consented to the Proposed Acquisition) independent of the Company, its subsidiaries or any of their chief executives, directors or substantial shareholders or any associates of any of them. Guangan, established in 1996, is located at Guangan City, Sichuan Province. It is principally engaged in the business of generating electricity, with a total planned installed capacity of 1,200 MW to be fully completed by 2004. Following completion of the Proposed Acquisition, Guangan is expected to become a non-wholly owned subsidiary of the Company which will be interested as to 80% of Guangan's equity interest.

5.2.3 Operations of Guangan

The Phase I project of Guangan, which comprises two 300MW coal-fired power generating units, started commercial operation in October, 1999 and February, 2000, respectively. Total investment, which has been fully paid, deployed in the construction of Guangan's Phase I project amounted to approximately RMB2,731 million.

The Phase II project of Guangan, which comprises two 300MW coal-fired power generating units, started construction in September, 2002. These two units are expected to be put into commercial operation by August, 2004 and December, 2004, respectively. Total investment to be deployed in the construction of Guangan's Phase II project is expected to amount to approximately RMB2,285 million. Construction will be financed as to 20% by shareholders' equity (with investment from its existing shareholders in proportion to their current equity interest in Guangan) and 80% (in the amount of approximately RMB1,828 million) by bank loans.

All electricity generated by Guangan is sold onto Sichuan Power Grid. Total electricity sales of Guangan in 2001 increased by 5.1% compared with that of 2000. In 2002, Guangan's on-grid electricity increased by 47.06% compared to that of 2001. The strong growth was primarily due to increase in electricity demand in Sichuan Province. The trend of growth continues in 2003 as Guangan's first quarter electricity supply increased by 31% to 1.215 billion KWh over the same period of 2002.

Coal required by Guangan is primarily supplied from Sichuan Huayinshan Mineral Bureau and other local coal mines near Guangan city.

The following table sets out selected operating data of Guangan for the two years ended 31st December, 2001 and 2002:

	2002	2001
Total electricity generated (million kWh)	2,983.3	2,024.3
Total electricity sold (million kWh)	2,766.2	1,881.0
Equivalent availability factor (%)	93.6	95.7
Capacity factor (%)	56.8	38.5
Average utilization hours (hours)	4,972.2	3,373.8
Standard coal consumption rate for electricity sold (grams/kWh)	351.0	353.0
Weighted average on-grid power rate (Yuan/MWh) (net of value added tax)	214.0	212.7

5.2.4 Financial information on Guangan

As at 31st December, 2002, the net asset value attributable to 80% of the equity interest in Guangan, determined in accordance with the accounting policies consistent with those adopted by the Company under International Financial Reporting Standards, was approximately RMB477.5 million (approximately HK450.47 million).

The net operating results attributable to 80% of the equity interest in Guangan, determined in accordance with the accounting policies consistent with those adopted by the Company under International Financial Reporting Standards, were loss of approximately RMB20.7 million (approximately HK$19.5 million) and profit of approximately RMB25.8 million (approximately HK$24.3 million) for the two financial years ended 31st December, 2001 and 2002, respectively.

Set out below is certain financial information relating to Guangan for the two years ended 31st December, 2001 and 2002. Such 2001 and 2002 financial information was determined in accordance with the accounting policies consistent with those adopted by the Company under International Financial Reporting Standards and was extracted from the financial statements of Guangan audited by KPMG, Certified Public Accountants:

	2002 (RMB'000)	2001 (RMB'000)
Total assets	2,783,184	2,717,139
Cash	54,741	13,770
Total borrowings		
Current borrowings	417,000	442,000
Non-current borrowings	1,610,090	1,540,090
Net assets	596,832	606,635
Turnover	592,028	400,160
Depreciation	122,123	122,000
Operating profit	160,067	82,948
Financial costs (net)	111,886	121,532
Profit / (loss) before tax	48,181	(38,584)
Income tax charge / (credit)	15,899	(12,733)
Applicable tax rate	33%	33%
Net profit / (loss) after tax	32,282	(25,851)

The results of Guangan improved from a net loss of RMB25.85 million in 2001 to a net profit of RMB32.28 million in 2002. The increase in Guangan's profit resulted mainly from a 47.9% increase in revenue from 2001 to 2002, which (in turn) was mainly attributable to the 47.1% increase in electricity sold to the Sichuan Power Grid. Guangan's performance went along with the overall growth of the power industry in Sichuan. Total power consumption of Sichuan Province in 2002 increased by 12.03% over that in 2001, coupled with minor new capacity increase of 0.49%, while power generation by coal-fired generators increased by, on average, 33% in 2002.

For the first quarter of 2003, revenue generated by Guangan from selling electricity increased to approximately RMB266.9 million (unaudited), an increment of 32.2% compared with that for the same period in 2002. Guangan achieved a net profit of RMB59.8 million (unaudited) for the first quarter of 2003, representing a 130% increase over that for the same period in 2002. This is because power demand in the Sichuan Province increased significantly and the proportion of coal-fired power generation was greater during the low-water period (with less hydro-power supply during such period) in the first quarter of 2003.

5.2.5 Financial impact of the Proposed Acquisition

Assuming that the Proposed Acquisition had taken place and had been completed on 1st January, 2002, the net profit contribution to the Group would be RMB25.8 million or approximately 2.2% (as compared with the Group's audited net profit in the amount of RMB1,181.7 million for the year 2002). The Company believes that with the anticipated growth of the power markets in Sichuan and the commencement of commercial operation of Guangan's Phase II project, the Proposed Acquisition will contribute more positively to the profitability of the Company.

5.3 Reasons for and benefits of the Proposed Acquisition

With the reallocation of the Company's controlling shareholding interest to China Huadian (one of China's five national power group enterprises) in April, 2003, the Company has reinforced its strategy to become a national player in power generation. The expansion strategy will be implemented by means of both acquisition and building greenfield projects.

As disclosed in the announcements dated 8th April and 9th May, 2003 and the 2002 annual results announcement issued by the Company, China Huadian, as the controlling shareholder of the Company, has agreed and undertaken to the Company that, for so long as China Huadian retains a controlling shareholding interest in the Company, the Company is (and will continue to serve as) China Huadian's primary vehicle for developing power projects and a principal power-generating enterprise, and the Company shall (at its option) have a preferential right to acquire, develop, construct, own and/or operate China Huadian's interests in all of its power plants and power projects within the Shandong Province or other areas in which China Huadian has operation. The Proposed Acquisition strategically signifies the expansion of the Company's business outside of Shandong Province into other provinces in China, and reflects the support that China Huadian has, since its becoming the Company's controlling shareholder, been demonstrating in favour of the Company's developments.

Having obtained 22% market share in Shandong Province and being the largest power generator locally, the Company is seeking to enter into new markets around the country. The Proposed Acquisition enables the Company to tap the fast growing Sichuan Province and to grow market share in places other than Shandong Province. The fast growing electricity demand in Sichuan confronted with minor capacity expansion in 2004 and 2005 is expected to bring favorable economic return to Guangan in the next few years. By acquiring interests in power plants other than those in Shandong Province, the Company will be able to achieve geographical diversification that is expected to mitigate operational risks due to concentrating within a smaller market.

The Proposed Acquisition includes assets of two 300MW coal-fired power generating units that has already been put into commercial operation, plus two 300 MW coal-fired power generating units expected to be put into commercial operation by 2004. The Proposed Acquisition will immediately increase the generating capacity managed by the Company by 600 MW in 2003 and another 600 MW in 2004. This will enable the Company to capture the strong growth in electricity demand countrywide experienced in recent years.

The Company has appointed China International Capital Corporation (Hong Kong) Limited as its financial adviser in respect of the Proposed Acquisition. The consideration of RMB475.50 million (approximately HK$448.58 million) for the Proposed Acquisition was determined after arm's length negotiations between the Company and China Huadian based on the valuation of the net assets of Guangan in the amount of RMB594.40 million as at 31st December, 2002 as assessed by China United Assets Appraisal Co. Ltd. (a State-approved independent PRC valuer), and taking into account Guangan's future development potential (including the development of its Phase II project as described above). Such consideration of RMB475.50 million represents the valuation of the net assets attributable to 80% of the equity interest in Guangan as at 31st December, 2002. In 2002, the total net profit of Guangan was approximately RMB32.3 million, of which RMB25.8 million was attributable to the 80% equity interest in Guangan to be acquired by the Company. The Company believes that with the anticipated growth of the power markets in Sichuan, the Proposed Acquisition will contribute more positively to the profitability of the Company.

The entering into of the Guangan Acquisition Agreement and the consummation of the Proposed Acquisition are consistent with the Company's long-term business strategy and are, in the opinion of the Directors, in the commercial interests of the Company. In view of the circumstances stated hereinabove, the Directors, including the independent non-executive Directors, consider the terms of the Guangan Acquisition Agreement and the consideration for the Proposed Acquisition set out therein (which consideration was primarily determined based on the valuation of Guangan's net assets in the amount of approximately RMB594.40 million as at 31st December, 2002 assessed by China United Assets Appraisal Co. Ltd., a State-approved independent PRC valuer), which were determined after arm's length negotiations, are fair and reasonable so far as the Company and its shareholders are concerned.

5.4 Connected party relationship

As China Huadian is the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital, the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement constitute connected transactions for the Company under the Listing Rules and are subject to the approval of the Independent Shareholders being obtained at the AGM with China Huadian abstaining from voting.

6. GENERAL INFORMATION

6.1 The Proposed A Share Issue

The Proposed A Share Issue (including the proposed issue of A Shares (in the form of unlisted State-owned legal person shares) to China Huadian) shall be conducted in accordance with the requirements of the CSRC. It should also be noted that the Proposed A Share Issue and the structure thereof, upon being approved by the shareholders of the Company and, as the case may be, the Independent Shareholders, at the AGM, is subject to the approval of the CSRC, and that of the Shanghai Stock Exchange in respect of the listing and trading on the Shanghai Stock Exchange of such A Shares to be issued to the PRC public under the Proposed A Share Issue.

As China Huadian is the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital, the proposed issue of any of the A Shares (in the form of unlisted State-owned legal person shares) under the Proposed A Share Issue to China Huadian, if materialised, will constitute a connected transaction for the Company under the Listing Rules, and is subject to be approved by the Independent Shareholders at the AGM with China Huadian abstaining from voting. The board of Directors has appointed the Independent Board Committee to consider and advise the Independent Shareholders on, among other things, the terms of the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, and has appointed CLSA as the independent financial adviser to advise the Independent Board Committee.

There is no assurance that the Proposed A Share Issue will materialise or will proceed in such manner and in such terms as are set out herein. Investors are therefore advised to exercise caution when dealing in the H Shares. Further details regarding the Proposed A Share Issue will, when the Proposed A Share Issue materialises, be disclosed in newspapers in the PRC, and the Company will then publish an announcement in newspapers in Hong Kong.

6.2 The Proposed Acquisition - Listing Rules' implications

The Proposed Acquisition constitutes a discloseable transaction of the Company under Rule 14.12(1) of the Listing Rules. Furthermore, as China Huadian is the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital, the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement constitute connected transactions for the Company, and are subject to the approval by the Independent Shareholders being obtained at the AGM with China Huadian abstaining from voting. As mentioned above, the Company has appointed China International Capital Corporation (Hong Kong) Limited as its financial adviser in respect of the Proposed Acquisition. The board of Directors has also appointed the Independent Board Committee to consider and advise the Independent Shareholders on, among other things, the terms of the Proposed Acquisition and the Guangan Acquisition Agreement, and has appointed CLSA as the independent financial adviser to advise the Independent Board Committee.

6.3 The AGM

On 9th May, 2003, the board of Directors resolved to convene the AGM to be held on Tuesday, 24th June, 2003 to approve, among other things including the Company's financial statements for the financial year ended 31st December, 2002, the Proposed A Share Issue and the structure thereof, the amendments proposed to be made to the Articles of Association and the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement. A notice dated 9th May, 2003 convening the AGM, together with the reply slip for attendance, proxy form and a copy of the Company's announcement dated 9th May, 2003, was despatched to the shareholders of the Company on 10th May, 2003.

Shareholders whose names appeared on the register of members of the Company at the close of business on Friday, 23rd May, 2003 are entitled to attend the AGM upon completion of the necessary registration procedures. The H share register of members of the Company has since Sunday, 25th May, 2003 been closed until Monday, 23rd June, 2003, both days inclusive, during which period no transfer of H shares will be effected. Shareholders of H Shares intending to attend the AGM should have lodged their respective instrument(s) of transfer and the relevant share certificate(s) to Hong Kong Registrars Limited, the H share registrar of the Company, by 4:00 p.m. on Friday, 23rd May, 2003.

If you are eligible, and intend, to attend the Company's 2002 annual general meeting, please complete and return the reply slip for attendance enclosed with the Company's notice of the AGM in accordance with the instructions printed thereon as soon as possible and in any event by Tuesday, 3rd June, 2003. Whether or not you will attend the AGM, you are requested to complete and return the proxy form enclosed with the Company's notice of the AGM in accordance with the instructions printed thereon. Completion and return of the proxy form will not preclude you from attending and voting in person at the annual general meeting or any adjournment thereof should you so wish.

7. RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee which is set out on pages 25 to 26 of this circular. The text of a letter from CLSA, the independent financial adviser to the Independent Board Committee, containing its advice and the principal factors and reasons taken into consideration in relation to the terms regarding the proposed issue of A Shares by the Company to China Huadian under the Proposed A Share Issue, the Proposed Acquisition and the Guangan Acquisition Agreement and all transactions contemplated thereunder, is set out on pages 27 to 38 of this circular.

The Independent Board Committee, having taken into account the advice of CLSA, consider that the terms regarding the proposed issue of A Shares by the Company to China Huadian under the Proposed A Share Issue, the Proposed Acquisition and the Guangan Acquisition Agreement and all transactions contemplated thereunder are all fair and reasonable so far as the Company and its shareholders are concerned. Accordingly, the Independent Board Committee recommends that the Independent Shareholders vote at the AGM in favour of:

(a) the special resolution that out of the total number of new A Shares to be issued by the Company under the Proposed A Share Issue, a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are to be allocated and issued to China Huadian; and

(b) the ordinary resolution to approve, confirm and ratify the Guangan Acquisition Agreement and its terms, the entering into and the execution thereof by and on behalf of the Company and all transactions contemplated thereunder; and to authorise any Director to sign or execute all such documents and/or to do all such things and acts as he may consider necessary or expedient for the purpose of implementing or otherwise effecting any transaction contemplated under the Guangan Acquisition Agreement or any other matter incidental thereto and in the interest of the Company.

8. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the board of Directors of
Shandong International Power Development Company Limited
HE Gong
Chairman



山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

Legal address and head office:
14 Jingsan Road
Jinan, Shangdong Province
The People's Republic of China

30th May, 2003

To the Independent Shareholders

Dear Sir or Madam,

We refer to the circular (the "Circular") dated 30th May, 2003 to the shareholders of the Company of which this letter forms part. Unless the context requires otherwise, terms and expressions defined in the Circular shall have the same meanings in this letter.

We have been appointed to advise the Independent Shareholders in connection with terms regarding the proposed issue of A Shares by the Company to China Huadian under the Proposed A Share Issue, the Proposed Acquisition and the Guangan Acquisition Agreement and all transactions contemplated thereunder, details of all of which are set out in the letter from the board of Directors contained in the Circular.

As China Huadian is the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital, the proposed issue of any of the A Shares (in the form of unlisted State-owned legal person shares) under the Proposed A Share Issue to China Huadian, if materialised, will constitute a connected transaction for the Company under the Listing Rules, and is subject to be approved by the Independent Shareholders at the AGM with China Huadian abstaining from voting.

The Proposed Acquisition constitutes a discloseable transaction of the Company under Rule 14.12(1) of the Listing Rules. Furthermore, as China Huadian is the controlling shareholder of the Company, the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement also constitute connected transactions for the Company, and are subject to the approval by the Independent Shareholders being obtained at the AGM with China Huadian abstaining from voting.

We wish to draw your attention to the letter of advice issued by CLSA which is set out on pages 27 to 38 of the Circular. We have discussed that letter and the advice contained therein with CLSA.

Having considered, among other things, the factors and reasons considered by, and the advice of, CLSA, as stated in the aforementioned letter, we are of the opinion that the terms regarding the proposed issue of A Shares by the Company to China Huadian under the Proposed A Share Issue, the Proposed Acquisition and the Guangan Acquisition Agreement and all transactions contemplated thereunder are all fair and reasonable so far as the Company and its shareholders are concerned. Accordingly, we recommend that the Independent Shareholders vote at the AGM in favour of:

(a) the special resolution as set out in the Company's notice of the AGM dated 9th May, 2003 that out of the total number of new A Shares to be issued by the Company under the Proposed A Share Issue, a maximum of 196,000,000 new A Shares (in the form of unlisted State-owned legal person shares) are to be allocated and issued to China Huadian; and

(b) the ordinary resolution as set out in the Company's notice of the AGM to approve, confirm and ratify the Guangan Acquisition Agreement and its terms, the entering into and the execution thereof by and on behalf of the Company and all transactions contemplated thereunder; and to authorise any Director to sign or execute all such documents and/or to do all such things and acts as he may consider necessary or expedient for the purpose of implementing or otherwise effecting any transaction contemplated under the Guangan Acquisition Agreement or any other matter incidental thereto and in the interest of the Company.

Yours faithfully,
DING Changhao
KUNG Shaindow
Independent Board Committee

The following is the text of the letter of advice dated 30th May, 2003 from CLSA to the Independent Board Committee in respect of the terms regarding the proposed issue of A Shares by the Company to China Huadian under the Proposed A Share Issue, the Proposed Acquisition and the Guangan Acquisition Agreement and all transactions contemplated thereunder prepared for the purposes of incorporation into this circular:

30th May, 2003

To the Independent Board Committee of
Shangdong International Power Development Company Limited

Dear Sirs,

DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTIONS

PROPOSED APPLICATION TO ISSUE A SHARES TO CHINA HUADIAN PROPOSED ACQUISITION OF EQUITY INTEREST IN GUANGAN FROM CHINA HUADIAN

We refer to our engagement under which CLSA Equity Capital Markets Limited ("CLSA") has been appointed to advise the Independent Board Committee in connection with the terms of the proposed issue of A Shares under the Proposed A Share Issue to China Huadian and the Proposed Acquisition. Pursuant to the Listing Rules, the proposed issue of A Shares under the Proposed A Share Issue to China Huadian, if materialized, will constitute a connected transaction for the Company, and the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement constitute connected transactions for the Company, and are both subject to the approval of the Independent Shareholders at a general meeting. Details of the proposed issue of A shares under the Proposed A Share Issue to China Huadian and the Proposed Acquisition are set out in the letter from the board of Directors included in the circular dated 30th May, 2003 (the "Circular") issued by the Company to its shareholders ("Shareholders" and individually each a "Shareholder"). This letter has been prepared for inclusion in the Circular and terms used in this letter have the same meanings as defined in the Circular unless the context otherwise requires.

In our capacity as independent financial adviser to the Independent Board Committee, our role is to give an independent opinion as to whether the proposed issue of A Shares under the Proposed A Share Issue to China Huadian and the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement are fair and reasonable insofar as the Independent Shareholders are concerned. Our opinion letter to the Independent Board Committee has been prepared and delivered in accordance with the requirements of the Listing Rules for the purposes of assisting the Independent Board Committee in its duties to evaluate the terms of the proposed issue of A Shares under the Proposed A Share Issue to China Huadian and the Proposed Acquisition, and all transactions contemplated under the Guangan Acquisition Agreement and for no other reason. The assumptions made and the analysis conducted in our letter were undertaken in accordance with the customs and practices employed in similar transactions in Hong Kong.

In formulating our opinion, we have relied on the information, opinions and facts supplied, and representations made to us, by the Directors and representatives of the Company (including those contained or referred to in the Circular) and have assumed that all such information, opinions, facts and representations, which have been provided by the Directors and such representatives, and for which they are wholly responsible, are true and accurate in all respects. We have also relied on certain information available to the public and we have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and to the best of their knowledge and belief, that there are no other facts, the omission of which would make any statement contained in the Circular untrue or misleading. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of despatch of the Circular.

We consider that we have reviewed sufficient information to enable us to reach an informed view and to justify relying on the accuracy of the information provided in the Circular as well as to provide a reasonable basis for our advice. We have not, however, made any independent evaluation or appraisal of, nor have we conducted any form of independent investigation into, the business affairs or assets and liabilities of Guangan or the Company. Additionally, we did not conduct any physical inspection of the properties or facilities of Guangan or the Company. It is not within our terms of reference to comment on the commercial feasibility of the Proposed A Share Issue, the proposed issue of A Shares under the Proposed A Share Issue to China Huadian and the Proposed Acquisition, which remain the responsibility of the Directors. As the independent financial adviser to the Independent Board Committee, we have not been involved in the negotiations in respect of the terms of the Proposed A Share Issue, the proposed issue of A Shares under the Proposed A Share Issue to China Huadian and the Proposed Acquisition. Our opinion with regard to the terms thereof has been made on the assumption that all obligations to be performed by each of the parties to the Proposed A Share Issue and the Proposed Acquisition will be fully performed in accordance with the terms thereof.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information publicly available to us as of the date of the opinion. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Board Committee. As a result, circumstances could develop prior to completion of the Proposed A Share Issue and the Proposed Acquisition that, if known at the time we rendered our opinion, would have altered our opinion.

CLSA is a licensed securities adviser and corporate finance adviser under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and together with its affiliates provide a full range of investment banking and broking services, which, in the course of normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company for our own account and the accounts of customers. We will receive a fee from the Company for rendering this opinion. The Company has also agreed to indemnify CLSA and certain related persons against certain liabilities and expenses in connection with this engagement.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion with regard to the proposed issue of A Shares under the Proposed A Share Issue to China Huadian and the terms of the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement, we have considered the principal factors and reasons set out below. None of these factors or reasons considered by us was assigned a greater significance than any other. We did not form a conclusion as to whether any individual factors or reasons, considered in isolation, supported or failed to support our opinion, although we are not aware of any matter which would have rendered our opinion differently by the results of our analyses of any such individual factors or reasons. Rather, in reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached our opinion based on the results of all analyses taken as a whole.

THE PROPOSED ISSUE OF A SHARES TO CHINA HUADIAN

Pursuant to an announcement dated 9 May, 2003, the Directors announced that the board of Directors resolved that the Company shall apply: (a) to the CSRC for the issue of a maximum of 765 million new A Shares, of which a maximum of 196 million new A Shares (in the form of unlisted State-owned legal person shares) are proposed to be allocated and issued to China Huadian to demonstrate the Company's appreciation to China Huadian for its support in favour of the Company's development, with the remaining portion of the new A Shares to be issued under the Proposed A Share Issue (which are proposed to be listed on the Shanghai Stock Exchange) to be issued to individuals and institutional investors in the PRC (i.e. the PRC public); and (b) to the Shanghai Stock Exchange for the listing of such A Shares to be issued under the Proposed A Share Issue to the PRC public as mentioned above on the Shanghai Stock Exchange.

For further details regarding the structure of the Proposed A Share Issue, please refer to the letter from the board of Directors contained in the Circular.

In connection with the proposed issue of A Shares to China Huadian under the Proposed A Share Issue, China Huadian issued a written commitment on 7th May, 2003 in favour of the Company and a confirmation letter on 8th May, 2003 that China Huadian will fully subscribe, at the same price as the issue price under the Proposed A Share Issue, for all A Shares (in the form of unlisted State-owned legal person shares) to be allocated to it under the Proposed A Share Issue, and has in effect irrevocably agreed not to dispose of or otherwise deal with such A Shares until such time when the PRC government releases any new policy regulating the exchange trading of State-owned shares and legal person shares. The Directors are not aware to the best of their knowledge as to whether and, if so, when any such new policy may be released.

As stated in the letter from the board of Directors, the Proposed A Share Issue, if completed, is expected to enlarge the shareholders' base and the capital base of the Company, and will open a new funding source of RMB denominated equity capital for the Company and is thereby expected to increase the Company's capital and debt raising capacity. The Directors also believe, with the injection of new capital, the Company's cost of capital will be lower and its capital structure will be improved, thus facilitating the Company to further develop its business in the development, construction, operation and ownership of power plants in the PRC.

Assuming that a total of 765 million new A Shares are issued under the Proposed A Share Issue, of which a total of 196 million new A Shares (in the form of unlisted State-owned legal person shares) are allocated and issued to China Huadian, the approximate shareholding percentage of China Huadian in the Company will be diluted from 53.56% immediately before completion of the Proposed A Share Issue to 50.01% immediately upon completion of the Proposed A Share Issue. The aggregate shareholding of the independent shareholders other than China Huadian will increase from approximately 46.44% immediately before completion of the Proposed A Share Issue to approximately 49.99% immediately upon completion of the Proposed A Share Issue. The aggregate shareholding of the original H shareholders will be diluted from approximately 27.23% immediately before completion of the Proposed A Share Issue to approximately 23.77% immediately upon completion of the Proposed A Share Issue. The aggregate amount of H Shares and such A Shares to be issued and held by the public following completion of the Proposed A Share Issue will represent approximately 33.22% of the then total enlarged issued share capital of the Company. We also note that following completion of the Proposed A Share Issue, China Huadian will continue to be the controlling shareholder of the Company.

In the event that the final number of A Shares to be issued under the Proposed A Share Issue is less than the maximum of 765 million new A Shares currently contemplated, China Huadian, as currently contemplated by the Directors and subject to be approved by all relevant PRC regulatory authorities including the CSRC, will be issued such number of new A Shares such that the shareholding of China Huadian in the Company will not be lower than 50%.

The Company and the Directors have confirmed that they believe that maintaining such close relationship with China Huadian is instrumental to the future continuing success of the Company.

Whilst we are to opine on the terms of the proposed issue of A shares under the Proposed A Share Issue to China Huadian insofar as Independent Shareholders are concerned and not to opine on the whole Proposed A Share Issue, we note that, based on the consolidated net asset value of RMB8,549.8 million of the Company according to its consolidated financial statements as at 31 December, 2002, the total number of issued shares of the Company of approximately 5,256 million immediately before completion of the Proposed A Share Issue, the maximum number of 765 million new A Shares to be issued and the targeted range of net proceeds ranging between approximately RMB1,500 million and approximately RMB2,500 million, the consolidated net asset value per share of the Company would increase from approximately RMB1.62 immediately before completion of the Proposed A Share Issue to a range of approximately RMB1.67 to RMB1.84 immediately upon completion of the Proposed A Share Issue, representing an increase in a range of approximately 2.6% to 12.8%. The net debt to equity ratio of the Company based on its consolidated financial statements as at 31 December, 2002 would also decrease from approximately 96.9% immediately before completion of the Proposed A Share Issue to a range of approximately 82.4% to 74.9% immediately upon completion of the Proposed A Share Issue.

We also note that, based on the maximum number of 765 million new A Shares to be issued and the targeted range of net proceeds ranging between approximately RMB1,500 million and approximately RMB2,500 million, the implied target issue price per new A Share (net of expenses) is in the range of approximately RMB1.96 and approximately RMB3.27. Compared to the three month average closing price of the Company's H Shares of approximately HKD1.76 (RMB1.87) calculated as at the Latest Practicable Date, the implied target issue price per new A Share (net of expenses) represents a premium in the range of approximately 4.9% and approximately 74.8%.

As also stated in the letter from the board of Directors, the issue price is currently expected to be an amount ranging between 10 and 20 times the Company's profits per share as disclosed (or will be disclosed) in its then latest financial statements for the financial year preceding the year during which the Proposed A Share Issue takes place. Assuming that the Proposed A Share Issue will be completed, as the Directors expect, before 31 December 2003, and based on the expected price per share of 10 to 20 times the basic earnings per share as disclosed in the consolidated financial statements of the Company as at 31 December 2002, the implied target issue price per new A Share is in the range of approximately RMB2.25 and approximately RMB4.50. Compared to the three month average closing price of the Company's H Shares of approximately HKD1.76 (RMB1.87) calculated as at the Latest Practicable Date, the implied target issue price per new A Share represents a premium in the range of approximately 20.3% and approximately 140.6%.

Shareholders should note that the above analyses are based on the terms and structure of the Proposed A Share Issue currently contemplated by the Company which are only indicative in nature, and circumstances could develop prior to completion of the Proposed A Share Issue that, if known at the time we did our analyses, may have altered our analyses.

The Proposed A Share Issue (including the proposed issue of A Shares to China Huadian), as stated in the letter from the board of Directors contained in the Circular, shall be conducted in accordance with the requirements of the CSRC and is subject to, among other things, the approval and/or endorsement of the CSRC. The final issue price for the Proposed A Share Issue will, as may be required under relevant PRC laws and regulations, be subject to be approved by all relevant PRC regulatory authorities including the CSRC, and be determined in accordance with strict market principles based on the PRC securities market conditions at the time when the Proposed A Share Issue takes place. As stated in the letter from the board of Directors, a price range will be determined through pre-marketing and a "book-building" process will be conducted to determine an appropriate issue price for the Proposed A Share Issue. The Directors currently expect that the final issue price for the Proposed A share Issue will not be lower than the three-month average closing price of the H Shares on the Hong Kong Stock Exchange immediately prior to the Proposed A Share Issue taking place. The proposed issue of A Shares to China Huadian will be at the same price as the final issue price to the PRC public for the Proposed A Share Issue. We consider the aforesaid pricing mechanism for determining the issue price for the proposed issue of A Shares to China Huadian to be in line with market practice.

Having considered that the Directors currently expect that the final issue price for the Proposed A Share Issue will not be lower than the three-month average closing price of the H Shares on the Hong Kong Stock Exchange immediately prior to the Proposed A Share Issue taking place, and that China Huadian has confirmed that it will fully subscribe, at the same price as the issue price under the Proposed A Share Issue, for all A Shares (in the form of unlisted State-owned legal person shares) to be allocated to it under the Proposed A Share Issue, and has in effect irrevocably agreed not to dispose of or otherwise deal with such A Shares until such time when the PRC government releases any new policy regulating the exchange trading of State-owned shares and legal person shares, and that China Huadian will continue to be the controlling shareholder of the Company and that the Company and the Directors believe that maintaining such close relationship with China Huadian is instrumental to the future continuing success of the Company, and all of the above factors, we are of the opinion that the terms, including the pricing mechanism, of the proposed issue of A Shares (in the form of unlisted State-owned legal person shares) under the Proposed A Share Issue to China Huadian are fair and reasonable insofar as the Independent Shareholders are concerned.

THE PROPOSED ACQUISITION AND ALL TRANSACTIONS CONTEMPLATED UNDER THE GUANGAN ACQUISITION AGREEMENT

1. The Guangan Acquisition Agreement

Pursuant to an announcement dated 9 May, 2003, the Directors announced that the Company entered into the Guangan Acquisition Agreement with China Huadian for the acquisition from China Huadian of its 80% equity interest in Guangan for a consideration of RMB475.50 million (approximately HK$448.58 million, subject to adjustment) which (or part thereof) is currently expected to be funded out of the proceeds of the Proposed A Share Issue.

Under the Guangan Acquisition Agreement, the Company has agreed and undertaken to China Huadian that at any time during the subsistence of the Guangan Acquisition Agreement, when requested by China Huadian, the Company will assume China Huadian's guarantee liabilities (in an aggregate amount not exceeding RMB1,700 million (excluding interest)) in respect of two tranches of bank loans borrowed by Guangan before completion of the Guangan Acquisition Agreement. Such two tranches of bank loans borrowed by Guangan (including interest accrued thereon, with the aggregate amount of such interest which was as at the Latest Practicable Date, outstanding being approximately RMB18 million) are currently repayable by 2007 and 2009, respectively, and collateral-free.

Save as set out above, the Company has made no other guarantee in favour of China Huadian under the Guangan Acquisition Agreement.

The major terms of and details on the Guangan Acquisition Agreement and all transactions contemplated under the Guangan Acquisition Agreement are set out in the letter from the board of Directors contained in the Circular.

2. Reasons for and benefits of the Proposed Acquisition

As stated in the letter from the board of Directors, with the reallocation of the Company's controlling shareholding interest to China Huadian (one of China's five national power group enterprises) in April, 2003, the Company has reinforced its strategy to become a national player in power generation, and its expansion strategy will be implemented by means of both acquisition and building greenfield projects.

The Directors believe the Proposed Acquisition strategically signifies the expansion of the Company's business outside of Shandong Province into other provinces in China, and reflects the support that China Huadian has, since its becoming the Company's controlling shareholder, been demonstrating in favour of the Company's developments.

The Directors also believe the Proposed Acquisition enables the Company to tap the fast growing Sichuan Province and to grow market share in places other than Shandong Province. The Directors expect the fast growing electricity demand in Sichuan province combined with limited capacity expansion in 2004 and 2005 will bring a favorable economic return to Guangan in the next few years. By acquiring interests in power plants other than those in Shandong Province, the Directors believe the Company will be able to achieve geographical diversification that is expected to mitigate the operational risks which may result from concentrating within a smaller market.

The Proposed Acquisition includes assets of two 300MW coal-fired power generating units that has already been put into commercial operation, plus two 300 MW coal-fired power generating units expected to be put into commercial operation by 2004. The Proposed Acquisition will immediately increase the generating capacity managed by the Company by 600 MW in 2003 and another 600 MW in 2004. The Directors believe this will enable the Company to capture the strong growth in electricity demand in Sichuan province experienced in recent years.

We have discussed with the Directors regarding their bases and assumptions in relation to the above and we have no reason to believe that such bases and assumptions are not fair and reasonable.

For further details on the reasons for and benefits of the Proposed Acquisition, please refer to the letter from the board of Directors contained in the Circular.

3. Information on Guangan

Guangan is a company established in the PRC which is currently owned as to 80% by China Huadian and as to the remaining 20% by a third party (which has consented to the Proposed Acquisition) independent of the Company, its subsidiaries or any of their chief executives, directors or substantial shareholders or any associates of any of them. Guangan is expected to become a non-wholly owned subsidiary of the Company following completion of the Proposed Acquisition.

Guangan is principally engaged in the business of generating electricity, with a total planned installed capacity of 1,200 MW to be fully completed by 2004.

The Phase I project of Guangan, which comprises two 300MW coal-fired power generating units, started commercial operation in October, 1999 and February, 2000, respectively. Total investment, which has been fully paid, deployed in the construction of Guangan's Phase I project amounted to approximately RMB2,731 million.

The Phase II project of Guangan, which comprises two 300MW coal-fired power generating units, started construction in September, 2002. These two units are expected to be put into commercial operation by August, 2004 and December, 2004, respectively. As stated in the letter from board of Directors, total investment to be deployed in the construction of Guangan's Phase II project is expected to amount to approximately RMB2,285 million, and construction will be financed as to 20% by shareholders' equity (with investment from its existing shareholders in proportion to their current equity interest in Guangan) and 80% (in the amount of approximately RMB1,828 million) by bank loans.

As at 31st December, 2002, the net asset value attributable to 80% of the equity interest in Guangan, determined in accordance with the accounting policies consistent with those adopted by the Company under International Financial Reporting Standards, was approximately RMB477.5 million (approximately HK450.47 million).

The net operating results attributable to 80% of the equity interest in Guangan, determined in accordance with the accounting policies consistent with those adopted by the Company under International Financial Reporting Standards, were loss of approximately RMB20.7 million (approximately HK$19.5 million) and profit of approximately RMB25.8 million (approximately HK$24.3 million) for the two financial years ended 31st December, 2001 and 2002, respectively.

The results of Guangan improved from a net loss of RMB25.85 million in 2001 to a net profit of RMB32.28 million in 2002. The increase in Guangan's profit resulted mainly from a 47.9% increase in revenue from 2001 to 2002, which was mainly attributable to the 47.1% increase in electricity sold to the Sichuan Power Grid.

As stated in the letter from the board of Directors, for the first quarter of 2003, the unaudited revenue generated by Guangan from selling electricity was approximately RMB266.9 million, representing an increase of 32.2% compared with that for the same period in 2002, and Guangan achieved a net profit of RMB59.8 million (unaudited) for the first quarter of 2003, representing a 130% increase over that for the same period in 2002.

Further details relating to Guangan are set out in the letter from the board of Directors in the Circular.

4. Funding of the Proposed Acquisition and Payment Terms

As disclosed in the letter from the board of Directors contained in the Circular, the consideration (or part thereof but excluding the adjustment thereto in the manner as described therein the Circular) is currently expected to be funded out of the proceeds of the Proposed A Share Issue.

According to the Guangan Acquisition Agreement, if the Company's application in respect of the Proposed A Share Issue is approved by the CSRC and the Company receives the proceeds thereof on or before 30th December, 2003, the Company shall pay China Huadian such consideration in cash in a lump sum on or before 30th December, 2003.

Also as disclosed in the letter from the board of Directors, if, however, the Proposed A Share Issue is not concluded until after 30th December, 2003, the Company shall pay the consideration to China Huadian by way of two installments as follows:

a) RMB237.80 million, representing slightly over 50% of the consideration, shall be paid by the Company to China Huadian in cash by 30th December, 2003 (and which RMB237.80 million is currently expected to be funded out of the Company's internal resources); and

b) RMB237.70 million, representing the balance of the consideration, shall be paid by the Company in cash within five business days after the Company receives the proceeds of the Proposed A Share Issue and in any event by 30th June, 2004.

We note from our discussion with the Directors that completion of the Proposed A Share Issue is not a condition for the completion of the Proposed Acquisition, and that if the proceeds of the Proposed A Share Issue are not sufficient for funding the Proposed Acquisition, the Company expects to use its internal resources for the funding.

As disclosed in the consolidated financial statements as at 31 December, 2002, the Company had total cash and cash equivalent resources of approximately RMB1.05 billion, and its long term and short term debts were approximately RMB9.33 billion, representing a net debt to equity ratio of approximately 96.9%. The Directors believe the Company will have sufficient resources for future working capital purposes after the Proposed Acquisition.

Whilst we cannot express any view on whether the Proposed A Share Issue may or may not proceed within the time frame or the eventual size of any funds which may be raised as a result thereof, taking into account the target size of the Proposed A Share Issue and the existing internal resources of the Company, we have no reason to believe that the Company may not be able to fund the Acquisition.

5. Consideration

The consideration is RMB475.50 million (approximately HK$448.58 million), and represents approximately 80% of the equity interest in the net asset value of Guangan as at 31 Decemeber, 2002.

Under the Guangan Acquisition Agreement, the consideration shall be adjusted with reference to 80% of the difference between the audited net asset value of Guangan as at 31st December, 2002 and that as at the date of completion, both to be determined in accordance with the PRC Accounting Standards and Regulations. The independent auditors are to be jointly appointed by the Company and China Huadian. Such adjustment shall, under the Guangan Acquisition Agreement, be settled between the Company and China Huadian on or before 30th April, 2004.

Shareholders should note that, if the adjustment is positive, the Company is then required to pay such adjustment to China Huadian, and such adjustment is currently expected to be funded out of the Company's internal resources, and that there are certain differences between the accounting treatment under the PRC Accounting Standards and Regulations and that under the International Financial Reporting Standards.

As stated in the letter from the board of Directors, the consideration of RMB475.50 million (approximately HK$448.58 million) for the Proposed Acquisition was determined after arm's length negotiations between the Company and China Huadian based on the valuation of the net assets of Guangan in the amount of RMB594.40 million as at 31st December, 2002 as assessed by China United Assets Appraisal Co. Ltd. (a State-approved independent PRC valuer), and taking into account Guangan's future development potential (including the development of its Phase II project as described in the letter from the board of Directors).

Also as stated in the letter from the board of Directors, such consideration of RMB475.50 million represents the valuation of the net assets attributable to 80% of the equity interest in Guangan as at 31st December, 2002. We note that such consideration represents a discount of 0.4% to the net asset value attributable to 80% of the equity interest in Guangan as according to Guangan's audited financial statements as at 31 December, 2002 prepared under the International Financial Reporting Standards ("IFRS").

In formulating our opinion, we have considered the current market multiples of various comparable and listed companies based in the PRC and other Asian countries based on their respective market price as at the Latest Practicable Date and their latest available full year financial statements.

As stated earlier and in the letter of the board of Directors, the results of Guangan improved from a net loss of RMB25.85 million in 2001 to a net profit of RMB32.28 million in 2002, and for the first quarter of 2003, the unaudited revenue generated by Guangan from selling electricity was approximately RMB266.9 million, representing an increase of 32.2% compared with that for the same period in 2002, and Guangan achieved a net profit of RMB59.8 million (unaudited) for the first quarter of 2003, representing a 130% increase over that for the same period in 2002. Based on the aforesaid, we note that Guangan has been on a rapidly increasing trend in terms of sales and profits since 2001 and we consider that valuation multiples based on historical profitability are not appropriate to value Guangan.

Set out below are certain details of the comparable listed companies that are engaged in the power generation business.

For the purpose of comparison only, we have considered the following measures:

- the price to book value of equity ratio; and

- the enterprise value per MW ratio.

based on publicly available data as at the Latest Practicable Date and the listed companies' latest available full year financial statements. For the H share companies and the B share companies, we have conducted the following analysis based on their respective published financial statements as at 31 December, 2002 prepared under IFRS or Hong Kong GAAP as the case may be. For Guangan, we have conducted our analysis based on its financial statements as at 31 December, 2002 prepared under IFRS and audited by KPMG.

	Country	Price/ Book Value of Equity x	Enterprise Value/MW (000 US$/MW)
PRC H share			
Beijing Datang Power Generation Co. Ltd	PRC	1.4	494.5
Huaneng Power Int'l Inc.	PRC	1.7	510.2
Shangdong Int'l Power Development Co. Ltd.	PRC	1.3	418.2
Average		1.5	474.3
PRC B share			
Shenzhen Nanshan Power Station Co. Ltd	PRC	3.2	679.1
Heilongjiang Electric Power Co. Ltd	PRC	1.8	566.2
Zhejiang Southeast Electric Power Co. Ltd	PRC	1.9	707.8
Guangdong Electric Power Development Co. Ltd	PRC	1.8	720.4
Average		2.2	668.4
Hong Kong			
CLP Holdings Ltd	Hong Kong	2.2	N/M
Hong Kong Electric Holdings Ltd	Hong Kong	1.8	N/M
Average		2.0	N/M
Other Asian countries			
Malakoff Berhad	Malaysia	1.6	927.6
YTL Power Int'l Berhad	Malaysia	1.5	1,255.3
Manila Electric Company	Philippines	0.1	N/M
Electricity Generating Public Co. Ltd	Thailand	1.3	585.1
Ratchaburi Electricity Generating Holding Public Co Ltd	Thailand	1.7	512.7
Korea Electric Power Corp.	South Korea	0.4	590.3
Average		1.1	774.2
Overall sample average		1.6	663.9
Guangan multiples implied by the consideration		1.0	516.8

Source: Bloomberg and annual reports of the respective companies

Notes:
For the purpose of comparison only:

(1) The ratios were calculated on the basis of the companies' respective market capitalisation determined as according to Bloomberg as at the Latest Practicable Date and the companies' financial data as at the end of financial year 2002 as according to Bloomberg and the companies' respective annual reports.

(2) Price refers to market capitalisation as at the Latest Practicable Date.

(3) Enterprise Value refers to the sum of market capitalisation as at the Latest Practicable Date and net indebtedness as at the end of financial year 2002.

(4) MW refers to the announced or installed capacity in megawatt of the respective companies.

(5) We have derived the implied valuation multiples of Guangan on the basis of the consideration and the audited financial statements of the Target Power Plants as at 31 December 2002 prepared in accordance with IFRS.

(6) The country and regional averages are included for the convenience of the reader only and do not necessarily represent the actual country and regional averages if other power generation companies are included.

(7) N/M means "not meaningful".
(8) An exchange rate of RMB8.277=US$1.0 has been used.
(9) An exchange rate of HK$7.799=US$1.0 has been used.
(10) An exchange rate of Malaysian Ringgit3.8=US$1.0 has been used.
(11) An exchange rate of Philippines Peso 53.095=US$1.0 has been used
(12) An exchange rate of Thai Baht41.695=US$1.0 has been used.
(13) An exchange rate of Korean Won1,200.45=US$1.0 has been used.

The valuation represented by the consideration for the Proposed Acquisition results in multiples which, when compared to the other measures set out in the above table, are within the ranges of the multiples of the comparable companies. We note that the implied Enterprise Value per MW ratio based on the valuation represented by the consideration for the Proposed Acquisition is higher than the average of the implied Enterprise Value per MW ratio in respect of the listed H share companies set out in the above table. We consider this is nevertheless reasonable given that the Guangan assets are relatively new, and that the aforesaid implied Enterprise Value per MW ratio for Guangan includes investment already expensed relating to the Phase II project but does not include the potential additional capacity in terms of MW that the Phase II project will contribute. However, because the business, operations and prospects of Guangan are not completely the same as those of the companies included in the comparable companies group, the market multiples comparison above should be used with care.

6. Financial impact of the Proposed Acquisition

As stated in the letter from the board of Directors, assuming that the Proposed Acquisition had taken place and had been completed on 1 January, 2002, the net profit contribution to the Group would be RMB25.8 million or approximately 2.2% (as compared with the Group's audited net profit in the amount of RMB1,181.7 million for the year 2002). We note that, as stated in the letter from the board of Directors, the Company believes that with the anticipated growth of the power markets in Sichuan and the commencement of commercial operation of Guangan's Phase II project, the Proposed Acquisition will contribute more positively to the profitability of the Company. We have discussed with the Directors regarding their bases and assumptions for this statement and have no reason to believe that such bases and assumptions are not fair and reasonable.

Having considered the above-mentioned principal factors, we are of the opinion that the transactions contemplated under the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement are fair and reasonable so far as the Independent Shareholders are concerned.

OPINION

Having considered the above-mentioned principal factors and reasons, we are of the opinion that the terms of the proposed issue of A Shares by the Company under the Proposed A Share Issue to China Huadian and the Proposed Acquisition and all transactions contemplated under the Guangan Acquisition Agreement are fair and reasonable so far as the Independent Shareholders are concerned and the transactions contemplated thereunder are in the interest of the Company as a whole.

Yours faithfully
For and on behalf of
CLSA Equity Capital Markets Limited
Tim Ferdinand
Managing Director

PART A

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION TO CATER FOR, OR IN CONNECTION WITH, THE PROPOSED CHANGE OF THE COMPANY'S NAME

As stated in the letter from the board of Directors, amendments are proposed to be made to the Articles of Association to cater for, or otherwise in connection with, the reallocation of controlling shareholding interest in the Company and the substitution of China Huadian for Shandong Electric Power (Group) Corporation as the Company's immediate controlling shareholder in April, 2003 and the proposed change of the Company's name from "山東國際電源開發股份有限公司 Shandong International Power Development Company Limited" to "華電國際電力股份有限公司 Huadian Power International Corporation Limited". Such proposed amendments are set out as follows:

CHAPTER 1: GENERAL PROVISIONS

Article 2

Article 2 of the Articles of Association is proposed to be amended to read as follows:

"Registered name of the Company

Chinese: 華電國際電力股份有限公司
(Abbreviation: 華電國際)

English: Huadian Power International Corporation Limited
(Abbreviation: HDPI)"

CHAPTER 2: OBJECTS AND SCOPE OF BUSINESS

Article 10

Article 10 of the Articles of Association is proposed to be amended to read as follows:

"The business objective of the Company is to be actively engaged in the development, construction and management of the power projects, implement advanced management methods and active operational strategies, accelerate the development of electric power business, enhance power supply, promote profit level of the Company, and enable shareholders in general to obtain stable and increasing benefits."

CHAPTER 3: SHARES AND REGISTERED CAPITAL

Article 16

Article 16 of the Articles of Association is proposed to be amended to read as follows:

"Upon the increase of capital by issuing overseas listed foreign invested shares, the Company's capital structure comprises: 5,256,084,200 ordinary shares, of which 3,825,056,200 shares are domestic shares, representing 72.774 per cent. of the total of the issued ordinary shares of the Company. All such domestic shares are held by the Company's promoters in such numbers and percentages as set out as follows:

山東省國際信託投資有限公司:	903,443,970 shares, representing 17.189 per cent.
山東魯能發展集團有限公司:	86,536,800 shares, representing 1.646 per cent.
棗莊市基本建設投資公司:	20,000,000 shares, representing 0.381 per cent.

Shareholders of the Company's overseas listed foreign invested shares hold 1,431,028,000 shares, representing 27.226 per cent. of the total of the issued ordinary shares of the Company."

PART B

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION TO CATER FOR, AND FOLLOWING COMPLETION OF, THE PROPOSED A SHARE ISSUE

As stated in the letter from the board of Directors, to cater for, and following completion of, the Proposed A Share Issue, amendments will, in accordance with laws and regulations prescribed by the relevant PRC authorities including the CSRC stipulating provisions mandatory or otherwise recommended for inclusion in articles of associations of PRC listed companies (including the Guide, the Standards, the Regulatory Opinions and the Independent Directors' Guiding Opinions), be made to the Articles of Association in compliance or otherwise in accordance with all such legal and regulatory requirements as will then be applicable to the Company. Such proposed amendments are set out as follows:

CHAPTER 1: GENERAL PROVISIONS

Article 6

The first paragraph of Article 6 of the Articles of Association is proposed to be amended to read as follows:

> "These Articles of Association were amended pursuant to the Company Law of the People's Republic of China, the Special Regulations of the State Council of the People's Republic of China on Overseas Offering and Listing of Shares by Joint Stock Limited Companies, the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas (the "Mandatory Provisions"), the Guide for Articles of Association of Listed Companies (the "Guide"), the Standards for the Governance of Listed Companies (the "Standards") and other related regulations, were passed by a special resolution of the shareholders' general meeting, and shall take effect upon approval by the regulatory authority for examination and approval of companies as authorised by the State Council of the People's Republic of China (the "State Council") being obtained."

Article 7

The first and second paragraphs of Article 7 of the Articles of Association are, in accordance with article 10 of the Guide regarding claims to be made by the Company against its directors, supervisors, general manger and senior administrative officers, proposed to be amended to read as follows:

> "The Articles of Association shall be binding on the Company and its shareholders, directors, supervisors, general manager and other senior administrative officers. These persons may, pursuant to the Articles, make claims relating to the affairs of the Company.
>
> Provided that the relevant provisions of Chapter 23 hereof are not violated, pursuant to the Articles, shareholders may make claims against the Company; the Company may, in accordance with these Articles, make claims against its shareholders, directors, supervisors, the general manager and other senior administrative officers; shareholders may, in accordance with these Articles, make claims against other shareholders; and shareholders may, in accordance with these Articles, make claims against the directors, supervisors, the general manager and other senior administrative officers of the Company."

CHAPTER 3: SHARES AND REGISTERED CAPITAL

Article 14

A new paragraph, reading as follows, is, by reference to article 18 of the Guide, proposed to be inserted as the fourth paragraph of Article 14 of the Articles of Association:

> "The Company's domestic invested shares shall be centrally deposited with the Shanghai Branch of China Securities Depository and Clearing Corporation. The Company's overseas listed foreign invested shares shall principally be deposited with Hong Kong Registrars Limited."

Article 15

Article 15 of the Articles of Association is, in accordance with the Guide, proposed to be amended to read as follows:

"Upon approval by the regulatory authority for examination and approval of companies as authorised by the State Council, at the time of the Company's establishment, the promoters were issued 3,825,056,200 ordinary shares, representing 100 per cent. of the total number of ordinary shares then issued by the Company."

Article 16

Following amendments which are proposed to be made to Article 16 of the Articles of Association in such manner as are described in Part A to this Appendix, Article 16 is, in accordance with article 20 of the Guide, further proposed to be amended to cater for the Company's shareholding structure following completion of the Proposed A Share Issue. The further amended Article 16 is proposed to read as follows:

"After the establishment of the Company, it issued and over-allotted 1,431,028,000 overseas listed foreign invested shares upon the adoption of a special resolution at the shareholders' general meeting and the approval of the regulatory authority for examination and approval of companies as authorised by the State Council; after completion of the foregoing issue of overseas listed foreign invested shares, the Company issued [.] domestically listed domestic invested shares upon the adoption of a special resolution at the shareholders' general meeting and the approval of the regulatory authority for examination and approval of companies as authorised by the State Council.

After the foregoing increase of capital, the capital structure of the Company is as follows: [.] ordinary shares, of which [.] shares are held by the promoters, representing [.] per cent. of the total of the issued ordinary shares of the Company; [.] shares are held by holders of non-listed domestic invested shares, representing [.] per cent. of the total of the issued ordinary shares of the Company; [.] shares are held by holders of domestically listed domestic invested shares, representing [.] per cent. of the total of the issued ordinary shares of the Company; and [.] shares are held by holders of overseas listed foreign invested shares, representing [.] per cent. of the total of the issued ordinary shares of the Company.

Each of the promoters holds shares as follows:

山東省國際信託投資有限公司:	903,443,970 shares, representing [.] per cent.
山東魯能發展集團有限公司:	86,536,800 shares, representing [.] per cent.
棗莊市基本建設投資公司:	20,000,000 shares, representing [.] per cent."

Articles 17 and 18

The references to "the State Council Securities Commission" in the second paragraph of the original Article 17 and in the original Article 18 of the Articles of Association are proposed to be amended to read as "the State Council securities regulatory authorities".

Article 19

Article 19 of the Articles of Association is proposed to be amended to read as follows:

> "The registered capital of the Company is RMB[5,256,084,200] yuan (to be adjusted in consequence after the issuance of A shares). The Company shall register its registered capital with the State Administration for Industry and Commerce of the People's Republic of China, and shall make filings and recordals with the regulatory authority for examination and approval of companies as authorised by the State Council and with the State Council securities regulatory authorities."

Article 20

A new sub-paragraph, reading as follows, is, in accordance with article 22 of the Guide, proposed to be inserted as sub-paragraph (4) of the second paragraph of Article 20 of the Articles of Association, and the original sub-paragraph (4) is consequentially proposed to be renumbered as sub-paragraph (5):

> "(4) converting the common reserve to increase share capital;"

Article 23

The reference to "Article 38" in the fourth paragraph of Article 23 of the Articles of Association is proposed to be revised to read as "Article 41".

CHAPTER 4: REDUCTION OF CAPITAL AND REPURCHASE OF SHARES

Article 27

A new sub-paragraph, reading as follows, is, in accordance with article 25 of the Guide, proposed to be inserted as sub-paragraph (4) of Article 27 of the Articles of Association as one of the methods pursuant to which the Company may repurchase its shares:

"(4) other circumstances specified in laws, administrative regulations and approved by the State Council securities regulatory authorities."

CHAPTER 6: SHARE CERTIFICATES AND REGISTER OF SHAREHOLDERS

Article 36

A new Article, reading as follows, is, in accordance with article 28 of the Guide, proposed to be inserted as Article 36 of the Articles of Association:

"The Company shall not accept use of its share certificates as the subject matter of a pledge."

Article 37

A new Article, reading as follows, is, in accordance with article 29 of the Guide, proposed to be inserted as Article 37 of the Articles of Association:

"The Company's directors, supervisors, general manager and other senior administrative officers shall periodically report to the Company during their tenure the number of the Company's shares which they hold. They may not transfer the Company's shares which they hold during their tenure or within six months after leaving the Company."

Article 38

A new Article, reading as follows, is, in accordance with article 30 of the Guide, proposed to be inserted as Article 38 of the Articles of Association:

> "If a shareholder with more than 5 per cent. of the voting rights in the Company sells shares of the Company that it holds within six months after the date on which it purchased the same, or it repurchases the same within six months after the date of selling the same, the profits it derived therefrom shall belong to the Company.
>
> The provisions of the preceding paragraph shall also apply to sale and repurchase of the Company's shares by senior administrative officers (including without limitation directors, supervisors, managers and other senior administrative officers) as specified in the articles of association of the Company's legal person shareholders with more than 5 per cent. of the voting rights in the Company."

As a result of the addition of the above new Articles, the original Articles 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47 and 48 are proposed to be renumbered as Articles 39, 40, 41, 42, 43, 44, 45, 46, 47, 48, 49, 50 and 51, respectively. Other Articles of the Articles of Association are also, as a result of additions of new Articles and/or rearrangements of certain Articles within the Articles of Association, proposed to be renumbered in the manner as described below.

CHAPTER 7: RIGHTS AND OBLIGATIONS OF SHAREHOLDERS

Article 51

Sub-paragraphs (2) and (4) of the new Article 51 (i.e., the original Article 48) of the Articles of Association regarding rights of the Company's shareholders are, in accordance with articles 35(3) and 35(4) of the Guide, proposed to be amended to read, respectively, as follows:

> "(2) to attend or appoint proxies to attend shareholders' meetings, and to exercise voting rights in proportion to their shareholdings;"
>
> "(4) to transfer, bestow or pledge the shares they hold in accordance with the requirements as prescribed in laws, administrative regulations and the Articles;"

The reference to "manager" in sub-paragraph (5)(ii)(B) of Article 51 of the Articles of Association is proposed to be amended to read as "general manager".

A new sub-paragraph, reading as follows, is, in accordance with article 4 of the Standards, proposed to be inserted as sub-paragraph (7) in Article 51 of the Articles of Association, and the original sub-paragraph (7) is consequentially proposed to be renumbered as sub-paragraph (8):

"(7) if a resolution of the shareholders' general meeting or board of directors violates laws or administrative regulations or infringes upon the legitimate rights and interests of the shareholders, the right to institute a legal action in accordance with the law demanding that the illegal act or infringement be halted; if a director or the general manager violates laws, administrative regulations or the Articles in the course of carrying out his duties, thereby causing damage to the Company, the right to demand that the Company institute a legal action in accordance with the law demanding compensation."

Article 54

The original Articles 49, 50 and 51 are proposed to be renumbered as Articles 52, 53 and 54, respectively, and a new paragraph, reading as follows, is, in accordance with article 4 of the Standards, proposed to be inserted as the second paragraph of the new Article 54 (i.e., the original Article 51) of the Articles of Association:

"For the purposes of this Article, the phrase "acting in concert" means that two or more persons reach a consensus by agreement (whether orally or in writing) to obtain voting rights in the Company through any of such persons for the purpose of controlling or solidifying their control of the Company."

CHAPTER 8: SHAREHOLDERS' GENERAL MEETINGS

Article 56

The original Articles 52 and 53 are proposed to be renumbered as Articles 55 and 56, respectively, and sub-paragraph (13) of the new Article 56 (i.e., the original Article 53) of the Articles of Association regarding duties to be discharged at shareholders' general meetings of the Company is, in accordance with article 12 of the Regulatory Opinions, proposed to be amended to read as follows:

"(13) to consider proposals proposed by the supervisory committee and proposals proposed by shareholders holding five per cent. or more of the total number of shares carrying the right to vote at annual general meetings of the Company;"

Article 57

A new Article, reading as follows, is, in accordance with article 7 of the Standards, proposed to be inserted as Article 57 of the Articles of Association:

"Matters which laws, administrative regulations or the Articles require be decided by the shareholders' general meeting must be considered by the shareholders' general meeting so as to protect the right of the Company's shareholders to decide such matters. When necessary, and under reasonable circumstances, the shareholders' general meeting may authorise the board of directors to decide, within the scope authorised by the shareholders' general meeting, specific matters related to a matter on which a resolution has been made and on which the shareholders' general meeting finds it impossible to make an immediate decision.

If the authorisation to be granted to the board of directors by the shareholders' general meeting is for a matter requiring an ordinary resolution, such authorisation shall be granted if passed by more than one-half of the voting rights exercised by the shareholders (including their proxies) present at the shareholders' general meeting. If the authorisation is for a matter requiring a special resolution, such authorisation shall be granted if passed by more than two-thirds of the voting rights exercised by the shareholders (including their proxies) present at the shareholders' general meeting. The substance of the authorisation shall be clear and specific."

Article 59

The original Articles 54 and 55 are proposed to be renumbered as Articles 58 and 59, respectively, and sub-paragraph (3) of the third paragraph of the new Article 59 (i.e., the original Article 55) prescribing the circumstances under which the board of Directors shall within two months thereafter convene an extraordinary general meeting of the Company is, in accordance with article 44 of the Guide, proposed to be amended to read as follows:

"(3) where shareholders (alone or jointly) holding ten per cent. or more of the Company's issued shares carrying the right to vote (excluding proxy voting rights) make a request in writing to convene an extraordinary general meeting;"

Two new sub-paragraphs, reading as follows, are proposed to be inserted as sub-paragraphs (5) and (6), respectively, of the third paragraph of the new Article 59:

"(5) where the prescribed number of independent directors proposes to convene such a meeting; or

(6) where other circumstances as specified in the Articles occur."

A new paragraph, reading as follows, is, in accordance with article 44 of the Guide, also proposed to be inserted as the last paragraph of the new Article 59:

"The shareholdings referred to in sub-paragraph (3) of the third paragraph of this Article shall be calculated as at the date of the delivery of the written request."

Article 60

A new Article, reading as follows, is, in accordance with article 4 of the Regulatory Opinions, proposed to be inserted as Article 60 of the Articles of Association:

> "The matters to be discussed and decided by the shareholders' general meeting shall be determined in accordance with the requirements as prescribed in the Company Law of the People's Republic of China and the Articles. The annual general meeting may decide on any matter specified in the Articles.
>
> An extraordinary general meeting shall not decide matters which are not specified in the notice."

Article 61

The original Article 56 is proposed to be renumbered as Article 61. The reference to "and Article 58" in the new Article 61 of the Articles of Association is proposed to be deleted, and the original Article 58 of the Articles of Association relating to certain procedures for convening shareholders' meetings, reading as follows, is proposed to be rearranged and inserted as a new paragraph (i.e., the second paragraph) in the new Article 61 of the Articles of Association:

> "Based on the written replies received by the Company 20 days before a shareholders' general meeting, the Company shall calculate the number of voting shares represented by shareholders who have indicated their intention to attend the meeting. Where the number of voting shares represented by those shareholders reaches half of the Company's total number of such shares, the Company may convene the shareholders' general meeting. Otherwise, the Company shall, within five days, inform the shareholders again of the motions to be considered, the date and the venue of the meeting by way of public announcement. After making the announcement, the shareholders' general meeting may be convened."

Article 62

A new Article, reading as follows, is, in accordance with article 58 of the Guide, proposed to be inserted as Article 62 of the Articles of Association:

> "Proposals before the shareholders' general meeting shall be specific motions on the matters to be discussed at the shareholders' general meeting. Motions put before the shareholders' general meeting shall meet the following criteria:
>
> (i) their substance may not conflict with the provisions of laws, administrative regulations and the Articles, and shall fall within the scope of business of the Company and the scope of the responsibilities of the shareholders' general meeting;
>
> (ii) there is a clear subject of discussion and a specific resolution; and
>
> (iii) they are submitted or delivered to the board of directors in writing."

Article 63

The original Article 57 is proposed to be renumbered as Article 63, and is, in accordance with article 4 of the Regulatory Opinions, proposed to be amended to read as follows to principally endow the Company's supervisory committee with the power to submit new motions for consideration at shareholders' general meetings:

> "Where the Company convenes an annual general meeting, the supervisory committee or shareholders (alone or jointly) holding 5 per cent. or more of the total number of voting shares of the Company shall be entitled to submit new motions in writing to the Company. The Company shall include in the agenda of the meeting all items in the motion that fall within the scope of duties of a shareholders' general meeting."

The original Articles 58 and 59 are proposed to be deleted and inserted as the second paragraph of the new Article 61, and the second paragraph of the new Article 60, respectively, of the Articles of Association.

Article 64

The original Articles 60 and 61 are proposed to be renumbered as Articles 64 and 65, respectively, and the references to "manager" in sub-paragraph (5) of the new Article 64 (i.e., the original Article 60) are proposed to be amended to read as "general manager".

The original Article 62 of the Articles of Association is proposed to be deleted and rearranged to become a new Article 213 of the Articles of Association.

The original Articles 63, 64, 65, 66 and 67 are proposed to be renumbered as Articles 66, 67, 68, 69 and 70, respectively.

Article 71

A new Article, reading as follows, is, in accordance with article 72 of the Guide regarding approval of connected transactions at the Company's shareholders' general meetings, proposed to be inserted as Article 71 of the Articles of Association:

> "When the shareholders' general meeting considers connected transactions, the connected shareholder shall not participate in the vote and the number of voting shares that it represents shall not be counted as part of the total number of valid votes. The announcement of the resolution of the shareholders' general meeting shall fully disclose the votes of the non-connected shareholders. If, in special circumstances, the connected shareholder cannot avoid voting, the Company may, subject to the consent of the relevant authority being obtained, carry out the vote in accordance with the normal procedure and provide a detailed explanation thereof in the announcement of the resolution of the shareholders' general meeting."

Article 73

The original Articles 68 and 69 are proposed to be renumbered as Articles 72 and 73, respectively, and the new Article 73 (i.e., the original Article 69) is proposed to be amended to read as follows:

> "Shareholders (including proxies) who vote at the shareholders' general meeting shall exercise their voting rights in relation to the amount of voting shares they represent. Each share carries the right to one vote, except in the case of the cumulative voting system for the election of directors as specified in Article 101 of the Articles."

The original Articles 70, 71, 72, 73, 74 of the Articles of Association are proposed to be renumbered as Articles 74, 75, 76, 77 and 78, respectively.

Article 78

A new sub-paragraph, reading as follows, is proposed to be inserted as sub-paragraph (5) of the new Article 78 (i.e., the original Article 74) regarding mattes to be considered and resolved by way of ordinary resolutions at shareholders' general meetings of the Company, and the original sub-paragraph (5) of this Article is consequentially renumbered as sub-paragraph (6):

> "(5) the appointment, removal or non-renewal of the services of an accounting firm;"

Article 80

The original Articles 75 and 76 are proposed to be renumbered as Articles 79 and 80, respectively. The new Article 80 is, in accordance with article 54 of the Guide and article 19 of the Regulatory Opinions to principally endow the Company's supervisory committee with the power to convene extraordinary general meetings of the Company, proposed to be amended to read as follows:

"The supervisory committee or shareholders requiring to convene an extraordinary general meeting or a class meeting shall proceed in accordance with the following procedure:

(1) The supervisory committee or shareholders (alone or jointly) holding 10 per cent. or more of the shares carrying the right to vote at the meeting sought to be held may, by signing one or more counterpart written requisition(s) stating the object of the meeting, require the board of directors to convene an extraordinary general meeting or a class meeting. The board of directors shall as soon as possible after receipt of such written requisition(s) proceed to so convene the extraordinary general meeting or class meeting (as the case may be). The shareholdings referred to above shall be calculated as at the date of the delivery of the written requisition(s).

(2) If the board of directors fails to issue a notice to convene such a meeting within 30 days after the date of the receipt of the written requisition concerned, the supervisory committee or the shareholder(s) who tendered the requisition may themselves, within four months after the board of directors receives the requisition, convene such a meeting in a manner as nearly as possible as where meetings are to be convened by the board of directors.

Any reasonable expenses incurred by the supervisory committee or the shareholder(s) who tendered the requisition in convening and holding the meeting by reason of the failure of the board of directors to duly convene the meeting shall be borne by the Company and shall be set off against any sums owed to the directors in default by the Company."

Article 81

A new Article, reading as follows, is proposed to be inserted as Article 81 of the Articles of Association to regulate matters to be resolved by shareholders by way of written resolutions:

"Provided that the relevant provisions of laws, administrative regulations and the Articles are not violated, the board of directors may itself decide whether to accept a written motion in lieu of convening a shareholders' general meeting. In this case, the board of directors shall prepare a uniform written draft motion and blank correspondence ballots, and deliver the same to each shareholder by hand or postage-paid mail. The draft motion and blank correspondence ballots may also be delivered to the holders of domestic invested shares by way of an announcement. The shareholders with voting rights shall deliver the correspondence ballot together with their identification documents to the secretary of the Company's board of directors by hand or postage-paid mail within the valid period for the vote. After attestation by the attorney engaged by the Company or notarisation by a notary public, if the number of shareholders signing in consent reaches the quorum for a decision on the matter in question as specified in laws, administrative regulations and the Articles, such motion shall become a resolution of the shareholders' general meeting.

The delivery of the draft motion and blank correspondence ballots specified in the preceding paragraph shall comply with the relevant provisions of Chapter 22 of these Articles."

Article 83

The original Articles 77 and 78 are proposed to be renumbered as Articles 82 and 83, respectively, and the new Article 83 (i.e., the original Article 78) is, in accordance with article 87 of the Standards, proposed to be amended to read as follows to provide for the requirement on the part of the Company to announce resolutions passed at shareholders' general meetings:

"The chairman of the meeting shall be responsible for deciding whether or not a resolution has been carried. His decision shall be final and shall be announced at the meeting and recorded in the minutes book. The Company shall announce resolutions passed at shareholders' general meetings in accordance with the applicable laws and the relevant regulations of the stock exchange(s) on which the Company's shares are listed and traded."

CHAPTER 9: SPECIAL PROCEDURES FOR VOTINGS BY CLASS SHAREHOLDERS

Article 88

The original Articles 79, 80, 81, 82, 83, 84, 85, 86, 87, 88 and 89 are proposed to be renumbered as Articles 84, 85, 86, 87, 88, 89, 90, 91, 92, 93 and 94, and the reference to "Articles 85 to 89" in the new Article 88 (i.e., the original 83) of the Articles of Association is consequentially proposed to be amended to read as "Articles 90 to 94".

Article 90

The reference to "Article 84" in the first paragraph, and that to "Article 50" in sub-paragraph (2) of the second paragraph, of the new Article 90 (i.e., the original Article 85) of the Articles of Association is proposed to be amended to read as "Article 89" and "Article 53", respectively.

Article 91

The reference to "Article 85" in the new Article 91 (i.e., the original Article 86) of the Articles of Association is proposed to be amended to read as "Article 90".

Article 94

The reference to "the State Council Securities Commission" in sub-paragraph (2) of the new Article 94 (i.e., the original Article 89) of the Articles of Association is proposed to be amended to read as "the State Council securities regulatory authorities".

CHAPTER 10: BOARD OF DIRECTORS

Article 95

The original Article 90 is proposed to be renumbered as Article 95 of the Articles of Association, and is, by reference to (among other PRC regulations) the Independent Directors' Guiding Opinions, proposed to be amended to read as follows:

> "The Company shall have a board of directors which shall be accountable to the shareholders' general meeting.
>
> Subject to the satisfaction at all times and from time to time of all applicable and relevant requirements under relevant listing rules, the board of directors shall comprise 12 directors. The external directors shall account for one-half or more of the total number of directors and the independent directors among them shall account for one-third or more of the total number of directors. Furthermore, at least one of the independent directors shall be an accounting professional.
>
> The board of directors shall have a chairman of the board and two vice-chairmen."

Article 96

A new Article, reading as follows, is, in accordance with article 77 of the Guide, proposed to be inserted as Article 96 of the Articles of Association:

> "Directors shall be natural persons.
>
> Directors are not required to hold shares in the Company."

Article 97

The original Article 91 is proposed to be renumbered as Article 97 of the Articles of Association, and is, in accordance with article 4(4) of the Independent Directors' Guiding Opinions to provide for the tenure of independent Directors, proposed to be amended to read as follows:

> "Directors are elected at shareholders' general meetings and shall serve a term of 3 years. Upon expiration of his term and if re-elected, a director may serve consecutive terms. However, an independent director may not serve more than six years consecutively."

Article 98

A new Article, reading as follows, is, in accordance with article 28 of the Standards and article 4(1) of the Independent Directors' Guiding Opinions to enhance corporate governance regarding nomination of Directors, proposed to be inserted as Article 98 of the Articles of Association:

> "The list of director candidates shall be submitted to the shareholders' general meeting in the form of a proposal for a resolution.
>
> The candidates other than those for independent director shall be nominated by the board of directors, the supervisory committee and shareholders holding (alone or jointly) more than 5 per cent. of the total number of voting shares of the Company and be elected by the shareholders' general meeting of the Company.
>
> Independent director candidates shall be nominated by the board of directors, the supervisory committee and shareholders holding (alone or jointly) more than 1 per cent. of the total number of voting shares of the Company and be elected by the shareholders' general meeting of the Company."

Article 99

A new Article, reading as follows, is, by reference to articles 29 and 30 of the Standards and article 4 of the Independent Directors' Guiding Opinions to provide for procedures in electing independent Directors, proposed to be inserted as Article 99 of the Articles of Association:

"Before the election of a new independent director, the following procedures shall have been carried out:

(1) The party nominating the independent director candidate shall have obtained the nominee's consent prior to the nomination, be fully aware of such particulars of the nominee as his occupation, academic background, professional title, detailed work experience, all of the positions he holds concurrently, etc. and be responsible for providing to the Company written materials pertaining to such particulars. The candidate shall undertake to the Company in writing that he agrees to accept the nomination and that the disclosed information on him is true and complete; he shall also warrant to conscientiously perform his responsibilities as a director once elected.

(2) The party nominating an independent director shall issue an opinion on the nominee's qualifications to serve as an independent director and his independence; the nominee shall, if required under applicable laws and regulations and/or relevant listing rules and in accordance with such requirements, issue a public statement to the effect that no relationship exists between him and the Company which could prejudice his making independent and objective judgments.

(3) If the nomination of an independent director occurs prior to the convening of a meeting of the board of directors, the written materials pertaining to the particulars of the nominee described in sub-paragraph (1) and (2) of this Article shall, if required under applicable laws and regulations and/or relevant listing rules and in accordance with such requirements, be announced together with the resolution of the board of directors.

(4) If shareholders holding (alone or jointly) more than 5 per cent. of the total number of voting shares of the Company or the supervisory committee submits an extempore motion at the annual general meeting of the Company to elect an independent director, the intent to nominate a director candidate, the written notice of the nominee expressing his willingness to accept the nomination and the written materials pertaining to the particulars of the nominee and the undertakings described in sub-paragraphs (1) and (2) of this Article shall be despatched to the Company seven days before the convening of the annual general meeting.

(5) Before a shareholders' general meeting is convened to elect an independent director, the Company shall, if required under applicable laws and regulations and/or relevant listing rules and in accordance with such requirements, submit the relevant materials on all the nominees simultaneously to the State Council securities regulatory authorities, the agency of the State Council securities regulatory authorities of the place where the Company is located and (if required) the stock exchange(s) on which the Company's shares are listed and traded. If the Company's board of directors disputes the particulars pertaining to the nominee, the written opinion of the board of directors shall also be submitted. If the State Council securities regulatory authorities objects to a nominee, such person may not be an independent director candidate. At the time a shareholders' general meeting is convened to elect an independent director, the Company's board of directors shall state whether the State Council securities regulatory authorities object to the independent director candidate."

Article 100

A new Article, reading as follows, is, by reference to articles 29 and 30 of the Standards to provide for and strength procedures for electing Directors other than independent Directors, proposed to be inserted as Article 100 of the Articles of Association:

"Before the election of a new non-independent director, the following procedures shall have been carried out:

(1) The party nominating a non-independent director candidate shall have obtained the nominee's consent prior to the nomination, be fully aware of such particulars of the nominee as his occupation, academic background, professional title, detailed work experience, all of the positions he holds concurrently, etc. and shall be responsible for providing to the Company written materials pertaining to such particulars. The candidate shall undertake to the Company in writing that he agrees to accept the nomination and that the disclosed information on him is true and complete; he shall also warrant to conscientiously perform his responsibilities as a director once elected.

(2) If the nomination of a non-independent director occurs prior to the convening of the board of directors, the written materials pertaining to the particulars of the nominee described in sub-paragraph (1) of this Article shall, if required under applicable laws and regulations and/or relevant listing rules and in accordance with such requirements, be announced together with the resolution of the board of directors.

(3) If shareholders holding (alone or jointly) more than 5 per cent. of the total number of voting shares of the Company or the supervisory committee submits an extempore motion at the annual general meeting of the Company to elect a non-independent director, the intent to nominate a director candidate, the written notice of the nominee expressing his willingness to accept the nomination and the written materials pertaining to the particulars of the nominee and the undertakings described in sub-paragraph (1) of this Article shall be despatched to the Company seven days before the convening of the annual general meeting."

Article 101

A new Article, reading as follows, is, in accordance with article 31 of the Standards to provide for a system of cumulative voting on election of Directors, is proposed to be inserted as Article 101 of the Articles of Association:

"If the controlling interest of the Company's controlling shareholder reaches more than 30 per cent., when the shareholders' general meeting votes on a motion to elect a director, cumulative voting shall be used: i.e. when more than two directors are being elected at a shareholders' general meeting, each of the shares held by the shareholders participating in the vote shall carry voting rights equal in number to the number of director candidates; a shareholder may cast all of his votes for one candidate or may split his votes and cast them for more than one candidate."

Article 102

A new Article, reading as follows, is, in accordance with article 85 of the Guide and article 4(5) of the Independent Directors' Guiding Opinion, proposed to be inserted as Article 102 of the Articles of Association:

> "Subject to the stipulations of relevant laws and administrative regulations, the shareholders' general meeting may remove any director (including executive directors) prior to the expiration of such director's term through an ordinary resolution, but without prejudice to any claim for damages under any contract.
>
> If a director fails to attend meetings in person or by proxy twice in succession, he shall be deemed incapable of performing his responsibilities and the board of directors shall propose to the shareholders' general meeting that he be replaced.
>
> If an independent director fails to attend meetings in person three times in succession, the board of directors shall make a submission to the shareholders' general meeting that he be replaced. In the absence of the foregoing circumstance or the circumstances specified in the Company Law of the People's Republic of China under which a person may not serve as a director, an independent director may not be dismissed before the expiration of his term of office without just cause. If an independent director is dismissed prior to the expiration of his term of office, the Company shall treat such dismissal as a special matter requiring disclosure and disclose the same. If the independent director so dismissed holds that the grounds for his dismissal by the Company are unjustified, he may make a public statement to that effect."

Article 103

A new Article, reading as follows, is, in accordance with articles 86 and 87 of the Guide and article 4(6) of the Independent Directors' Guiding Opinions, proposed to be inserted as Article 103 of the Articles of Association:

> "A director may submit his resignation before his term of office expires. When a director intends to resign, he shall submit a written letter of resignation to the board of directors. If an independent director intends to resign, he shall additionally explain in his letter of resignation any circumstance relating to his resignation or any circumstance which he considers necessary to be brought to the attention of the Company's shareholders or creditors.
>
> If the resignation of a director means that the number of directors does not reach the quorum, such director's letter of resignation shall become effective only after his successor has filled the vacancy resulting from his resignation. The remaining directors shall convene an extraordinary general meeting of shareholders as soon as possible to elect a director to fill the vacancy resulting from the director's resignation. The functions and powers of the director who submitted his resignation and those of the remaining directors shall be subject to reasonable restrictions until the shareholders' general meeting has passed a resolution electing a replacement.
>
> If the resignation of an independent director causes the percentage of independent directors on the Company's board of directors to fall below the minimum required by the relevant regulatory authority, such independent director's letter of resignation shall become effective after his successor has filled the vacancy."

Article 104

The original Article 92 is proposed to be renumbered as Article 104 of the Articles of Association, which is, in accordance with article 94 of the Guide to strength and enhance the functions and powers of the board of Directors, proposed to be amended to read as follows:

"The board of directors shall be accountable to the shareholders' general meeting, and shall exercise the following functions and powers:

(1) to be responsible for convening shareholders' general meetings and to report on its work to the shareholders' general meeting;

(2) to implement resolutions passed at shareholders' general meeting;

(3) to decide on the Company's business plans and investment proposals;

(4) to formulate the Company's annual financial budget and final accounts;

(5) to formulate the Company's profit distribution proposals and proposals for making up losses;

(6) to formulate proposals for the increase or reduction of the registered capital of the Company, and for the issuance of Company debentures or other securities and the listing thereof;

(7) to draft proposals for major acquisitions by the Company, the buyback of the Company's shares or the merger, division or dissolution of the Company;

(8) to decide on venture investments, asset mortgages and other matters related to the provision of security by the Company within the scope authorised by the shareholders' general meeting;

(9) to decide on the establishment of the Company's internal management organization;

(10) to appoint or remove the Company's general manager and secretary of the board of directors, and to appoint or remove such senior administrative officers as the deputy general managers, financial officer(s), etc. based on the recommendations of the general manager, and to decide on their remuneration, bonuses and punishment;

(11) to formulate the Company's basic management system;

(12) to formulate proposals for any amendment of the Articles of Association;

(13) to manage information disclosures by the Company;

(14) to make submissions to shareholders' general meeting on the appointment and replacement of the accounting firm which audits the Company;

(15) to listen to the general manager's work reports and examine the work of the general manager; and

(16) to fulfill any other responsibilities as prescribed in laws, administrative regulations or the Articles of Association or as otherwise authorised by the shareholders in general meetings.

Except in relation to the matters set out in sub-paragraphs (6), (7) and (12) of this Article which require the affirmative vote of more than two-thirds of the directors, resolutions on any other matters may be approved by the affirmative vote of more than half of the directors."

Article 105

A new Article, reading as follows, is, in accordance with article 48 of the Standards to enhance the power to be endowed by the board of directors on its chairman when the board is not in session, proposed to be inserted as Article 105 of the Articles of Association:

"Upon authorisation by the board of directors, the chairman of the board may exercise some of the functions and powers of the board of directors while the board is not in session. The substance of the authorisation by the board of directors shall be clear and specific."

Article 106

A new Article, reading as follows, is, by reference to (among other PRC regulations) article 5 of the Independent Directors' Guiding Opinions to provide for special functions and powers of the independent Directors, proposed to be inserted as Article 106 of the Articles of Association:

"In addition to the functions and powers bestowed on directors by the Company Law of the People's Republic of China, other relevant laws and administrative regulations and the Articles of Association, independent directors shall have the following special functions and powers:

(1) Major connected transactions (determined in accordance with the standards issued from time to time by the competent regulatory authority) which, in accordance with relevant listing rules, require consideration by the board of directors or shareholders' general meeting shall, if required under applicable laws and regulations and/or relevant listing rules and in accordance with such requirements, be submitted to the board of directors for discussion after approval by the independent directors. Resolutions of the board of directors on the Company's connected transactions shall take effect only if signed by the independent directors. Before rendering a determination, the independent directors may appoint an intermediary organization to issue an independent financial advisor's report to serve as a basis for their determination.

(2) To propose to the board of directors the appointment or removal of the accounting firm.

(3) Two, or more than one half, of the independent directors may propose to the board of directors the convening of an extraordinary general meeting of shareholders.

(4) To propose the convening of a meeting of the board of directors.

(5) To independently appoint an external audit or consulting firm.

(6) To openly canvass for voting rights from shareholders before the convening of a shareholders' general meeting.

(7) To report circumstances directly to the shareholders' general meeting, the State Council securities regulatory authorities and other relevant authorities.

To exercise their functions and powers under this Article other than those specified in sub-paragraphs (1) and (3) above, the independent directors must obtain the consent of more than one-half of all the independent directors.

If any of the proposals described above is rejected or if the foregoing functions and powers cannot be exercised normally, the Company shall, if required under applicable laws and regulations and/or relevant listing rules and in accordance with such requirements, disclose the details thereof.

Article 108

The original Article 93 is proposed to be renumbered as Article 107 of the Articles of Association, and a new Article, reading as follows, is, by reference to article 97 of the Guide, proposed to be inserted as Article 108 of the Articles of Association:

> "Unless otherwise provided for or regulated under relevant listing rules, the board of directors shall have power to decide on venture investment projects worth not more than 25 per cent. of the Company's net assets. For major investment projects exceeding the examination and approval authority of the board of directors, it shall, if required under applicable laws and regulations and/or relevant listing rules and in accordance with such requirements, arrange for relevant experts and professionals to evaluate the same and report the findings to the shareholders' general meeting for approval."

Article 109

The third paragraph of the original Article 91, reading as follows, is proposed to be rearranged and inserted as a new Article, Article 109, of the Articles of Association:

> "The chairman and the vice chairmen of the board shall be elected or dismissed by a simple majority vote of all the directors. The chairman and the vice chairmen of the board shall serve terms of three years, and may serve consecutive terms if re-elected."

Article 110

The original Article 94 is proposed to be renumbered as Article 110 of the Articles of Association, which is, in accordance with article 99 of the Guide to enhance the functions and power of the chairman of the board of Directors, proposed to be amended to read as follows:

> "The chairman of the board shall exercise the following functions and powers:
>
> (1) to preside at shareholders' general meetings and to convene and preside at meetings of the board of directors;
>
> (2) to examine the implementation of resolutions of the board of directors;
>
> (3) to sign securities issued by the Company;
>
> (4) to sign the important documents of the board of directors as well as other documents requiring signature by the legal representative of the Company;
>
> (5) to exercise the functions and powers of the legal representative;

(6) in emergencies such as after the occurrence of a major natural disaster or other such event of force majeure, to exercise, in respect of the Company's affairs, special powers of disposal in compliance with laws and in the interest of the Company and reporting to the Company's board of directors and shareholders' general meeting after the event; and

(7) to exercise other functions and powers conferred by the board of directors.

Where the chairman of the board is unable to exercise his functions and powers, he may instruct a vice-chairman to exercise such functions and powers on his behalf."

Article 111

The original Article 95 is proposed to be renumbered as Article 111 of the Articles of Association, which is, in accordance with article 102 of the Guide to (among other things) set out the circumstances under which the chairman of the board of Directors shall convene extraordinary board meetings, proposed to be amended to read as follows:

"Meetings of the board of directors shall be convened at least four times every year. Such meetings shall be convened by the chairman of the board by giving notice to all the directors not less than ten days before the meeting is held.

The chairman of the board shall convene an extraordinary meeting of the board of directors within seven working days if:

(1) he believes it necessary;

(2) more than one-third of the directors jointly propose such a meeting;

(3) more than one-half of the independent directors jointly propose such a meeting;

(4) the supervisory committee proposes such a meeting; or

(5) the general manager proposes such a meeting.

The notices of meetings and extraordinary meetings of the board of directors shall be served by facsimile transmission, express mail, registered airmail or hand delivery to each of the directors.

In case a director has attended the meeting of directors and before or at attending the meeting the director does not represent that he has not received the notice, it shall be deemed that a notice for the meeting has been delivered to this director."

Article 112

The original Article 96 is proposed to be renumbered as Article 112 of the Articles of Association, and the period within which the secretary of the board of Directors shall notify the Directors of the time, location and agenda of any board meeting to be convened and prescribed in this Article is, in accordance with article 101 of the Guide, proposed to be extended from seven days to ten days before the meeting is proposed to be held. The new Article 112 will then read as follows:

> "If the board of directors has stipulated beforehand the time and location of its regular meetings, no notification is required for convening such meeting. If the board has not stipulated the time and location of a board meeting beforehand, the chairman or the relevant persons who propose the meeting shall send a written notice containing the proposal and the agenda of the meeting to the secretary of the board of directors. The secretary of the board of directors shall, after receipt of the said notice, notify the directors of the time, location and agenda of the meeting ten days before the date when the board meeting is proposed to be held. Any of the directors may waive the right to receive notification of a board meeting whether prior to or after the issuance of the notice. The secretary of the board of directors shall send a copy of the above-mentioned notice to the chairman of the supervisory committee."

The original Articles 97 and 98 are proposed to be renumbered as Articles 113 and 114, respectively.

Article 115

A new Article, reading as follows, is proposed to be inserted as Article 115 of the Articles of Association to provide for procedures regulating the use of written board resolutions:

> "The board of directors may accept written motions in lieu of convening a meeting of the board, provided that such motion is delivered to each director by hand, post, telegram or facsimile. If the number of directors signing in consent reaches the quorum required to make a decision on the matter in question as specified in laws, administrative regulations and the Articles and such consent is delivered to the secretary of the board of directors by one of the aforementioned methods, unless otherwise provided for or regulated under applicable laws and regulations and/or relevant listing rules, such motion shall become a resolution of the board of directors and shall not require the convening of a separate meeting of the board of directors."

Article 116

The original Article 99 is proposed to be renumbered as Article 116 of the Articles of Association, which is, in accordance with article 109 of the Guide relating to recording of comments made by any Director at board meetings, proposed to be amended to read as follows:

> "The board of directors shall keep minutes of its decisions on the matters under consideration. Directors attending the meeting and the person taking minutes shall sign their names on the minutes of that meeting. Directors who attended the meeting shall have the right to request that an explanation of their comments made at the meeting be noted in the minutes."

Article 117

A new Article, reading as follows, is proposed to be inserted as Article 117 of the Articles of Association:

> "Any written resolution not passed in accordance with the statutory procedure and not signed by the directors shall not have the legal effect of a resolution of the board of directors, even if each director has expressed his opinion by different means.
>
> Where a resolution of the board of directors is in violation of laws, administrative regulations or the Articles, those directors who voted in favour shall be directly liable. A director who is shown to have voted against the resolution and whose opposition at the time of the vote is recorded in the minutes of the meeting may be exempted from liability. A director who abstained at the time of the vote or who was not present at the meeting and failed to appoint a proxy shall not be exempted from liability. A director who expressly raised objections during discussions but did not expressly vote against the resolution likewise shall not be exempted from liability."

CHAPTER 11: SECRETARY OF THE BOARD OF DIRECTORS

Article 119

The original Articles 100 and 101 are proposed to be renumbered as Articles 118 and 119, respectively, of the Articles of Association, and the new Article 119 (i.e., the original Article 101) is, by reference to (among other PRC regulations) article 115 of the Guide to enhance the functions and responsibilities of the secretary of the board of Directors, proposed to be amended to read as follows:

"The secretary of the board of directors shall be a natural person who has the requisite professional knowledge and experience. He shall be appointed by the board of directors. His main responsibilities are:

(1) to assist directors in handling the routine work of the board of directors;

(2) to be responsible for and ensure the completeness of the Company's organisational papers and records;

(3) to ensure that the requisite reports and documentation are prepared and submitted to the competent authorities in accordance with laws;

(4) to be responsible for the Company's information disclosures, and to ensure that such information disclosures are timely, accurate, lawful, true and complete;

(5) to be responsible for and ensure the proper maintenance of the Company's register of shareholders and ensure that persons entitled to any records and documents of the Company are furnished with such records and documents without delay; and

(6) other responsibilities as specified in laws, administrative regulations, the Articles and the listing rules of the stock exchange(s) on which the Company's shares are listed.

Article 120

The original Article 102 is proposed to be renumbered as Article 120 of the Articles of Association, which is, in accordance with the relevant PRC regulations providing for responsibilities of secretary of board of Directors of PRC companies listed overseas, proposed to be amended to read as follows to stipulate that the Company's general manager and financial controller, in addition to any accountant of the accounting firm appointed by the Company, shall not concurrently serve as the secretary of the board of Directors:

> "Any director or other senior officer of the Company (with the exception of the general manager and financial controller) may also be appointed secretary of the board of directors. No accountant of the accounting firm appointed by the Company shall serve concurrently as the secretary of the board of directors.
>
> Where the secretary is also a director and an act is required to be done by a director and a secretary separately, a person who is both the secretary and a director may not perform the act in both capacities."

CHAPTER 12: GENERAL MANAGER OF THE COMPANY

Article 121

The original Article 103 is proposed to be renumbered as Article 121 of the Articles of Association, which is, in accordance with article 118 of the Guide, proposed to be amended to read as follows:

> "The Company shall have a general manager who shall be responsible for the day to day business operations and administrative management of the Company. The Company shall also have several deputy general managers who shall assist the general manager. The general manager and deputy general managers shall be appointed or removed by the board of directors.
>
> A director may be appointed to serve concurrently as general manager, deputy general manager or other senior administrative officer. However, the number of directors concurrently serving as general manager, deputy general manager and other senior administrative officer may not exceed half of the total number of the Company's directors.
>
> The general manager and the deputy general managers shall serve terms of three years, and may serve consecutive terms if re-appointed."

Article 122

The original Article 104 is proposed to be renumbered as Article 122 of the Articles of Association, which is, in accordance with article 121 of the Guide, proposed to be amended to read as follows to strength the functions and powers of the Company's general manager:

"The Company's general manager shall be accountable to the board of directors and shall exercise the following functions and powers:

(1) to be in charge of production, operation and management of the Company, and to organize the implementation of the resolutions of the board of directors;

(2) to draft the Company's development plans, annual production and business plans, annual financial budget and final accounts, proposal on after-tax distribution of profits and proposal on making up losses;

(3) to organize the implementation of the Company's annual business plans and investment proposals;

(4) to draft the plan for establishment of the Company's internal management organization;

(5) to draft the Company's basic management system;

(6) to formulate the basic rules and regulations of the Company;

(7) to request the appointment or dismissal of the Company's deputy general managers and the financial controller;

(8) to appoint or dismiss management personnel other than those to be appointed or dismissed by the board of directors;

(9) to determine the wages, benefits, bonuses and punishment and to decide on the employment and dismissal of the Company's employees;

(10) to propose the convening of extraordinary meetings of the board of directors;

(11) to handle major external business on behalf of the Company; and

(12) to perform other functions and powers conferred by the Articles and the board of directors."

Article 123

A new Article, reading as follows, is, in accordance with article 123 of the Guide to provide for and enhance the responsibilities of the Company's general manager, proposed to be inserted as Article 123 of the Articles of Association:

"The general manager of the Company shall report the Company's execution and performance of major contracts, use of funds and profit and loss situation to the board of directors or at the request of the supervisory committee. The general manager must be responsible for and ensure the truthfulness of such reports."

Article 124

A new Article, reading as follows, is, in accordance with article 124 of the Guide, proposed to be inserted as Article 124 of the Articles of Association:

"In deciding on issues involving such immediate interests of the Company's employees as their wages and benefits, safe production and labour, labour insurance, dismissal, etc., the general manager shall first seek the opinions of the employees."

The original Articles 105 and 106 are proposed to be renumbered as Articles 125 and 126, respectively, of the Articles of Association, and all references to "manager" or "managers" therein are proposed to be amended to read as "general manager" or, as the case may be, "general managers".

CHAPTER 13: SUPERVISORY COMMITTEE

Article 128

The original Articles 107 and 108 are proposed to be renumbered as Articles 127 and 128, respectively, of the Articles of Association, and the new Article 128 (i.e., the original Article 108) is, in accordance with (among other PRC regulations) article 129 of the Guide, proposed to be amended to read as follows to provide for the composition of the Company's supervisory committee:

"The supervisory committee shall comprise three members, including two shareholders' representatives and one employee representative (the employee representatives shall account for more than one-third of the members of the supervisory committee). External supervisors shall account for more than one-half of the members of the supervisory committee.

The term of a supervisor shall be three years. A supervisor may serve consecutive terms if re-elected."

Article 129

A new Article, reading as follows, is, in accordance with article 67 of the Guide, proposed to be inserted as Article 129 of the Articles of Association to primarily provide for the methods pursuant to which shareholders' representative supervisor candidates shall be nominated:

"The list of shareholders' representative candidates shall be submitted to the shareholders' general meeting in the form of a proposal for a resolution. Shareholders' representative candidates shall be nominated by the board of directors, the supervisory committee or shareholders holding (alone or jointly) more than 5 per cent. of the total number of voting shares of the Company, and shall be elected and dismissed by the shareholders' general meeting of the Company.

Employee representatives shall be democratically elected and removed by the Company's employees."

Article 130

The original Article 109 is proposed to be renumbered as Article 130 of the Articles of Association, which is, in accordance with article 130 of the Guide, proposed to be amended to read as follows to prohibit the secretary of the board of Directors, in addition to the Directors, the Company's general manager and its financial controller, from serving as a supervisor of the Company:

"The Company's directors, the general manager, financial controller and the secretary of the board of directors shall not serve concurrently as supervisors."

Article 131

A new Article, reading as follows, is, in accordance with article 132 of the Guide, proposed to be inserted as Article 131 of the Articles of Association to provide for the circumstances under which the Company's supervisors shall be replaced:

> "If a supervisor fails to attend meetings of the supervisory committee in person twice in succession, he shall be deemed incapable of performing his responsibilities and the shareholders' general meeting or the employees' congress shall replace him."

Article 132

A new Article, reading as follows, is, in accordance with article 133 of the Guide, proposed to be inserted as Article 132 of the Articles of Association to provide for regulations regarding resignation of the Company's supervisors:

> "A supervisor may submit his resignation before the expiration of his term of office. The provisions of Chapter 10 of the Articles concerning the resignation of directors shall apply to supervisors."

Article 134

The original Articles 110 and 111 are proposed to be renumbered as Articles 133 and 134, respectively, of the Articles of Association, and the new Article 134 (i.e., the original Article 111) is, in accordance with article 138 of the Guide, proposed to be amended to read as follows to provide for the service of notice of meetings of the supervisory committee:

> "Meetings of the supervisory committee shall be held at least once a year. They shall be convened by the chairman of the supervisory committee.
>
> Notices of the meetings of the supervisory committee shall be delivered in writing to all supervisors ten days before the date on which the meeting is proposed to be held."

Article 135

The original Article 112 is proposed to be renumbered as Article 135 of the Articles of Association, which is, in accordance with (among other PRC regulations) article 136 of the Guide, proposed to be amended to read as follows to strength the functions and powers of the Company's supervisory committee:

"The supervisory committee shall be accountable to the shareholders in general meetings and shall exercise the following functions and powers according to laws:

(1) to examine the Company's financial affairs and, when necessary, to separately appoint, in the name of the Company, an accounting firm to independently examine the Company's finances;

(2) to supervise the Company's directors, general manager, and other senior administrative officers to see whether they act in violation any laws, administrative regulations or the Articles when performing their duties;

(3) if an act of a Company's director, the general manager, or other senior administrative officer is harmful to the Company's interest, to require him to correct such an act;

(4) to review and verify accounting reports, business reports, profit distribution proposals and other financial information proposed to be tabled at shareholders' general meeting and, if in doubt, to, in the name of the Company, appoint any registered accountant or practising auditor to assist in reviewing them such reports, proposals and information;

(5) to submit extempore motions at annual general meetings of shareholders;

(6) to propose to convene an extraordinary general meeting of shareholders;

(7) to propose to convene extraordinary meetings of the board of directors;

(8) to represent the Company in negotiations with its directors or in initiating legal proceedings against any director of the Company; and

(9) to perform other matters as authorised by laws, administrative regulations or the Articles, or as authorised by the shareholders in general meetings.

Supervisors may attend meetings of the board of directors."

Article 136

A new Article, reading as follows, is, in accordance with article 67 of the Standards to perfect the functions to be discharged by the Company's supervisory committee, proposed to be inserted as Article 136 of the Articles of Association:

> "The supervisory committee may require the Company's directors, general manager, deputy general managers, financial controller, secretary of the board of directors, internal auditors or external auditors to attend meetings of the supervisory committee to answer questions on issues of concern to the supervisory committee."

Article 137

The original Article 113 is proposed to be renumbered as Article 137 of the Articles of Association, which is proposed to be amended to read as follows:

> "Decisions of the supervisory committee shall be made by the affirmative vote of more than two-thirds (including two-thirds) of the Company's supervisors."

Article 138

A new Article, reading as follows, is, in accordance with article 142 of the Guide, proposed to be inserted as Article 138 of the Articles of Association to perfect recording of minutes of meetings of the Company's supervisory committee:

> "The supervisory committee shall produce minutes in respect of the decisions made at meetings of the supervisory committee. Supervisors attending the meeting and the recorder shall sign the minutes of the meeting. Any supervisor shall have the right to request that an explanation of his comments made at the meeting be noted in the minutes. The minutes of meetings of the supervisory committee shall be duly preserved as important files and records of the Company."

The original Articles 114 and 115 are proposed to be renumbered as Articles 139 and 140, respectively, of the Articles of Association.

CHAPTER 14: QUALIFICATIONS AND OBLIGATIONS OF DIRECTORS, SUPERVISORS, GENERAL MANAGER AND OTHER SENIOR ADMINISTRATIVE OFFICERS OF THE COMPANY

Article 141

The original Article 116 is proposed to be renumbered as Article 141 of the Articles of Association, which is, in accordance with articles 78, 119 and 130 of the Guide, proposed to be amended to read as follows to stipulate further categories of persons who shall be prohibited from serving as the Company's directors, supervisors, general manager or any other senior administrative officers:

"None of the following persons may serve as a director, supervisor, the general manager or any other senior administrative officer of the Company:

(1) a person without capacity for civil conduct or with limited capacity for civil conduct;

(2) a person who was punished for the crime of corruption, bribery, expropriation or misappropriation of property or disrupting the social and economic order, and a period of five years has not elapsed since the punishment was completed, or who was deprived of his political rights as punishment for a criminal offence, and, again, a period of five years has not elapsed since the deprivation was completed;

(3) a person, who was a director, factory chief or manager of a company or enterprise which entered into insolvent liquidation due to mismanagement, and was personally liable for that insolvent liquidation and a period of three years, counting from the date of completion of the liquidation proceedings in question, has not elapsed;

(4) a person, who was the legal representative of a company or enterprise which has had its business licence revoked for violating the law, and was personally liable for that revocation and a period of three years, counting from the date of revocation of the business licence in question, has not elapsed;

(5) a person with comparatively large individual debts that have fallen due but have not been settled;

(6) a person who has been placed on file for investigation by judicial organs for having violated the criminal law, and such investigation has not been concluded;

(7) a State official;

(8) a person who is prohibited from acting as a leader of an enterprise by virtue of any laws and administrative regulations;

(9) a non-natural person;

(10) a person who was convicted by any relevant regulatory authorities of violation of securities-related laws and regulations, where such violation involved acts of a fraudulent or dishonest nature and a period of five years, counting from the date of the conviction in question, has not elapsed; and

(11) a person who has been prohibited from entering the market by the State Council securities regulatory authorities, and whose prohibition has yet to be lifted."

Article 142

A new Article, reading as follows, is proposed to be inserted as Article 142 of the Articles of Association to regulate, and thereby minimise, the overlap of the senior management of the Company and that of its controlling shareholder, and hence promote independence of the Company:

"No more than two persons from among the chairman of the board, vice chairmen of the board and directors of the Company's controlling shareholder may concurrently serve as the chairman of the board, vice chairmen of the board and directors of the Company. The management personnel of the Company's controlling shareholder may not concurrently serve as the general manager, deputy general managers, financial controller, marketing manager or secretary of the board of directors of the Company."

Article 143

A new Article, reading as follows, is, in accordance with article 2 of the Independent Directors' Guiding Opinions to provide for qualifications of the Company's independent Directors, proposed to be inserted as Article 143 of the Articles of Association:

"A person serving as an independent director shall meet the following basic criteria:

(1) he is qualified to serve as a director of the Company in accordance with laws, administrative regulations and other relevant regulations;

(2) he has the independence required by relevant laws, administrative regulations and departmental rules;

(3) he has a basic knowledge of the operation of listed companies and is familiar with relevant laws, administrative regulations and rules;

(4) he has more than five years of work experience in law, economics or other work experience required to perform the responsibilities of an independent director; and

(5) he meets other criteria specified in the Articles."

Article 144

A new Article, reading as follows, is, by reference to and in accordance with article 3 of the Independent Directors' Guiding Opinions to set out the criteria for determining the independence of an independent Director, proposed to be inserted as Article 144 of the Articles of Association:

"An independent director must (in such manner as may from time to time be provided for, and in compliance with, under all relevant listing rules) be independent. In addition, the following persons may not serve as independent directors:

(1) persons serving with the Company or subsidiaries of the Company, their immediate family members or persons with whom they have a major social relationship (the term "immediate family members" means spouse, parents, children, etc.; the term "major social relationship" means siblings, parents-in-law, children-in-law, spouses of siblings, siblings of spouse, etc.);

(2) natural person shareholders who directly or indirectly hold more than one per cent. of the issued shares of the Company or who are one of the top ten shareholders in the Company, and their immediate family members;

(3) persons holding a position in either an entity investor that directly or indirectly holds more than five per cent. of the Company's issued shares or any of the top five shareholders in the Company, and their immediate family members;

(4) any person who has been characterized as falling within the ambit of any of the circumstances specified in the preceding three sub-paragraphs in the most recent one year;

(5) any person who provides financial, legal, consulting or other such services to the Company or any subsidiary of the Company; and

(6) any person whom the State Council securities regulatory authorities has specified cannot serve as an independent director."

The original Article 117 is proposed to be renumbered as Article 145 of the Articles of Association, and the reference therein to the "manager" is proposed to be amended to read as the "general manager".

Article 146

A new Article, reading as follows, is, in accordance with article 82 of the Guide, proposed to be inserted as Article 146 of the Articles of Association to regulate actions undertaken by the Directors on behalf of the Company or its board of Directors:

"Without the authorisation specified in the Articles or lawfully granted by the board of directors, a director may not act on the behalf of the Company or the board of directors in his own name. When a director acts in his own name and a third party could reasonably believe that he is acting on behalf of the Company or the board of directors, he shall first declare his position and status."

Article 147

The original Articles 118, 119, 120 and 121 are proposed to be renumbered as Articles 147, 148, 149 and 150, respectively, of the Articles of Association, and all references therein to the "manager" are proposed to be amended to read as the "general manager".

Article 151

The original Article 122 is proposed to be renumbered as Article 151 of the Articles of Association, which is, in accordance with article 88 of the Guide, proposed to be amended to read as follows:

> "When a director, supervisor, the general manager or other senior administrative officer of the Company submits his resignation or when his tenure expires, his fiduciary duties towards the Company and shareholders are not automatically terminated prior to the taking effect of his resignation or within a reasonable period of time after the taking effect thereof or within a reasonable period of time after the expiry of his tenure. His duty of confidence in relation to the Company's trade secrets survives the expiry of his tenure until such secrets become information in the public domain. Other duties may continue for such period as fairness may require depending on the time lapses between the termination or expiry and the act concerned and the circumstances and conditions under which the relevant relationship with the Company terminates or expires."

Article 152

A new Article, reading as follows, is, in accordance with article 89 of the Guide, proposed to be inserted as Article 152 of the Articles of Association:

> "A director, supervisor, the general manager or other senior administrative officer of the Company who leaves the Company without authorisation before expiration of his tenure, thereby causing the Company to incur a loss, shall be liable, and keep the Company indemnified, for compensation."

The original Articles 123, 124, 125, 126, 127, 128, 129 and 130 are proposed to be renumbered as Articles 153, 154, 155, 156, 157, 158, 159 and 160, respectively, of the Articles of Association, any reference therein to the "manager" is proposed to be amended to read as the "general manager", and the reference to "Article 50" in the new Article 153 (i.e., the original Article 123) and that to "Article 127" in the new Article 159 (i.e., the original Article 129) are proposed to be amended to read as "Article 53" and "Article 157", respectively.

Article 161

A new Article, reading as follows, is, by reference to article 39 of the Standards, proposed to be inserted as Article 161 of the Articles of Association:

> "Subject to the approval of the shareholders' general meeting and under circumstances permitted by applicable laws and regulations, the Company may purchase liability insurance for its directors, supervisors, the general manager and other senior administrative officers, except for liabilities arising from the violation of laws, administrative regulations or the Articles by such persons."

The original Articles 131, 132 and 133 are proposed to be renumbered as Articles 162, 163 and 164, respectively, of the Articles of Association, all references in the new Article 162 (i.e., the original Article 131) to the "manager" are proposed to be amended to read as the "general manager", and the reference in the new Article 164 (i.e., the original Article 133) to "Article 51" is proposed to be amended to read as "Article 54".

CHAPTER 15: FINANCIAL ACCOUNTING SYSTEMS, PROFIT DISTRIBUTION AND AUDITING

Article 166

The original Articles 134 and 135 are proposed to be renumbered as Articles 165 and 166, respectively, of the Articles of Association, and the new Article 166 (i.e., the original Article 135) is proposed to be amended to read as follows:

> "The Company shall prepare financial reports at the end of each financial year. Such reports shall be examined, reviewed and verified according to laws."

Article 171

The original Articles 136, 137, 138, 139 and 140 are proposed to be renumbered as Articles 167, 168, 169, 170 and 171, respectively, of the Articles of Association, and the new Article 171 (i.e., the original Article 140) of the Articles of Association is proposed to be amended to read as follows:

> "Subject to the satisfaction at all times and from time to time of all applicable and relevant requirements under relevant listing rules, the Company shall, within every financial year. issue four financial reports: i.e., the first quarterly report shall be issued within 30 days after the expiry of the first three months' period of the financial year, the interim report shall be issued within 60 days after the expiry of the first six months' period of the financial year, the third quarterly report shall be issued within 30 days after the expiry of the first nine months' period of the financial year, and the annual report shall be issued within 120 days after the end of the financial year."

Article 172

A new Article, reading as follows, is, in accordance with article 145 of the Guide to set out the contents of the Company's annual and interim reports, proposed to be inserted as Article 172 of the Articles of Association:

"Subject to the satisfaction at all times and from time to time of all applicable and relevant requirements under relevant listing rules, the Company's annual report and the interim financial report for any mid-year profit distribution shall include the following:

(1) a balance sheet;

(2) a profit statement;

(3) a profit distribution statement;

(4) a cash flow statement; and

(5) notes to the financial statements.

If the Company does not make a mid-year profit distribution, the interim report shall include the financial statements and notes except for the item mentioned in sub-paragraph (3) above."

Article 174

The original Article 141 is proposed to be renumbered as Article 173 of the Articles of Association, and a new Article, reading as follows, is, in accordance with article 148 of the Guide to specify the priority in the application of the Company's after-tax profits, proposed to be inserted as Article 174 of the Articles of Association:

"After the Company has paid its various taxes in accordance with tax laws and regulations, its after-tax profits shall be distributed in the following order of priority:

(1) making up losses for the previous year;

(2) allocating 10 per cent. of such profits to the statutory common reserve;

(3) allocating between 5 and 10 per cent. of such profits to the statutory provident fund;

(4) allocating to the discretionary common reserve; and

(5) paying dividends to shareholders.

Once the aggregate amount of the Company's statutory common reserve reaches more than 50 per cent. of the Company's registered capital, no further allocations need be made to such reserve. The shareholders' general meeting shall decide whether to make an allocation to the discretionary common reserve after the allocations to the statutory common reserve and provident fund have been made. The Company shall not distribute profits to its shareholders before making up the Company's losses and making the allocations to the statutory common reserve and provident fund."

Article 176

The original Article 142 is proposed to be renumbered as Article 175 of the Articles of Association, and a new Article, reading as follows, is, in accordance with article 149 of the Guide to regulate conversion of common reserve into the Company's share capital, proposed to be inserted as Article 176 of the Articles of Association:

> "When the shareholders' general meeting of the Company resolves to convert the common reserve into share capital, the new shares shall be allotted in proportion to the shareholders' existing shareholdings. However, when the statutory common reserve is converted into share capital, not less than an amount equivalent to 25 per cent. of the Company's then registered capital shall be retained in such retained common reserve."

Article 177

A new Article, reading as follows, is, in accordance with article 150 of the Guide, proposed to be inserted as Article 177 of the Articles of Association:

> "After the shareholders have, at any general meeting of the Company, passed a resolution on the profit distribution proposal, the board of directors of the Company must complete the distribution of the dividends (or shares) within two months after the date of the relevant general meeting."

The original Articles 143, 144, 145 and 146 are proposed to be renumbered as Articles 178, 179, 180 and 181, respectively, of the Articles of Association.

Article 182

A new Article, reading as follows, is, in accordance with article 152 of the Guide to enhance the Company's internal audit and control, proposed to be inserted as Article 182 of the Articles of Association:

> "The Company shall implement an internal audit system and appoint full time auditors to carry out internal auditing and supervision of the Company's financial receipts, payments and economic activities."

Article 183

A new Article, reading as follows, is, in accordance with article 153 of the Guide, proposed to be inserted as Article 183 of the Articles of Association:

> "The Company's internal audit system and the responsibilities of the auditing personnel shall be implemented after approval by the board of directors. The auditor-in-chief shall be accountable and report to the board of directors."

CHAPTER 16: APPOINTMENT OF AUDITOR

Article 184

The original Article 147 is proposed to be renumbered as Article 184 of the Articles of Association, which is, in accordance with articles 154 and 155 of the Guide, proposed to be amended to read as follows for greater clarity:

> "The Company shall appoint an independent accounting firm which complies with the relevant requirements of the PRC to audit the Company's annual accounts, review other financial reports of the Company, carry out net asset verifications and provide other related consulting services.
>
> The appointment of an accounting firm shall be decided by the shareholders in general meetings."

Article 185

The original Article 148 is proposed to be renumbered as Article 185 of the Articles of Association, which is, in accordance with article 154 of the Guide, proposed to be amended to read as follows for greater clarity:

> "The term of office of an accounting firm appointed by the Company shall be one year commencing from the conclusion of the annual general meeting and expire at the conclusion of the next annual general meeting of the Company. At the expiration of its term of appointment, it may be reappointed."

The original Articles 149, 150 and 151 are proposed to be renumbered as Articles 186, 187 and 188, respectively, of the Articles of Association, and the reference in the new Article 186 (i.e., the original Article 149) to the "manager" is proposed to be amended to read as the "general manager".

Article 189

The original Article 152 is proposed to be renumbered as Article 189 of the Articles of Association, which is, in accordance with article 158 of the Guide, proposed to be amended to read as follows for greater clarity:

> "The remuneration of an accounting firm or the method of determining such remuneration shall be determined by the shareholders in general meetings or in such manner as the shareholders in general meetings may determine. In the case of an accounting firm appointed by the board of directors to fill a vacancy, the remuneration of the accounting firm may be determined by the directors and shall be submitted to the shareholders in general meetings for approval."

Article 190

The original Article 153 is proposed to be renumbered as Article 190 of the Articles of Association, which is, by reference to article 159 of the Guide, proposed to be amended to read as follows for greater clarity:

> "Decisions to appoint, remove or not to renew the services of an accounting firm shall be made by the shareholders in general meetings and shall, if required under applicable laws and regulations and/or relevant listing rules and in accordance with such requirements, be disclosed in the relevant newspapers. When necessary, the reason for the change shall be stated. Furthermore, any such decision shall be filed with the State Council securities regulatory authorities and the Chinese Institute of Certified Public Accountants."

Article 191

The original Article 154 is proposed to be renumbered as Article 191 of the Articles of Association, which is, in accordance with article 160 of the Guide, proposed to be amended to read as follows for greater clarity:

> "Should the Company decide to remove or not to renew the services of an accounting firm, it shall give ten days' prior notice to that accounting firm. The accounting firm shall have the right to present its views at the shareholders' general meeting. If the accounting firm considers that the grounds on which the Company decided to remove it or not renew its services are unjustified, it may file a complaint with the State Council securities regulatory authorities and the Chinese Institute of Certified Public Accountants. Where an accounting firm resigns, it shall be under an obligation to inform the shareholders' general meeting as to whether or not there is any impropriety in the Company."

The original Articles 155 and 156 are proposed to be renumbered as Articles 192 and 193, respectively, of the Articles of Association.

CHAPTER 17: MERGER AND DIVISION OF THE COMPANY

Article 194

The original Article 157 is proposed to be renumbered as Article 194 of the Articles of Association, which is, in accordance with articles 169, 170 and 173 of the Guide, proposed to be amended to read as follows to enhance the procedure, and thereby strength protection afforded to shareholders, in respect of the Company's merger and division:

> "The Company may be merged or divided in accordance with the law. The merger or division of the Company shall be handled in accordance with the following procedure:
>
> (1) the board of directors shall draft the plan for the merger or division;
>
> (2) the shareholders' general meeting shall pass a resolution thereon in accordance with the Articles;
>
> (3) the relevant parties shall enter into a contract for the merger or division;

(4) the relevant examination and approval procedures shall be carried out in accordance with the law;

(5) the various merger or division matters such as the disposal of claims and debts, etc. shall be carried out;

(6) registration of dissolution or registration of the change shall be carried out.

In the event the Company is merged or divided, the board of directors of the Company shall take necessary measures to safeguard the legitimate rights and interests of those shareholders who oppose the merger or division.

Shareholders who oppose the proposal shall have the right to require the Company or shareholders who are in favour of such proposal to purchase their shares at a fair price.

The resolution approving the merger or division shall be compiled into a special document for inspection by shareholders. Copies of the document referred to above shall also be delivered by prepaid post to holders of overseas listed foreign invested shares to their address registered on the register of shareholders."

The original Articles 158, 159, 160, 161, 162 and 163 are proposed to be renumbered as Articles 195, 196, 197, 198, 199 and 200, respectively, of the Articles of Association.

CHAPTER 20: DISSOLUTION AND LIQUIDATION OF THE COMPANY

Article 201

The original Article 164 is proposed to be renumbered as Article 201 of the Articles of Association, and a new paragraph, reading as follows, is, in accordance with article 177(2) of the Guide, proposed to be inserted as the second paragraph of this Article to supplement the liquidation procedures in connection with the Company's dissolution resulting from any merger or division of the Company:

"If the Company is dissolved pursuant to paragraph (2) of the preceding Article, the liquidation shall be handled in accordance with the contract entered into by the relevant parties at the time of the merger or division."

The original Articles 165, 166 and 167 are proposed to be renumbered as Articles 202, 203 and 204, respectively, of the Articles of Association.

Article 205

The original Article 168 is proposed to be renumbered as Article 205 of the Articles of Association, the second paragraph of which is, in accordance with article 183 of the Guide, proposed to be amended to read as follows to set out the priority in the application of the Company's property upon liquidation:

"The Company's property upon liquidation shall be applied in the order of priority set forth below in accordance with applicable laws and regulations:

(1) payment of the liquidation expenses;

(2) payment of the wages and labour insurance premiums of the Company's employees;

(3) payment of taxes owed;

(4) discharge of the Company's debts; and

(5) distribution to shareholders in proportion to their shareholdings."

The original Articles 169, 170 and 171 are proposed to be renumbered as Articles 206, 207 and 208, respectively, of the Articles of Association.

CHAPTER 21: PROCEDURES FOR AMENDING THE ARTICLES

Article 209

A new Article, reading as follows, is, in accordance with article 187 of the Guide, proposed to be inserted as Article 209 of the Articles of Association:

"The Company shall amend the Articles if:

(1) after amendment of the Company Law of the People's Republic of China or related laws or administrative regulations, the Articles conflict with the provisions of the amended laws or administrative regulations;

(2) a change occurs to the Company resulting in an inconsistency with the Articles; or

(3) the Company's shareholders in general meetings decide to amend the Articles."

Article 210

The original Article 172 is proposed to be renumbered as Article 210 of the Articles of Association, which is, in accordance with articles 189 and 190 and the Guide, proposed to be amended to read as follows:

"Amendments made to the Articles concerning matters prescribed by the Mandatory Provisions shall take effect upon approval by the examination and approval authority appointed by the State Council. Where the amendments relate to registered particulars of the Company, those particulars shall be amended according to laws.

If the amendments to the Articles contain information which laws and administrative regulations require be disclosed, such amendments shall be announced in accordance with regulations."

CHAPTER 22: NOTICES AND ANNOUNCEMENTS

A new Chapter 22 entitled "Notices and Announcements", comprising the following four new Articles (i.e., Articles 211 to 214) is proposed to be inserted into the Articles of Association.

Article 211

A new Article, reading as follows, is, by reference to articles 161 and 162 of the Guide, proposed to be inserted as Article 211 of the Articles of Association:

"Unless otherwise provided for or regulated under relevant listing rules, notices of the Company shall be given by one of the methods set forth below:

(1) by hand;

(2) by mail;

(3) by way of announcement; or

(4) by other method specified in the Articles.

If a Company notice is given in the form of an announcement, it shall be deemed received by all relevant persons upon publication of the announcement.

Unless otherwise specified herein and unless otherwise provided for or regulated under relevant listing rules, notices, information or written statements sent to holders of overseas listed foreign invested shares must be delivered by hand or postage-paid letter to the registered address of each holder of overseas listed foreign invested shares."

Article 212

A new Article, reading as follows, is, by reference to article 166 of the Guide, proposed to be inserted as Article 212 of the Articles of Association:

> "If a Company notice is given by hand and the recipient signs (or seals) the acknowledgment of receipt, the date on which the recipient signs (or seals) for receipt shall be deemed the date of service.
>
> If a Company notice is given by way of an announcement, the date of first publication of the announcement shall be deemed the date of service.
>
> If a notice is to be delivered by mail, the address must be written clearly, postage prepaid and the notice placed in an envelope. Such notice shall, unless otherwise provided for or regulated under applicable laws and regulations and/or relevant listing rules, be deemed served on the fifth working day upon the envelope containing such notice is consigned to the post office."

Article 213

A new Article, reading as follows, is proposed to be inserted as Article 213 of the Articles of Association:

> "The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the meeting and the resolutions adopted at the meeting."

Article 214

A new Article, reading as follows, is proposed to be inserted as Article 214 of the Articles of Association:

> "Unless otherwise provided, any notice or report required or permitted to be given by the Company by public announcement under the Articles must be published in at least one newspaper with national circulation approved by the State Council securities regulatory authorities and in other Chinese newspapers specified by the board of directors, and must simultaneously be published on the same day in the Chinese and English languages, respectively, in one major Chinese and one major English newspaper in Hong Kong."

CHAPTER 23: RESOLUTION OF DISPUTES

The original Chapter 22 is proposed to be renumbered as Chapter 23 of the Articles of Association, also entitled "Resolution of Disputes".

The original Article 173 is proposed to be renumbered as Article 215 of the Articles of Association, and all references therein to the "manager" are proposed to be amended to read as the "general manager".

CHAPTER 24: MISCELLANEOUS

The original Chapter 23 is proposed to be renumbered as Chapter 24 of the Articles of Association, also entitled "Miscellaneous".

The original Article 174 is proposed to be deleted, and the original Articles 175, 176 and 177 are proposed to be renumbered as Articles 216, 217 and 218, respectively, of the Articles of Association.

The following is the text of the letter, summary of valuation and valuation certificate dated 30th May, 2003 from American Appraisal China Limited, an independent property valuer, in connection with their valuation of the property interest of Guangan in the PRC as at 31st March, 2003 prepared for the purposes of incorporation into this circular:


American Appraisal
International Valuation Consultancy

香港灣仔告士打道108號
大新金融中心15樓1506-10室
Rm 1506-10, 15/F
Dah Sing Financial Centre
108 Gloucester Road
Wanchai, Hong Kong
電話 Tel: (852) 2511 5200
傳真 Fax: (852) 2511 9626
www.american-appraisal.com.hk

PRC Offices:
Hong Kong • Beijing • Shanghai • Shenzhen

30th May, 2003

The Directors
Shandong International Power Development
Company Limited
No 14 Jingsan Road, Jinan
Shandong Province
The People's Republic of China

Dear Sirs,

In accordance with the instructions by Shandong International Power Development Company Limited (the "Company") and its subsidiaries (hereinafter together referred to as the "Group") to value the property interests of Sichuan Guangan Power Generation Company Limited in the People's Republic of China (the "PRC"), we confirm that we have carried out inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the value of such property interests as at 31st March, 2003 (the "Valuation Date").

BASIS OF VALUATION

Our valuation of the property is our opinion of open market value which we would define as intended to mean "the best price at which the sale of an interest in a property might reasonably be expected to have been completed unconditionally for cash consideration on the date of valuation assuming:

i) a willing seller;

ii) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

iii) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the valuation date;

iv) that no account is taken of any additional bid by a purchaser with a special interest; and

v) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

VALUATION METHODOLOGY

Before arriving at our opinion of value, we personally inspected the property interests and studied the market conditions. To develop our opinion of value, we have considered the three generally accepted approaches to value: the cost approach, the market approach and the income capitalization approach. The theory of these approaches is outlined as follows:

The Cost Approach

The cost approach establishes value based on the cost of reproducing or replacing the property interests, less depreciation from physical deterioration, and functional and economic/ external obsolescence, if present and measurable.

Cost of Reproduction New is defined as the estimated amount required to reproduce the Property interests at one time in like kind and materials in accordance with current market prices for materials, labour, and manufactured equipment, contractors' overhead and profit, and fees, but without provision for overtime, bonuses for labour, or premiums for materials or equipment.

Cost of Replacement New is defined as the estimated amount required to replace the property interests at one time with a modern new unit using the most current technology and construction materials that will duplicate the production capacity and utility of an existing unit at current market prices for materials, labour, and manufactured equipment, contractors' overhead and profit, and fees, but without provision for overtime, bonuses for labour, or premiums for material or equipment.

Physical Deterioration is the loss in value resulting from wear and tear in operation and exposure to the elements.

Functional Obsolescence is the loss in value caused by conditions within the Equipment such as changes in design, materials, or process that result in inadequacy, overcapacity, lack of utility, or excess operating costs.

Economic/External Obsolescence is an incurable loss in value caused by unfavorable conditions external to the Property interests such as the local economy, economics of the industry, availability of financing, encroachment of objectionable enterprises, loss of material and labour sources, lack of efficient transportation, shifting of business centers, passage of new legislation, and changes in ordinances.

The cost approach generally provides a meaningful indication of value of land improvements, special buildings, special structures, and special machinery and equipment associated with a viable business or justified by economic demand.

When market transactions of comparable property interests are not available, when data cannot be extrapolated from larger transactions, or when transactions are non-existent, under premise of continued use, assuming adequate earnings the cost approach is the preferred valuation procedure.

The Market Approach

In the market approach, the value of the appraised property interests are estimated through analysis of recent sales of comparable items of the Property interests. It is employed in the valuation of the property interests for which there is a known used market. Under the premise of continued use assuming adequate earnings, consideration is given to the cost to acquire similar items in the second hand market; an allowance then is made to reflect the costs for freight and installation, if applicable.

A variant of the direct market approach is the use of market relationship. Recent market prices for property interests in property interests classification are determined with respect to age and are compared with a benchmark price, such as the cost of reproduction new. The ratio is then applied to similar property interests in the classification when the secondary market for the subject property interests is too sparse to exhibit appropriate comparables.

The Income Capitalization Approach

In the income capitalization approach, value is developed on the basis of capitalization of the net earnings that would be generated if a specific stream of income can be attributed to the property interests or a group of property interests. This approach is most applicable to investment and general-use properties where there is an established and identifiable rental market.

In any appraisal study, all three approaches to value must be considered, as one or more may be applicable to the subject property. In some situations, elements of two or three approaches may be combined to reach a value conclusion.

For Property Nos.1 and 2, which are stated in the valuation certificate, we have adopted the Depreciated Replacement Cost approach during the course of our valuation. Our valuations are based on the depreciated replacement cost of the buildings and structures (referred to as the "Buildings") which is defined as the gross replacement cost of the Buildings, from which appropriate deductions may then be made to allow for age, condition, economic/external and functional obsolescence and environmental factors etc. All of these might result in the existing Buildings being worth less to the undertaking in occupation than would a new replacement. As the land underlying the Buildings of the properties was obtained by the way of administrative allocation which cannot be transferred, leased, or mortgaged freely by Sichuan Guangan Power Generation Company Limited without the approval by the relevant government bodies and the payment of land premium to the government, we have attributed no commercial value for those parcels of land.

For Property No.3 which is stated in the valuation certificate, we have valued the property interests on an open market basis with the benefit of vacant possession by reference to comparable market transactions and, where appropriate, on the basis of capitalization of the net income receivable with due allowance for reversionary income potential.

ASSUMPTIONS

For Property Nos.1 and 2, which are stated in the valuation certificate, as the land on which the Buildings are erected is held under long term leases, we have assumed that the Company has free and uninterrupted rights to use the Buildings for the whole of the unexpired terms of their respective land leases.

For Property No.3 which is stated in the valuation certificate, our valuations have been made on the assumption that the owner sell the property interests on the open market without the benefit of any deferred term contracts, leasebacks, joint ventures, management agreements or any similar arrangements which could serve to increase the value of such property interests. In addition, no forced sale situation in any manner is assumed in our valuations.

For Property No.3 which is stated in the valuation certificate, we have assumed that the owner of the property interests has free and uninterrupted rights to use, lease, sell or mortgage the property interests for the whole of the unexpired term of its respective land use rights. Unless stated as otherwise, vacant possession is assumed for the property interests concerned.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on any of the property interests valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that all the property interests are free from encumbrances, restrictions and outgoings of an onerous nature, which could affect their rental values.

We have assumed that all consents, approvals and licenses from relevant government authorities for the buildings and structures erected or to be erected thereon have been granted. Also, we have assumed that unless otherwise stated, all buildings and structures erected on the site are held by the owner or permitted to be occupied by the owner.

It is assumed that all applicable zoning, land use regulations and other restrictions have been complied with unless a non-conformity has been stated, defined and considered in the valuation certificate. Further, it is assumed that the utilization of the land and improvements is within the boundaries of the property interests described and that no encroachment or trespass exists unless noted in the valuation certificate.

TITLESHIP INVESTIGATION

We have been provided with extracts of documents in relation to the title of the property interests situated in the PRC. However, we have not scrutinized the original documents to verify ownership or to verify any amendments which may not appear on the copies handed to us. We have relied to a considerable extent on the information provided by the Group.

All legal documents disclosed in this letter and valuation certificate are for reference only and no responsibility is assumed for any legal matters concerning the legal title to the property interests set out in this letter and valuation certificate.

We have relied upon the legal opinion (refer as the "PRC legal opinion") as stated in the property title report dated 28th May, 2003 given by Haiwen & Partners in relation to the legal title to the property interests in the PRC.

LIMITING CONDITIONS

We have relied to a considerable extent on the information provided by the Group and have accepted advice given to us by the Group on such matters as statutory notices, easements, tenure, occupancy, site and floor areas and all other relevant matters. Dimensions and areas included in the valuation certificate are based on information contained in the documents provided to us and are only approximations.

We have no reason to doubt the truth and accuracy of the information as provided to us by the Group. We were also advised by the Group that no material facts have been omitted from the information so supplied. We consider we have been provided with sufficient information to reach an informed view.

We have inspected the exterior and, where possible, the interior of the property interests included in the attached valuation certificate. However, no structural survey has been made and we are therefore unable to report as to whether the property interests are or are not free of rot, infestation or any other structural defects. No tests were carried out on any of the services. In the course of our inspection, we did not notice any serious defects.

We have not carried out investigations on site to determine the suitability of ground conditions and services for the proposed development, nor have we undertaken archaeological, ecological or environmental surveys. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during construction period.

REMARKS

We enclose herewith the summary of valuation and the valuation certificate.

Yours faithfully,
For and on behalf of
AMERICAN APPRAISAL CHINA LIMITED

Leo C. Ho
BSc., MBA, MTP, MRICS, AHKIS
Vice President

Note: Leo C. Ho, who is a Chartered Valuation Surveyor and Registered Professional Surveyor, has over 12 years of experience in valuation of properties in Hong Kong and the PRC.

SUMMARY OF VALUATION

Property	Open Market Value in existing state as at 31st March, 2003
1. Buildings and Structures of Sichuan Guangan Power Plant Daishi Town Guangan City Sichuan Province PRC	RMB830,000,000
2. Residential Development Complex in Leimin Street Guangan City Sichuan Province PRC	RMB23,000,000
3. Ten Apartment Units and a Car Parking Space in Block 2-2 No. 18 Wang Fu Jie Jin Jiang District Chengdu City Sichuan Province PRC	RMB3,000,000
Total	**RMB856,000,000**

VALUATION CERTIFICATE

	Property	Description	Particulars of Occupancy	Capital value in existing state as at 31st March, 2003
1.	Sichuan Guangan Power Plant Daishi Town Guangan City Sichuan Province PRC	The property comprises different phases of development known as Phase I, Phase I Desulfurization System and Phase II Expansion. The total site area of the power plant is approximately 1,799,311 square meters. Phase I development consists of certain buildings and structures of a coal-fired power plant with an installed capacity 2 x 300 MW generating units in operation and a planned capacity of 2 x 300 MW generating units, known as Phase II Expansion. **Phase I** The total gross floor area of Phase I development is approximately 100,677 square meters. The major buildings and structures include the main power house, central control room, LV and HV switch yards, transformer areas, switch rooms, water treatment plant rooms, offices, warehouses, workshops, a chimney, cooling towers, pump stations, ash fields, cable tunnels, pits and tanks. Construction of Phase I began in 1997, two generating units were completed in October 1999 and February 2000 respectively. As at the date of valuation, the two 300 MW power generating units were in operation. The buildings and structures were completed in or about 2000. **Phase I - Desulfurization System** The construction of Phase I desulfurization system was commenced in December 2002. The system is expected to be completed in the mid of 2004. **Phase II - Expansion** The construction of new power plant was commenced in October 2002. The two 300 MW power generating units are expected to be completed by the end of 2004.	Phase I of the property is occupied by Sichuan Guangan Power Generation Company Limited as power plant. The construction works of Phase I Desulfurization System and Phase II Expansion were in progress.	RMB830,000,000

Notes:

1. Pursuant to fifteen State-owned Land Use Rights Certificates dated 16th January 2002 and 28th January 2002 respectively, the land use rights of the subject fifteen continuous pieces of land with a total site area of approximately 1,799,311 square meters located in Daishi town are held by Sichuan Guangan Power Generation Company Limited through administrative allocation by Sichuan Land and Resources Bureau. The details of the land use rights certificates are as follows: -

Certificate Number	Land area (sq.m.)	Purpose of Use	Term
川國用(2002)字第00267號	62,013.30	Industrial	Unspecified
川國用(2002)字第00269號	9,832.40	Pipe work	Unspecified
川國用(2002)字第01096號	1,483.48	Industrial	Unspecified
川國用(2002)字第01097號	19,849.70	Industrial	Unspecified
川國用(2002)字第01098號	17,272.20	Industrial	Unspecified
川國用(2002)字第01099號	588,660.00	Industrial	Unspecified
川國用(2002)字第01100號	14,507.48	Road works	Unspecified
川國用(2002)字第01101號	198,666.87	Railways	Unspecified
川國用(2002)字第01102號	7,812.70	Road works	Unspecified
川國用(2002)字第01103號	36,605.10	Industrial	Unspecified
川國用(2002)字第01104號	58,082.00	Industrial	Unspecified
川國用(2002)字第01105號	154,952.26	Railways	Unspecified
川國用(2002)字第01106號	804.00	Industrial	Unspecified
川國用(2002)字第01107號	5,675.80	Industrial	Unspecified
川國用(2002)字第01108號	556,766.40	Industrial	Unspecified

2. Pursuant to the Business License Registration No.5116001800005 dated 10th January, 2002 issued by Sichuan Province Guangan Industry and Commence Administrative Bureau, Sichuan Guangan Power Generation Company Limited has a registered capital of RMB700,000,000.

3. According to the PRC legal opinion, 中國華電集團公司 and 四川巴蜀電力開發公司 are entitled to 80% and 20% of equity shares of Sichuan Guangan Power Generation Company Limited (hereinafter referred as the "Power Plant") respectively.

4. As advised by the management of the Power Plant, the estimated total construction cost of buildings and structures in respect of Phase I Desulfurization System is approximately RMB23,970,000 of which, as at 31st March, 2003, RMB421,460 has been paid. In the course of our valuation, we have taken into account the said construction cost.

5. As advised by the management of the Power Plant, the estimated total construction cost of buildings and structures Phase II Expansion is approximately RMB379,490,000 of which, as at 31st March, 2003, RMB55,853,079 has been paid. In the course of our valuation, we have taken into account the said construction cost.

6. As advised by the management of the Power Plant, the land improvement cost for the subject property is approximately RMB134,000,000. In the course of our valuation, as the land was obtained by the way of administrative allocation which cannot be transferred, leased, or mortgaged freely by the Power Plant (Sichuan Guangan Power Generation Company Limited) without the approval by the relevant government bodies and the payment of land premium to the government, we have attributed no commercial value for those parcels of land.

7. The PRC legal opinion states, inter alias, that:

   i. Sichuan Guangan Power Generation Company Limited was properly established with the rights to operate power generation business.

   ii. Sichuan Guangan Power Generation Company Limited has lawfully obtained the land use rights of the subject property.

iii. 中國華電集團公司 and 四川巴蜀電力開發公司 are entitled to 80% and 20% of equity shares of Sichuan Guangan Power Generation Company Limited respectively.

iv. Phase I Development of the subject property was approved by the relevant authorities and the corresponding Real Estate Ownership Certificate can be obtained without any legal encumbrance.

v. The construction works of Phase I Desulfurization System and Phase II Expansion were approved by the relevant authorities.

VALUATION CERTIFICATE

Property	Description	Particulars of Occupancy	Capital value in existing state as at 31st March, 2003
2. Residential Development Complex in Leimin Street Guangan City Sichuan Province PRC	The property comprises a comprehensive residential development complex including several apartment buildings, canteen, playground, landscaped garden and ancillary structures. The property occupied a site area of approximately 39,213.18 square meters with the total gross floor area of about 10,232 square meters and was completed in or about 1998.	The property is occupied by Sichuan Guangan Power Generation Company Limited as staff quarters.	RMB23,000,000

Notes:

1. Pursuant to the State-owned Land Use Right Certificate dated 22nd February, 2000, the subject piece of land located in Leimin Street Guangan City with a site area of 39,213.18 square meters is held by Sichuan Guangan Power Generation Company Limited through administrative allocation by Land Administrative Bureau of Guangan City.

2. As advised by the management of the Power Plant, the land improvement cost is approximately RMB7,000,000. In the course of our valuation, as the land is obtained by the way of administrative allocation which cannot be transferred, leased, or mortgaged freely by Sichuan Guangan Power Generation Company Limited without the approval by the relevant government bodies and the payment of land premium to the government, we have attributed no commercial value for those parcels of land.

3. The PRC legal opinion states, inter alias, that:

   i. Sichuan Guangan Power Generation Company Limited has lawfully obtained the land use rights of the subject property.

   ii. The development of the subject property was approved by the relevant authorities and the corresponding Real Estate Ownership Certificate can be obtained without any legal encumbrance.

VALUATION CERTIFICATE

Property	Description	Particulars of Occupancy	Capital value in existing state as at 31st March, 2003
3. Ten Apartment Units and a Car Parking Space in Block 2-2 No. 18 Wang Fu Jie Jin Jiang District Chengdu City Sichuan Province PRC	The property comprises ten apartments units and a car parking space within a multi-story residential building completed in 1990's. The total gross floor areas of the ten apartments units and car parking space are approximately 1,229.79 square meters and 39.07 square meters respectively.	The property is occupied by Sichuan Guangan Power Generation Company Limited as staff quarters.	RMB3,000,000

Notes:

1. Pursuant to eleven Building Ownership Certificates dated 24th November 2000 issued by Chengdu City Real Estate Administrative Bureau, the subject ten apartment units with a total gross floor area of approximately 1,227.79 square meters and a car parking space with a gross floor area of approximately 39.07 square meters are held by Sichuan Guangan Power Generation Company Limited.

2. The PRC legal opinion states, inter alias, that:

   i. Sichuan Guangan Power Generation Company Limited has lawfully obtained the Building Ownership Certificates of the subject property.

   ii. Sichuan Guangan Power Generation Company Limited has the rights to sell, lease or charge the subject property subject to obtaining the corresponding strata title Stated-owned Land Use Rights Certificate. Sichuan Guangan Power Generation Company Limited is ready to apply the corresponding strata title Land Use Rights Certificate and can be obtained without any legal encumbrance.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors and the Company's supervisors

As at the Latest Practicable Date, none of the Directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive or supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

(b) Substantial shareholders

As at the Latest Practicable Date, so far as the Directors are aware, each of the following persons, not being a Director, chief executive or supervisor of the Company, had an interest in the Company's shares which falls to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Shares held / Approximate shareholding percentage

Name of shareholder	Shares	Number of shares held	Interest: Approximate percentage of shareholding in the Company's total issued share capital	Approximate percentage of shareholding in the Company's total issued domestic shares	Approximate percentage of shareholding in the total issued H Shares	Short position
China Huadian	Domestic shares	2,815,075,430	53.56%	73.60%	—	—
Shandong International Trust and Investment Company Limited	Domestic shares	903,443,970	17.19%	23.62%	—	—
HKSCC Nominees Limited *(Note)*	H Shares	1,408,470,000	26.80%	—	98.42%	—

Note: Based on the information available to the Directors as at the Latest Practicable Date and so far as the Directors are aware, among the 1,408,470,000 H Shares held by HKSCC Nominees Limited, J.P. Morgan Chase & Co. had an interest in 122,998,000 H Shares (representing approximately 8.60% of the then total issued H Shares) and an interest in a lending pool comprising 32,150,000 H Shares (representing approximately 2.25% of the then total issued H Shares). According to the latest records of HKSCC Nominees Limited and other information available to the Directors as at the Latest Practicable Date, save as disclosed above, all the other H Shares held by HKSCC Nominees Limited were held by it on behalf of a number of other persons, none of whom individually was interested in 5% or more of the then total issued H Shares.

Save as disclosed above and so far as the Directors are aware, as at the Latest Practicable Date, no other person had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise a substantial shareholder (as such term is defined in the Listing Rules) of the Company.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors, the Company's supervisors, CLSA and American Appraisal China Limited had any interest, direct or indirect, in any assets which had, since 31st December, 2002, being the date to which the latest published audited accounts of the Group were made up, been acquired or disposed of by or leased to any member of the Group or were proposed to be acquired or disposed of by or leased to any member of the Group.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors or the Company's supervisors was materially interested in any contract or arrangement subsisting as at the date of this circular which is significant to the business of the Group.

As at the Latest Practicable Date, none of the Directors, proposed directors (if any) or supervisors of the Company had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

As at the Latest Practicable Date, none of CLSA and American Appraisal China Limited had any interest in the securities of the Company or any shareholding in any member of the Group or had the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

3. QUALIFICATIONS OF EXPERTS

The following are the qualifications of the experts who have given opinions or advice which are contained in this circular:

Name	Qualification
CLSA Equity Capital Markets Limited	Licensed securities adviser and corporate finance adviser under the SFO
American Appraisal China Limited	Property valuer

4. CONSENTS

Each of CLSA and American Appraisal China Limited has given and has not withdrawn its written consent to the issue of this circular, with the inclusion herein of its respective reports, letters and/or certificates (as the case may be) and references to its name, in the form and context in which it appears.

5. NO MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December, 2002, being the date to which the latest published audited accounts of the Group were made up.

6. LITIGATION

No member of the Group is at present engaged in any litigation or arbitration of material importance to the Group and no litigation or claim of material importance to the Group is known to the Directors to be pending or threatened by or against any member of the Group.

7. GENERAL

(a) The legal address and head office of the Company is situated at 14 Jingsan Road, Jinan, Shangdong Province, the PRC.

(b) The Hong Kong share registrar and transfer office of the Company is Hong Kong Registrars Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The Secretary of the Company is Mr. Zhou Lianqing, who is a senior engineer and graduated from Shandong University of Technology.

(d) The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Hong Kong during normal business hours from the date of this circular to and including 24th June, 2003:

(a) the Guangan Acquisition Agreement;

(b) the letter from the Independent Board Committee, the text of which is set out in this circular;

(c) the letter from CLSA, the text of which is set out in this circular;

(d) the letter, summary of valuation and valuation certificate for the property valuation prepared by American Appraisal China Limited as set out in this circular; and

(e) the written consents referred to under the paragraph headed "Consents" in this appendix.

此乃要件 請即處理

閣下如對本通函任何方面**有任何疑問或需採取行動**，應諮詢閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的山東國際電源開發股份有限公司的股份全部售出或轉讓，應立即將本通函連同隨附的代表委託表格送交買主或經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(在中華人民共和國註冊成立之中外合資股份有限公司)

將申請向中國公眾發行A股及向中國華電配售A股
將修改公司章程
將收購中國華電擁有廣安的股本權益
須予披露的交易及關連交易

收購中國華電擁有廣安的股本權益
山東國際電源開發股份有限公司的財務顧問



中國國際金融(香港)有限公司

CICC

山東國際電源開發股份有限公司之獨立董事委員會之獨立財務顧問
里昂證券資本市場有限公司


CLSA
新興市場

敬請閣下注意，分發本通函的目的是為本公司股東就(包括但不限於)本公司擬發行A股事宜提供更多的資料，以便於股東將在本公司2002年度股東周年大會上對某些決議投票時做出信息更充分的判斷。A股只向中華人民共和國境內的認購人士發行。本通函並不構成購買任何A股的邀請或者懇請信息，亦不構成向購買本公司任何股票或證券之人士發出的精確邀請資料。

本公司董事會函件載於本通函第1頁至第24頁。本公司獨立董事委員會函件載於本通函第25頁至第26頁。作為獨立財務顧問的里昂證券資本市場有限公司，向獨立董事委員會提供意見的函件載於本通函第27頁至第38頁。

就將於二零零三年六月二十四日(星期二)上午十時整在位於中國山東省濟南市天地壇街3號貴和皇冠假日酒店召開本公司二零零二年度股東周年大會的通告連同出席確認回執、代理人委任表格及本公司於二零零三年五月九日發佈並於二零零三年五月十日和二零零三年五月十二日刊登於報紙上的公告的副本已於二零零三年五月十日寄予本公司股東。閣下如欲出席二零零二年度股東周年大會，務請將股東周年大會通告隨附的出席確認回執按上面所印的指示填妥，並儘早交回，且無論如何最遲須於二零零三年六月三日(星期二)前送達。無論閣下是否有意出席本公司的股東周年大會，均務請將通告隨附的代理人委任表格按上面所印的指示填妥，並儘早交回。閣下填妥並交付代理人委任表格，仍然可親身出席股東周年大會或其任何延遲會議，並於會上投票。

二零零三年五月三十日

目 錄

頁碼

釋 義

在此公告中，除非本文中另有所指，下列詞在本公告中應有如下含義：

「A股」	公司擬依據A股發行方案向中國境內的自然人及機構投資者(即：中國公眾)公開發售和向中國華電公司配售的國內普通股，每股面值為人民幣1元；
「股東周年大會」	本公司於2003年6月24日(星期二)上午10：00點於濟南市天地壇街3號貴和皇冠假日酒店召開的2002年股東周年大會；
「公司章程」	本公司的公司章程；
「聯繫人」	與上市規則中的意義相同；
「中國華電」	中國華電集團公司(China Huadian Corporation)，是一家國家全資擁有的企業，目前是本公司的控股股東，擁有本公司全部已發行股本的53.56%；
「里昂證券」	里昂證券資本市場有限公司， 獨立董事委員會的獨立財務顧問，且是根據《證券及期貨條例》註冊的一家投資顧問;
「本公司」	山東國際電源開發股份有限公司(Shandong International Power Development Company Limited)，一家在中國註冊成立的、其H股股票在香港聯交所上市的、主要從事電力生產銷售的中外合資股份有限公司；
「中國證監會」	中國證券監督管理委員會；
「董事」	本公司董事；
「本集團」	本公司、及其子公司及其控制的所有電廠和電站；

「廣安」	四川廣安發電有限責任公司(Sichuan Guangan Power Generation Company Limited),一家中國境內註冊成立的公司;中國華電擁有其80%的權益,其餘20%由一家獨立於本公司或本公司之子公司或其主要管理人員、董事或主要股東或其聯繫人的第三方擁有;
「廣安收購協議」	廣安股權轉讓協議,此協議是於2003年5月9日,由本公司和中國華電雙方簽訂的,旨在由本公司收購中國華電擁有的廣安80%的股權;
「指引」	指中國證監會於1997年12月16日頒佈的《上市公司章程指引》;
「H股」	本公司在香港聯交所上市的股份,面值為人民幣1元的外資股;
「港元」	港幣,香港的法定貨幣;
「香港」	中華人民共和國香港特別行政區;
「香港聯交所」	香港聯合交易所有限公司;
「獨立董事委員會」	獨立董事委員會,由本公司的兩名獨立非執行董事(指丁長浩先生和孔憲鐸先生)組成,目的是為了考查本公司依據擬發行A股的方案向中國華電配售A股、擬進行的收購以及依據《廣安收購協議》進行的所有交易;
「指導意見」	指中國證監會於2001年8月16日頒佈的《關於在上市公司建立獨立董事制度的指導意見》;
「獨立股東」	本公司除中國華電及其聯繫人以外的股東;
「最後可行日期」	2003年5月28日,是印刷本通函前在本通函中所指的可以確定的最新適用日期;

「上市規則」	香港聯合交易所主管證券上市的規則；
「寧夏英力特」	寧夏英力特中寧發電有限公司，一家在中國註冊成立的電力公司。截至現時，本公司擁有其20%的權益，其餘80%由獨立於本公司或本公司之子公司或其主要管理人員、董事或主要股東或其聯繫人的第三方擁有；
「中國」	中華人民共和國；
「擬進行的A股發行」或「擬發行A股的方案」	計劃最多發行不超過765,000,000股的A股，其中最多不超過196,000,000股的A股向中國華電配售發行(該部分股份以非上市流通的國有法人股的形式)；其餘則依據擬議的發行A股方案向中國境內的自然人及機構投資者(即中國公眾)公開發行；擬發行的這部分A股計劃在上海證券交易所上市；
「擬進行的收購」或「擬收購項目」	本公司將根據《廣安收購協議》擬向中國華電公司收購其擁有的廣安80%的權益；
「規範意見」	指中國證監會於2000年5月18日頒佈的《上市公司股東大會規範意見》；
「人民幣」	人民幣，中國的法定貨幣；
「證券及期貨條例」	《證券及期貨條例》(香港法例第571章)；
「上海證券交易所」	中國的上海證券交易所；
「準則」	指中國證監會與中國國家經濟貿易委員會於2002年1月7日聯合頒佈的《上市公司治理準則》；及
「%」	百分比。

附註：在本通函中，以港幣為單位的金額乃由人民幣換算得到，僅為方便讀者閱讀。除非另有說明，上述換算按照1.00港元兑換1.06元人民幣匯率計算。該換算並不代表人民幣的數額可能已經或可按此匯率或任何其他匯率兑換成港幣。



山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(在中華人民共和國註冊成立之中外合資股份有限公司)

董事：
賀恭
笪鴻興
朱崇利
陳建華
田沛亭
彭興宇
張炳炬
王映黎
林銘山
王貴生

獨立董事：
丁長浩
孔憲鐸

法定地址及總部：
中華人民共和國
山東省濟南市
經三路14號

香港營業地址：
香港中環
太子大廈8樓

香港股份登記、過戶地址：
香港證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓

2003年5月30日

致本公司股東：

敬啟者：

將申請向中國公眾發行A股及向中國華電配售A股
將修改公司章程
將收購中國華電擁有廣安的股本權益
須予披露的交易及關連交易

1. 簡介

擬發行A股

誠如本公司於二零零三年五月九日發佈並於二零零三年五月十日和二零零三年五月十二日刊登於報紙上的公告所披露，本公司已於2003年5月9日的董事會上通過決議，本公司將做以下申請：(a)向中國證監會申請發行最多不超過765,000,000股的A股，其中最多不超過196,000,000股的A股將向中國華電配售發行（以非上市流通的國有法人股的形式），以體現公司就中國華電對本公司發展的支援的謝意；其餘則依據擬發行A股的方案向中國境內的自然人及機構投資者（即中國公眾）公開發行A股（擬在上海證券交易所上市）；及(b)向上海證券交易所申請在上海交易所掛牌上市上述依據擬發行A股的方案向中國公眾發行的A股，中國華電已承諾將按照本次公開發行A股的價格全額認購分配給其的股份（以非上市流通的國有法人股的形式）。

擬發行A股的方案、股權結構及其細節將有待於股東周年大會上得到的本公司股東的批准。因為中國華電是持有本公司已發行總股本53.56%的控股股東，且擬發行A股方案中由中國華電購買股份（以非上市流通的國有法人股的形式），如果可行，根據《上市規則》將構成本公司的關連交易，所以就此事項需在股東周年大會上得到獨立股東的批准，中國華電將不能投票。董事會已委任獨立董事委員會專門考慮，包括但不限於，本公司依據擬發行A股的方案向中國華電配售A股事宜，並就此向獨立股東提出建議。里昂證券已被獨立董事委員會任命為獨立財務顧問。

擬對公司章程的修改

為配合公司發行A股，且在A股發行完成後，公司章程擬進行相應修改。繼本公司於2003年4月16日就變更公司名稱，即將「山東國際電源開發股份有限公司Shandong International Power Development Company Limited」變更為「華電國際電力股份有限公司 Huadian Power International Corporation Limited」所做的公告後，本公司董事會又於2003年5月9日進一步宣佈為配合公司名稱變更而對公司章程將進行修改的詳細資料。

擬收購項目

本公司董事會於2003年5月9日進一步宣佈：同日本公司與中國華電簽訂了《廣安收購協議》，旨在以擬發行A股募集資金（或部分地利用）人民幣4.755億元（約合港幣4.4858億元，並將根據情況進行調整）收購中國華電擁有的廣安80%的股本權益。

廣安是在中國成立的公司，由中國華電擁有80%的權益，其餘20%的權益由獨立於本公司及其附屬公司或高級管理人員、董事、主要股東或其聯繫人的第三方（已同意這次收購）擁有。這次收購完成後，廣安將成為本公司擁有80%權益的非全資子公司。

這次收購展示了本公司走出山東、向中國其他省份拓展業務的發展戰略；同時也反映了中國華電自2003年4月初成為本公司的控股股東後，對本公司的大力支持。

根據上市規則第14.12(1)條的規定，這次擬收購項目構成了本公司須予披露的交易。而且由於中國華電是本公司的控股股東，根據上市規則，這次收購及《廣安收購協議》項下的所有交易均構成了本公司的關連交易，且均需在股東周年大會上得到獨立股東的同意，並且中國華電在股東周年大會上將不能投票表決。

本公司已委任中國國際金融（香港）有限公司作為本次收購項目的財務顧問。董事會已成立獨立董事委員會專門考慮，包括但不限於，這次收購及《廣安收購協議》項下的所有交易，並就此向獨立股東提出建議。里昂證券已被任命為獨立董事委員會的獨立財務顧問。

股東周年大會

2003年5月9日，董事會還通過決議，提議於2003年6月24日（星期二）召開股東周年大會，籍以批准，包括但不限於，截至2002年12月31日止財政年度的本公司財務報告；擬發行A股方案、相應股權結構及將對公司章程所做修改等；將進行的收購及《廣安收購協議》項下的所有交易。於2003年5月9日發出的股東大會通告的副本、股東參會回執、委任表格已於2003年5月10日發送予本公司的股東。

本公司派發本通函的目的，是向本公司股東進一步提供有關A股發行事宜、公司章程修改事宜、將進行的收購事項、廣安收購協議及其項下所有交易的詳情，以便於股東對本公司於2003年5月9日所發公告中的決議案做出投票。獨立董事委員會給獨立股東的推薦意見載於本通函的第25頁至第26頁。里昂證券向獨立董事委員會提供意見的函件之副本載於本通函的第27頁至第38頁。

2. 將申請向中國公眾發行A股及向中國華電配售A股

於2003年5月9日，本公司董事會通過決議，本公司將做以下申請：(a)向中國證監會申請發行最多不超過765,000,000股的A股，其中最多不超過196,000,000股的A股向中國華電配售發行(以非上市流通的國有法人股的形式)，以體現公司就中國華電對本公司發展的支援的謝意；其餘則依據擬發行A股的方案向中國境內的自然人及機構投資者(即：中國公眾)公開發行(以在上海交易所上市的A股的形式)；及(b)向上海證券交易所申請在上海交易所掛牌上市上述依據擬發行A股的方案向中國公眾發行的A股。

就依據發行A股方案向中國華電配售A股一事，中國華電已於2003年5月7日書面承諾，並於2003年5月8日發出確認函，將按照本次公開發行確定的價格全額認購依據A股發行方案配售給它的所有A股(以非上市流通的國有法人股的形式)，並且不可撤消地同意在國家出臺關於國有股和法人股流通的新規定以前，暫不處置或出售該部分A股。據董事最新所知，他們並不知悉何時、是否這樣的新政策會出臺。在A股發行完成以後，中國華電將繼續為本公司的控股股東。正如上所述，依據A股發行方案向中國華電配售A股事宜體現了本公司就中國華電對本公司發展的支援表示的謝意；本公司及董事確信與中國華電維持上述的密切關係有助於本公司將來的持續成功發展。

2.1 擬進行的A股發行方案的結構

擬進行的A股發行方案的結構如下所示：

(1) 將發行股份的種類： 人民幣普通股。

(2) 將發行A股的數量及目標認購者： 最多不超過765,000,000股A股，即約佔公司已發行內資股總數的20%（任何情況下均不超過），在這765,000,000股當中：

a) 最多不超過196,000,000股A股（以非上市流通的國有法人股的形式）擬定向配售給中國華電公司；及

b) 其餘部份的新發行A股則依據擬進行的發行A股方案向中國境內的除國家法律和行政法規禁止者之外的自然人及機構投資者（即：中國公眾）公開發行，並且這部分A股將在上海證券交易所掛牌上市。

如果依據A股發行方案而發行A股的最終數量少於現行擬定的最大數765,000,000股A股，那麼正如目前董事會所擬定的、在獲得包括中國證監會在內的中國各有關政府部門的批准後，最終配售給中國華電的A股（以非上市流通的國有法人股的形式）數量也將進行相應調整，以使在這次A股發行工作完成後，中國華電擁有本公司的股權最終不會低於50%。

(3) 面值： 每股人民幣1元。

(4) 發行價格及定價方式：

通過預路演確定價格區間，通過路演薄記確定本次擬發行A股的合適發行價格。最終發行價和發行過程將提議股東周年大會授權董事會決定。

現在，發行價格期望確定在按照公司披露的(或將披露的) A股發行前最新財務年度報表的每股盈利的10-20倍之間，但是，最終發行價格需要按照中國的有關法律、法規，由包括中國證監會在內的監管機構的批准，及發行A股時，由建立在嚴格市場規律基礎上的中國證券市場條件確定。公司董事會目前預期，由董事會決定的擬發行A股方案的最終發行價格，不會低於在擬發行A股方案實施前三個月在香港交易所上市的H股的平均收市價。

(5) 募集資金用途：

如果A股發行工作完成，且募集資金能在2003年12月30日前劃撥到公司帳戶內，董事會目前計劃將這次A股發行募集來的全部資金按先後順序作如下用途(目標籌集金額約在人民幣15億元至人民幣25億元之間)：

1. 約人民幣4.755億元用於擬收購的項目；詳情請見下面 的「擬進行的收購」；

2. 發行A股完成後，約人民幣3.7億元用於分次(支付的次數待定)投資廣安二期工程的開發；詳情請見下面的「擬進行的收購」標題下的「廣安情況—廣安的運營」；

3. 發行A股完成後，約人民幣0.7億元至人民幣2億元用於分次增加寧夏英力特中寧發電有限公司的註冊資本和／或由寧夏英力特投資的電源項目，確切投入寧夏英力特的金額將提議由股東周年大會授權董事會根據發行A股的規模(和募集資金的數量)及這些項目的資金需求情況決定；關於是否或何時這些投資能實現有待最終確定；

4. 發行A股完成後，約人民幣4億元至人民幣10億元募集資金將分期用於投資其他未來發展項目，如鄒縣電廠四期(由本公司全資擁有)，或濰坊電廠二期(本公司擁有其開發權益的60%)，或青島電廠(本公司擁有55%的權益，通過增加註冊資本改制成有限責任公司擁有其股本權益)及其二期開發工程；確切投資項目及相應的投入金額將提議由股東周年大會授權董事會根據發行A股的規模(和募集資金的數量)及資金需求情況決定；及

5. 其餘的剩餘資金(如有)將用作本公司日常經營的流動資金。

如果發行A股的募集資金不足應用於上述有待於股東大會授權董事會決定的所有或部份項目(或項目的部分)，公司將用內部資金彌補。

如果A股發行募集的資金沒有在2003年12月30日前劃撥到公司帳戶內，目前董事會計劃對資金將作如下安排處置：

1. 約人民幣2.377億元用於擬進行的收購的項目(用於擬收購項目的其餘價款將由公司的內部資金支付)；

2. 約人民幣3.7億元用於上述提到的廣安二期工程的開發；

3. 約人民幣0.7億元至人民幣2億元用於投資上面提到的寧夏英力特中寧發電有限公司；

4. 約人民幣4億元至人民幣10億元資金將用於投資其他未來發展項目(由董事會決議確定)，如鄒縣電廠四期、濰坊電廠二期，或青島電廠及其二期開發工程；

5. 約人民幣2.5億元用於償還本公司在2003年內發生的大約將於2004年年中到期的銀行貸款，截至2003年4月30日(即為確定有關資料而設的最後可行日期)本公司的借款總額約為人民幣61億元；

6. 其餘的剩餘資金(如有)將用作本公司日常經營的流動資金。

如果發行A股的募集資金不足應用於上述有待於股東大會授權董事會決定的所有或部份投資項目(或項目的部分)(正如上述情況),公司將用內部資金彌補差額。

無論本公司這次擬發行的A股工作何時結束,及何時能實際收到這次募集資金,本公司董事會(將於股東大會授權)均將根據當時情況,將這次募集資金以適當順序投資用於上述項目。

發行A股事宜(包括向中國華電配售的A股(以非上市流通的國有法人股的形式)),將根據中國證監會的要求最終決定。需要注意的是,擬發行的A股及其方案(包括,但不限於發行A股的規模及募集資金用途),在股東周年大會批准以後,還需要由中國證監會批准和/或確認,並且根據發行A股方案擬向中國公眾發行的A股在上海證券交易所掛牌上市及交易事宜也需要由上海證券交易所批准和確認。

2.2 與擬發行A股方案有關的其他事項

2.2.1 未分配利潤的共享

如果在股東周年大會上得到本公司股東(在中國法律、法規下有權投票表決的)的批准,A股發行工作完成後本公司原有股東和新股東共同享有A股發行時本公司的未分配留存利潤。

2.2.2 董事應當採取的必要行動

在不違反中國法律、法規、公司章程且得到本公司股東批准的前提下,董事會應被授權在發行A股以及將向中國公眾發行的A股在上海證券交易所上市的過程中簽署所有的文件、執行必要的程序以及就必須的事項採取行動。

2.2.3 在股東周年大會上尋求股東批准的事項以及事項批准後的有效期

有關發行A股的事項以及上述表明的方案，包括(但不限於)發行A股募集資金的用途、將依據擬發行A股方案向中國公眾發行的那部分A股在上海證券交易所上市事宜、由下面題為「擬進行的公司章程修改」章節中所述的因發行A股事項而將對公司章程進行的修改事宜、現有股東和新股東共享未分配利潤以及董事會就執行以上事項需要得到的公司股東的授權等事項都必須在股東周年大會上得到公司股東的批准通過。

所有關於擬發行A股的決議如果在股東周年大會上得到公司股東的同意，按照中國有關法律、法規的要求，將是在一個不可延長的時期內是有效的，其有效期限是自股東大會召開後的一年，因此如果發行A股在上述一年的時間內沒有完成，相關的股東大會決議將無效並且新的決議(董事現預計該等新的決議將會與提呈股東周年大會的有關決議的內容一致)將(現預計當董事決定召開公司2003年度股東週年大會時)需要尋求在該2003年度股東周年大會通過。儘管如此，目前本公司董事會預期擬進行的A股發行，在獲得包括中國證監會在內的所有中國相關政府部門批准後，將在本次年度股東大會批准後一年內得以實施。

因為中國華電是持有本公司已發行總股本53.56%的控股股東，擬向中國華電發行的A股(以非上市流通的國有法人股的形式)如果實行，根據上市規則將構成一項關連交易，將在股東周年大會上尋求獨立股東的批准，屆時中國華電將無權投票。董事會已委任獨立董事委員會專門考慮，包括但不限於，本公司依據擬發行A股的方案向中國華電配售A股事宜，並就此向獨立股東提出建議；同時也已任命里昂證券作為獨立財務顧問向獨立董事委員會提供建議。經公司中國法律顧問確認，根據中國法律，在中國現有法律、法規下，除了向中國華電配售A股外，中國華電在股東周年大會上將不需就發行A股的其他事宜放棄股票權。而且，如果本公司關於發行最多不超過7.65億股A股的發行方案的決議沒有獲得股東周年大會的通過，那麼即使向中國華電配售A股的決議得到股東周年大會的批准，其仍不會有效。

2.3 發行A股的原因及益處

公司在完成A股發行工作後，將進一步擴大本公司的股東基礎及股本基礎，並將開闢一個新的人民幣股本融資渠道，並將增加公司的股本和提高債務融資能力。由於注入新資本，本公司的資本成本將降低，資本結構將得到改善，這樣將促進本公司進一步拓展其在中國境內的電力開發、建設、經營及擁有權方面的業務。

2.4 A股發行對本公司股本結構的影響

假設本次依據A股發行方案而發行765,000,000股A股，且其中196,000,000股(以非上市流通的國有法人股的形式)定向配售給中國華電公司，其餘569,000,000股(以在上海交易所上市的A股的形式)公開發行給中國自然人及機構投資者(即：中國公眾)，本公司的股本結構在發行A股工作之前及之後的情況及變化如下所述：

	股票種類	A股發行前股份數額	持股比例(約%)	A股發行後股份數額	持股比例(約%)
1.	未上市內資股				
	中國華電持有的股份(國有法人股)	2,815,075,430	53.56	3,011,075,430	50.01
	其他股東持有的內資股	1,009,980,770	19.21	1,009,980,770	16.77
	小計	3,825,056,200	72.77	4,021,056,200	66.78
2.	上市股份				
	A股股東	—	—	569,000,000	9.45
	H股股東	1,431,028,000	27.23	1,431,028,000	23.77
	小計	1,431,028,000	27.23	2,000,028,000	33.22
3	總計	5,256,084,200	100.00	6,021,084,200	100.00

根據擬發行A股方案，假設本次A股發行的總額為765,000,000股新股，且其中196,000,000股(以非上市流通的國有法人股的形式)定向配售給中國華電公司，那麼在A股發行工作完成後，中國華電將持有本公司總計為3,011,075,430股的國有法人股，約佔本公司發行A股工作完成後已發行總股本的50.01%。H股(計1,431,028,000股)及發行給且由公眾人士持有的A股(計569,000,000股)的總和約佔本公司發行A股工作完成後已發行總股本的33.22%。

3. 擬對公司章程的修改

為配合公司發行A股，且在A股發行完成後，公司章程應當根據本公司遵守的有關中國法律法規的規定進行修改，包括中國證監會針對中國上市公司公司章程必備或建議載列的條款發佈的有關條例、規定(包括《章程指引》、《治理準則》、《規範意見》及《指導意見》)、建議中適用於本公司的部分。此公司章程的修改應當得到股東大會的批准通過。而且，應當遵守中國有關部門的規定，得到其批准、簽署和登記。

對公司章程進行修改的主要目的，是提高本公司的公司治理，並根據上述中國法規處理某些事宜，包括：股東權利、股東大會的權力及議事規則、董事及監事資格、董事會的權力及議事規則、提名及選舉董事的程序、公司秘書的職權、總經理的職責及內部審計及某些其他相關事情。此公司章程修改的詳請載於附錄I的B部分。

董事認為本公司可藉著建議的修改更新公司章程的內容，並確保本公司作為一間在香港聯交所上市的公司的機制是適時的。在擬進行的A股發行完成後，預計本公司會在上海交易所上市，屆時本公司將可持續遵守公司治理的最高準則。

4. 公司擬變更名稱及相應對公司章程所做的修改

正如本公司於2003年4月16日和2003年5月9日做出的公告所述，因為本公司控股股權的重整，中國華電於2003年4月初取代山東電力集團公司而成為本公司的控股股東，本公司於2003年4月15日召開的董事會通過變更公司名稱的決議，即將「山東國際電源開發股份有限公司 Shandong International Power Development Company Limited」變更為「華電國際電力股份有限公司 Huadian Power International Corporation Limited」。由於公司擬變更名稱，公司章程的第2章將修改如下：

「第二條　公司註冊名稱

中文：華電國際電力股份有限公司
(簡稱：華電國際)

英文：Huadian Power International Corporation Limited
(簡稱：HDPI)」

上述修改以及其他將因應前述公司控股股權重整及公司擬變更名稱事宜進行的對公司章程所做的修改均將提交給股東周年大會以獲得公司股東的批准，其詳情請見本通函附錄I中的A部分。

5. 擬進行的收購項目

5.1 廣安收購協議

廣安收購協議的主要條款如下：

日期 ： 2003年5月9日

定約各方 ： 本公司及
中國華電集團公司

被收購的權益 ： 廣安80%的權益

代價：

· 人民幣4.755億元(約港幣4.4858億元)的代價是以截至2002年12月31日止的廣安的淨資產值，約人民幣5.944億元(經中聯資產評估有限公司評估，為一個國家認可的獨立中國評估師)為基礎，並考慮到廣安未來的發展潛力(包括廣安二期項目，詳見「廣安項目的資料—廣安生產運營」一段)，與中國華電進行談判後決定的。

根據廣安收購協議，此價格將依據廣安截至2002年12月31日與收購完成日止的經按中國會計標準和制度審計的淨資產值之差的80%進行調整。本公司和中國華電將聯合任命獨立審計師。根據廣安收購協議，這種調整(由上述方式決定)將由本公司和中國華電在2004年4月30日前進行結算。如果調整值為正數，本公司將以內部自有資金將此調整值支付予中國華電。股東應注意中國會計制度與國際會計制度存在部分差異。

付款條款：

上述代價(或部分，但不包括以上述方式進行的調整部分)目前計劃將從公司發行A股所募集的資金中解決。

根據廣安收購協議，如果本公司關於發行A股的申請得到中國證監會的批准，並且在2003年12月30日或之前能收到所募集的資金，那麼本公司將於2003年12月30日或之前以現金的形式一次性全部付款給中國華電。否則，如果本公司在2003年12月30日還沒有完成A股發行，則將分兩次支付此款項給中國華電：

(a) 人民幣2.378億元，即稍多於此款項的50%，將由本公司在2003年12月30日之前以現金形式付給中國華電(此人民幣2.378億元目前計劃以本公司內部自有資金支付)，及

(b) 此款項餘額的人民幣2.377億元將由本公司在收到發行A股所募集資金後的五個工作日內以現金的形式支付給中國華電，且任何情況下均不得遲於2004年6月30日。

前提條件： 廣安收購協議的履行應在滿足下列前提條件的情況下執行：

(a) 廣安收購協議及其項下的所有交易必須在股東周年大會上得到獨立股東的正式批准；及

(b) 截至2002年12月31日止廣安的資產評估已經向中國國有資產管理部門記錄和備案；

如果上述任一條件不能在2003年12月30日前履行完畢，本公司可以選擇終止廣安收購協議。

然而，擬發行A股的完成不是廣安收購協議生效的前提條件。

完成： 在完成上述前提條件的情況下，本公司和中國華電應當認真履行廣安收購協議的條款，且必須遵守所有相關的中國的法律和法規，且應在2003年12月30日完成。

其他主要條款： 依據廣安收購協議，本公司已同意並向中國華電承諾，於廣安收購協議續存有效的任何時間內，在中國華電提出要求時，本公司會承擔中國華電為廣安在廣安收購協議完成前的兩筆債務的擔保責任(總額不超過人民幣17億元(該人民幣17億元不含利息))。這兩筆債務(包括應計的利息，有關利息於最後可行日期的到期總額約為人民幣18,000,000元)現預期分別將在2007年和2009年或以前償還，並且無抵押。

除此之外，本公司在本收購協議項下沒有其他有利於中國華電的承諾。

5.2 廣安項目的資料

5.2.1 四川省的背景資料

四川是中國最大的省份之一，其面積是485,000平方公里，人口是8,329萬。自中國實行西部大開發戰略以來，四川省經歷了快速的增長，近三年的GDP增長率平均在9%以上。在2002年，四川省的GDP為人民幣4,875億元，比2001年增長了10.6%，而全國平均增長率卻只有8%。

伴隨著四川省的經濟增長，四川省的電力工業也出現強勁的增長。到2002年底，四川省裝機容量約為18,000兆瓦，其中11,854.6兆瓦的裝機容量為水電，其餘6,145.4兆瓦的裝機容量為火力發電。2002年發電量達到了723.8億千瓦時，比2001年增長了13.72%(而2001年的發電量比2000年增長了14.40%)。2002年，四川省全社會用電量約為660.5億千瓦時，比2001年增長12.03%(而2001年的全社會用電量比2000年增長了13.11%)，而同期全國全社會用電量卻只增長了11.6%。在2003年第一季度，四川省的發電量達到約149.5億千瓦時(比上年同期增長了8.27%)，這足以證明四川省自2002年到2003年在電力需求方面仍然保持強勁的增長趨勢。

5.2.2 廣安

四川廣安發電有限責任公司(Sichuan Guangan Power Generation Company Limited)是一家在中國成立的有限責任公司，中國華電持有其80%的股本權益，其餘20%的權益則由獨立於本公司、其子公司、或其任何執行總裁、董事、或主要股東或其聯繫人的第三方(其已於2003年四月底召開的廣安公司股東大會上同意了本次將進行的收購)持有。廣安公司於1996年成立，位於四川省廣安市，主要從事發電生產業務，計劃到2004年全部建成後裝機容量將達到1,200兆瓦。在本公司完成這次將進行的收購後，廣安公司將成為本公司擁有80%股權的非全資子公司。

5.2.3 廣安的生產運營

廣安一期工程共包含兩台300兆瓦燃煤機組，兩台機組分別是於1999年10月和2000年2月投入商業運營的。一期工程的總投資約為人民幣27.31億元，現已全部完成。

廣安公司二期工程共包含兩台300兆瓦燃煤機組，已於2002年9月開始建設，預計這兩台機組將分別於2004年8月和2004年12月投入運營。廣安公司二期工程的預計建設總投資約為人民幣22.85億元。其建設費用的20%為股東資本金(出資額由現有股東按照其各自擁有的廣安的權益比例出資)，其餘的80%(約合18.28億元人民幣)為銀行貸款。

廣安所發的電量全部出售給四川電網公司，廣安2001年的售電量比2000年同比增長了5.1%。2002年，廣安公司的上網電量比2001年同比增長了47.06%。強勁的增長主要是因為四川省用電需求的快速增長。2003年將繼續保持這種增長趨勢，因為廣安公司第一季度的售電量比2002年同期增長了31%，達到12.15億千瓦時。

廣安公司所需煤炭主要來自四川華瑩山礦務局煤礦及廣安市附近其他煤礦。

下表列明了廣安公司截至2001年和2002年12月31日止兩個年度的主要運營資料：

	2002	2001
總發電量(百萬千瓦時)	**2,983.3**	2,024.3
總售電量(百萬千瓦時)	**2,766.2**	1,881.0
等效可用係數(%)	**93.6**	95.7
容量係數(%)	**56.8**	38.5
設備平均利用時間(小時)	**4,972.2**	3,373.8
標準供電煤耗(克/千瓦時)	**351.0**	353.0
加權平均上網電價(元／兆瓦時)(不含增值稅)	**214.0**	212.7

5.2.4 廣安的財務概要

於2002年12月31日，按本公司採用與國際財務報告準則一致的會計政策，廣安80%權益的淨資產為人民幣4.775億元(約合港幣4.5047億元)。

截至2001年和2002年12月31日止兩個年度，按本公司採用與國際財務報告準則一致的會計政策，廣安80%權益的經營業績淨額分別為：淨損失約為人民幣2,070萬元(約合港幣1,950萬元)和淨利潤約為人民幣2,580萬元(約合港幣2,430萬元)。

下表所列的是廣安2001年和2002年兩個財政年度的財務資料，這些資料摘自由執業會計師--畢馬威會計師事務所審計的財務報表，財務報表是根據本公司採用與國際財務報告準則一致的會計政策來編制的：

	2002 (人民幣千元)	2001 (人民幣千元)
總資產	**2,783,184**	2,717,139
現金	**54,741**	13,770
總借款		
短期借款	**417,000**	442,000
長期借款	**1,610,090**	1,540,090
淨資產	**596,832**	606,635
收入	**592,028**	400,160
折舊	**122,123**	122,000
經營利潤	**160,067**	82,948
財務費用(淨額)	**111,886**	121,532
稅前利潤/(虧損)	**48,181**	(38,584)
所得稅	**15,899**	(12,733)
適用稅率	**33%**	33%
稅後淨利潤／(虧損)	**32,282**	(25,851)

廣安2001年的經營業績為淨虧損人民幣2,585萬元，而2002年則為淨利潤人民幣3,228萬元。廣安利潤增加的主要原因是2002年的收入比2001年同比增長47.9%，收入增加則主要是由於向四川電網公司的售電量比2001年同比增加了47.1%。廣安經營業績的表現完全和四川省電力工業的增長趨勢一致。2002年，四川省全社會用電量比2001年增長了12.03%，而裝機容量則只同比增長了0.49%，所以導致火力發電機組的發電量於2002年同比增長了平均33%。

2003年第一季度，廣安公司的售電收入約達到人民幣2.669億元(未經審計)，比2002年同期增長了32.2%。廣安公司於2003年第一季度實現的淨利潤為人民幣5,980萬元(未經審計)，比2002年同期增長了130%。這是由於四川省電力需求的強勁增長，以及火力發電的比例在枯水期(這段期間水力發電量較少)的2003年第一季度較大。

5.2.5 擬收購項目的財務影響

假如擬收購項目已經完成且自2002年1月1日開始執行，擬收購項目對本集團的淨利潤貢獻將會達人民幣2,580萬元，或約2.2%（與本集團2002年度經審計的淨利潤人民幣11.817億元相比較）。隨著四川省電力市場預期的強勁增長及廣安二期工程開始其商業運營，本公司相信本次收購將會給本公司的盈利能力帶來更加積極的正面影響。

5.3 擬收購的原因與益處

由於本公司的控股權於2003年4月劃轉至中國華電（中國五大發電集團之一）擁有，本公司進一步加強了公司「成為一個全國性的發電企業」的發展戰略。公司將通過收購和新建並舉實現擴張的發展戰略。

正如本公司於2003年4月8日及2003年5月9日發佈公告和2002年年度業績公告中所述：作為本公司的控股股東，中國華電已同意並向本公司做出承諾，在其擁有本公司的控股權益期間，本公司是（並將繼續為）中國華電發展電源項目和經營發電業務的核心企業；本公司（根據自己的選擇）在山東省或中國華電有業務經營的其他區域的所有電廠和電力項目擁有收購、開發、建設、擁有及/或經營方面擁有優先選擇權。這次收購展示了本公司走出山東、向中國其他省份拓展業務的發展戰略；同時也展示了中國華電成為本公司的控股股東後，對本公司的大力支持。

在成為擁有山東省22%的市場佔有率和山東省最大的發電企業之後，目前本公司正在全國範圍內尋求拓展新的市場。該計劃收購項目使本公司首次涉足了經濟發展較快的四川省，而不僅僅是在山東省。四川省快速增長的電力需求相對於其2004年和2005年較小的容量增長的情況，我們預計此將會在未來的幾年內為廣安帶來較好的投資回報。通過收購山東省以外發電廠的權益，本公司將形成多元化的發展區域，從而分散了單一區域發展的經營風險。

該計劃收購項目包括2台已經投入商業運行的300兆瓦的燃煤發電機組，加上2台即將於2004年投入運營的300兆瓦的燃煤發電機組。該收購項目將在2003年底為本公司即刻增加管理裝機容量600兆瓦，在2004年為本公司再增加600兆瓦管理裝機容量。這將使得本公司能夠抓住近幾年全國範圍內電力需求的強勢增長的機遇。

本公司聘請了中國國際金融(香港)有限公司作為本次收購的財務顧問。該計劃收購項目的代價為人民幣4.755億元(約港幣4.4858億元),該代價是經本公司與中國華電雙方協商、談判並以截至2002年12月31日止廣安公司經中聯資產評估有限公司(為一家國家認可的獨立中國評估師)評估的價值人民幣5.944億元的淨資產值為基礎,並考慮到包括廣安的未來發展潛力(包括上述的廣安二期開發)來決定的。人民幣4.755億元的代價體現了廣安截至2002年12約31日止80%股本權益所代表的評估淨資產的價值。2002年,廣安公司的淨利潤總額約為人民幣3,230萬元,其中2,580萬元的利潤可貢獻給本公司將收購的80%的股本權益。本公司相信隨著四川電力市場的快速增長,該收購項目將對本公司的盈利產生更為積極的影響。

董事認為,本次廣安收購協議的簽署和本次收購計劃的完成是符合本公司的長期發展戰略和商業利益的。基於以上所述條件,董事,包括獨立非執行董事,認為收購條款及上述收購代價(即收購代價主要以廣安公司2002年12月31日由經國家批准的中國獨立評估師中聯資產評估有限公司評估的淨資產值約人民幣5.944億元為基礎確定的)是經友好協商、談判決定的,對於本公司和公司股東均是公平合理的。

5.4 關連方關係

由於中國華電是持有本公司已發行總股本53.56%的控股股東,根據上市規則,將進行的收購及《廣安收購協議》項下的所有交易均構成了本公司的關連交易,且均需在股東周年大會上得到獨立股東的同意,而中國華電不能參與投票。

6. 一般資料

6.1 擬發行A股的方案

擬發行A股的方案(包括計劃以國有法人股的形式配售給中國華電的A股)將根據中國證監會的要求最終確定。需要注意的是:擬發行A股的方案及相應股權結構在得到本公司股東周年大會上股東及獨立股東(視情況而定)的批准後,還必須得到中國證監會的批准,以及上海證券交易所就此項面對中國公眾發行的A股可在上海證券交易所上市和交易的批准。

由於中國華電是本公司的控股股東，持有本公司發行在外總股本的53.56%，擬對中國華電的A股配售(以非上市流通的國有法人股的形式)如果實施，根據上市規則將構成本公司的關連交易，需要在股東周年大會上經獨立股東表決通過，中國華電不能參與表決。董事會已委任獨立董事委員會專門考慮，包括但不限於，依據擬發行A股的方案向中國華電配售A股的方案條款進行研究並向獨立股東提供意見，同時已委任里昂證券作為獨立財務顧問就以上事宜向獨立董事委員會出具意見。

由於不能肯定A股發行計劃是否能夠完成、或是否能夠按照本函中的計劃和方案進行，所以建議投資者在交易H股時需謹慎。如果擬發行A股的方案獲得實質性進展，有關A股發行的所有詳情均需在中國境內的報紙上進披露，那時公司也會在香港的報紙上進行公告。

6.2 擬收購項目－上市規則的含義

按照上市規則14.12(1)條的要求，擬進行的收購將構成本公司一項須予披露的交易。並且，由於中國華電是本公司的控股股東，持有本公司已發行總股本的53.56%，擬進行的收購及《廣安收購協議》項下的所有交易均構成本公司的關連交易，均需在股東周年大會上得到獨立股東的批准，且中國華電不能參與表決。前面已經提到，本公司已經指派中國國際金融(香港)公司作為財務顧問就本次收購提供意見。董事會已成立獨立董事委員會來考慮，包括但不限於擬進行的收購項目及《廣安收購協議》的條款，並據此向獨立股東提供意見。同時，董事會也已任命里昂證券作為獨立財務顧問，就上述事宜向獨立董事委員會出具意見。

6.3 股東周年大會

2003年5月9日，董事會通過決議，提議於2003年6月24日(星期二)上午10：00點於濟南市天地壇街3號貴和皇冠假日酒店召開2002年股東周年大會，籍以批准，包括但不限於：截至2002年12月31日止財政年度的本公司財務報告；將發行A股、相應股權結構及將對公司章程所做修改等；將進行的收購及《廣安收購協議》項下的所有交易。本公司已將於2003年5月9日所發公告的副本、股東大會通告、股東參會回條、委任表格於 2003年5月10日寄發予本公司的股東。

凡於2003年5月23日(星期五)下午收市時登記在本公司股東名冊上的股東在完成必要的註冊手續之後，均有權參加股東周年大會並進行表決。本公司將於2003年5月25日(星期日)至2003年6月23日(星期一)(包括首尾兩天)期間暫停辦理股東名冊過戶手續，在該期間將不登記股份轉讓。本公司H股註冊股東須在2003年5月23日(星期五)下午四時前，將過戶文件連同相關之股票憑證送達本公司H股的股份登記公司，即香港證券登記有限公司。

閣下如具備資格並欲出席二零零二年度股東周年大會，務請將股東周年大會通告隨附的出席確認回執按上面所印的指示填妥，並儘早交回，且無論如何最遲須於2003年6月3日(星期二)前送達。無論閣下是否有意出席本公司的股東周年大會，均務請將通告隨附的代理人委任表格按上面所印的指示填妥，並儘早交回。閣下填妥並交付代理人委任表格，仍然可親身出席股東周年大會或其任何延遲會議，並於會上投票。

7. 推薦意見

敬請閣下垂注本通函第25頁至第26頁所載的獨立董事委員會函件。獨立董事委員會的獨立財務顧問里昂證券發出的函件載於本通函第27頁至第38頁，其中載有里昂證券關於本公司依據擬發行A股的方案向中國華電配售A股事宜、擬進行的收購、《廣安收購協議》及其項下的所有交易的意見及所考慮的主要因素和理由。

獨立董事委員會在考慮到里昂證券的意見後，認為本公司依據擬發行A股的方案向中國華電配售A股事宜、擬進行的收購、《廣安收購協議》及其項下的所有交易的條款對本公司及其股東均是公平合理的。因此，獨立董事委員會建議獨立股東在股東周年大會上投票贊成以下事項：

(a) 關於本公司依據擬發行A股的方案將A股發行總額中不超過1.96億股的新股(以非上市流通的國有法人股的形式)配售給中國華電公司的特別決議案；

(b) 關於批准、確認及追認本公司簽訂的《廣安收購協議》及其條款，並代表本公司簽訂和執行其項下的所有交易；授權本公司任一董事在符合公司利益的前提下，簽署或執行所有文件及/或做出其認為必要的或合適的行動，旨在完成或影響收購協議項下的所有交易或其他關鍵事情的普通決議案。

8. 其他資料

敬請閣下參閱本通函各附錄中所載的其他資料。

此致

列位股東 台照

山東國際電源開發股份有限公司
承董事會命
賀恭
董事長
謹啟



山東國際電源開發股份有限公司
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED
(在中華人民共和國註冊成立之中外合資股份有限公司)

法定地址及總部：
中華人民共和國
山東省濟南市
經三路14號

2003年5月30日

致各位獨立股東：

敬啟者：

吾等就於2003年5月30日致本公司股東的通函(「通函」，本函件為其一部分)發出本函件。除非文義另有所指，否則通函所界定的詞語與本函件所用者具相同涵義。

吾等已獲委任為獨立董事委員會成員，向獨立股東提供關於本公司依據A股發行方案向中國華電配售A股事宜、擬收購項目情況、廣安收購協議及其項下的所有交易的意見，其詳情載於通函的董事會函件。

由於中國華電是本公司的控股股東，持有本公司發行在外總股本的53.56%，因此如果本公司依據A股發行方案向中國華電定向配售A股事宜(以國有法人股形式)獲得實質性進展，根據上市規則將構成本公司的關連交易，則需要在股東周年大會上得到獨立股東的批准，中國華電對此議案不能參與表決。

按照上市規則14.12(1)條的要求，擬進行的收購項目構成了本公司一項須予披露的交易。而且，由於中國華電是本公司的控股股東，該收購項目及廣安收購協議項下的所有交易均構成本公司的關連交易，均需在股東周年大會上得到獨立股東的批准，且中國華電不能參與表決。

敬請閣下參閱通函第27頁至第38頁所載的里昂證券發出的函件，吾等曾與里昂證券討論研究過里昂證券函件及其中意見。

經考慮（包括但不限於其他事項）前述函件所述的里昂證券曾考慮的主要因素和理由以及據此所提供的意見後，吾等認為本公司依據A股發行方案向中國華電配售A股事宜、擬收購項目情況、廣安收購協議及其項下的所有交易的條款對本公司及其股東均是公平合理的。因此，吾等建議獨立股東在股東周年大會上投票贊成以下事項：

(a) 關於本公司於2003年5月9日所發股東周年大會公告中所載的特別決議案，即本公司依據A股發行方案，將A股發行總額中不超過1.96億股的新股（以非上市流通的國有法人股的形式）定向配售給中國華電公司的特別決議案；

(b) 關於本公司股東周年大會公告中所載的普通決議案，即關於批准、確認及追認本公司簽訂的廣安收購協議及其條款，並代表本公司簽訂和執行其項下的所有交易；授權本公司任一董事在符合公司利益的前提下，簽署或執行所有文件及/或做出其認為必要的或適當的行動，旨在實施或完成收購協議項下的所有交易或其他關鍵事情的普通決議案。

此致

列位股東 台照

獨立董事委員會
丁長浩
孔憲鐸
謹啟

二零零三年五月三十日

下列為里昂證券於2003年5月30日向獨立董事委員會就關於依據A股發行方案向中國華電配售A股事宜、擬收購項目情況、廣安收購協議及其項下的所有交易，以供轉載於本通函內：

敬啟者：

須予披露的交易及關連交易

將申請向中國華電配售A股
將收購中國華電擁有廣安公司的股本權益

吾等里昂證券資本市場有限公司(「CLSA」)已獲委任就擬發行A股方案中向中國華電配售A股的條款及擬進行的收購及廣安收購協議項下的所有交易向獨立董事委員會提供意見。擬發行A股方案中向中國華電配售A股，如果可行，根據《上市規則》將會與擬進行的收購及廣安收購協議項下的所有交易構成貴公司的關連交易，並將在股東周年大會上由獨立股東批准。擬發行A股方案中向中國華電配售A股及擬進行的收購詳情均列明於貴公司向其股東(「眾股東」及個別則稱「各股東」)發出日期為2003年5月30日的通函(「通函」)中董事會函件內。吾等擬備本函件，以加入該通函內。除文意另有所指外，本函件中所使用的詞語具有通函內所定義之相同涵義。

作為獨立董事委員會的獨立財務顧問，吾等的角色是就擬發行A股方案中向中國華電擬配售A股及擬進行的收購及廣安收購協議項下的所有交易就獨立股東而言是否公平合理做出獨立意見。吾等製備獨立董事委員會的意見書並根據《上市規則》要求送交，以協助獨立董事委員會負責對擬發行A股方案中向中國華電配售A股及擬進行的收購及廣安收購協議項下的所有交易的條款進行評估，除此目的以外，並無他意。本函件中做出的假設及進行的分析是按照香港類似交易中所使用的習慣和慣例做出的。

在制定意見時，吾等是依據貴公司董事及代表(包括在通函中所載或提及的董事及代表)向吾等所提供的資料、意見和事實，以及向吾等做出的聲明並已假設全部該等由董事及代表提供及完全負責的資料、意見、事實及聲明在所有方面均是真實準確。吾等也依據公眾可取得的若干資料並已假設該等資料為準確可靠而並沒有獨立核實該等資料的準確性。此外，我們依據董事的聲明，表示他們已經做出全部合理查詢，並就他們所知及所信，沒有其他事實，而遺漏該等事實將使載於本函中的任何聲明變成不真實或具有誤導性。吾等也假設通函中所做出或提及的聲明及陳述在做出時是準確的並在通函寄發當日仍是準確的。

吾等認為吾等已經審核足夠資料，使吾等能夠達成知情之見，有理由依據本通函內所載資料的準確性，並為吾等的意見提供合理的基礎，然而並無對廣安公司或貴公司的業務、資產及債務做出任何獨立評核或評估或進行任何方式的獨立調查。此外，吾等沒有對廣安公司或貴公司的物業或設施進行任何實地檢查。對擬發行A股方案、擬發行A股方案中向中國華電配售A股及擬進行的收購的商業可行性做出評論並不是吾等的授權範圍而仍是貴公司董事的責任。作為獨立董事委員會的獨立財務顧問，吾等並沒有參與就擬發行A股方案、擬發行A股方案中向中國華電配售A股及擬進行的收購的條款協商。吾等就上述條款的意見是根據以下的假設做出的：擬發行A股方案及擬進行的收購的各方擬履行的所有責任將根據上述條款而予以完全履行。

吾等之意見必須依據當時存在及可予以估計的市場、經濟和其他狀況及截至該意見日期止吾等可公開取得的資料做出的。吾等並無責任更新本意見以涵蓋本意見送交獨立董事委員會的日期後所發生的事件。因此，在擬發行A股方案及擬進行的收購完成前情況可能會有所發展(倘若吾等提供意見時已經知悉)而已經使吾等之意見有所改變。

里昂證券是《證券及期貨條例》(香港法例第571章)下的持牌證券顧問及企業財務顧問，與其聯營公司提供全面的投資銀行及經紀服務。這些服務在正常買賣活動過程中為吾等及客戶本身可不時進行貴公司的交易及持有貴公司的證券，包括衍生證券。吾等將向貴公司收取提供本意見之費用。貴公司亦已同意就與吾等的委任有關的某些責任及支出對CLSA及某些相關人士做出彌償。

考慮的主要因素及原因

在吾等達成關於擬發行A股方案中向中國華電配售A股和擬進行的收購的條款以及在廣安公司收購協議項下擬進行之所有交易的意見時，吾等考慮過以下的主要因素及原因。吾等考慮過的該等因素或原因，沒有一個因素或原因比另一個更為重要。儘管吾等未知悉有任何事情，會因吾等對任何個別因素或原因的分析而會使吾等之意見有所不同，吾等沒有就獨立考慮的任何個別因素或原因是否支援或不支援吾等意見而達成結論。相反地，吾等在達成結論時，吾等是根據相互的角度考慮分析結果，最終根據所有分析的整體結果達成吾等之意見。

擬向中國華電配售A股

根據2003年5月9日的公告所述，貴公司董事會宣佈，貴公司於2003年5月9日的董事會上通過決議，貴公司將做以下申請：(a)向中國證監會申請發行最多不超過7.65億股的A股，其中最多不超過1.96億股的A股向中國華電配售發行(形式為：以非上市流通的國有法人股的形式)，以體現貴公司就中國華電對貴公司發展的支援的謝意；其餘則依據擬進行的發行A股方案向中國境內的自然人及機構投資者(即中國公眾)公開發行(形式為：將在上海證券交易所上市的A股)；及(b)向上海證券交易所申請在上海交易所掛牌上市上述依據擬進行的發行A股方案向中國公眾發行的A股。

關於擬發行A股方案之結構的進一步詳細資料，見載於本通函中董事會的函件。

就依據擬發行A股方案向中國華電配售A股一事，中國華電已於2003年5月7日書面承諾，並於2003年5月8日發出確認函，將按照本次公開發行確定的價格全額認購依據擬發行A股方案配售給它的所有A股(形式為：以非上市流通的國有法人股的形式)，並且不可撤消地同意在國家出台關於國有股和法人股流通的新規定以前，暫不處置或出售該部分A股。據董事所知，他們並不知悉這樣的新政策何時及是否會出臺。

正如董事會的函件中所述，發行A股將擴大貴公司的股東基數及股本基數，並將開闢一個人民幣的股本融資渠道，並將增加公司的股本和債務融資能力。董事也認為，由於注入新資本，貴公司將降低其資本成本並改善股本結構，這樣將促進貴公司進一步拓展其在中國境內對火力發電廠的開發、建設、經營及擁有權方面的業務。

根據擬發行A股的方案，假如本次A股發行的總額為7.65億股新股，且其中1.96億股(形式為：以非上市流通的國有法人股的形式)定向配售給中國華電公司，那麼在擬發行A股的方案工作完成前，中國華電持有貴公司的大約股權比例將由53.56%攤薄至擬發行A股的方案完成後的50.01%。除中國華電外的獨立股東的總股權將由A股發行工作完成前約46.44%增加至A股發行工作完成後約49.99%。原H股股東的總股權將由A股發行工作完成前約27.23%攤薄至A股發行工作完成後約23.77%。H股總數和A股發行工作完成後所發行而由公眾持有的A股總數將約佔貴公司當時已擴大發行總股本的33.22%。吾等知悉，在擬發行A股的方案完成後，中國華電將繼續為貴公司的控股股東。

倘若擬進行的發行A股的最終數量少於現行擬定的不超過7.65億股的A股，中國華電將獲配售A股數量，以致中國華電擁有貴公司的股權不會低於50%。

貴公司及董事已確認，他們認為與中國華電維持上述的密切關係有助於貴公司將來的持續性成功。

儘管吾等就擬發行A股方案中向中國華電配售A股提供意見而並不就整個擬發行A股的方案提供意見，吾等知悉根據貴公司截至2002年12月31日止最新公佈的財務報表的人民幣85.498億元的合併淨資產值、擬發行A股的方案完成前約52.56億股的貴公司已發行股份總數、擬發行最多不超過7.65億股的A股及約人民幣15億元至25億元之間的目標淨資金，貴公司的每股合併淨資產值將由擬進行的發行A股方案完成前約人民幣1.62元增加至擬進行的發行A股方案完成後約人民幣1.67元至1.84元之間，上升約2.6%至12.8%之間。貴公司的淨債務與資本比率將由擬發行A股方案完成前約96.9%降低至擬發行A股方案完成後約82.4%至74.9%之間。

吾等也知悉，根據擬發行最多不超過7.65億股的A股及約人民幣15億元至25億元之間的目標淨資金，每股A股的默示目標發行價(扣除支出後)約為人民幣1.96元至3.27元之間。與貴公司截至最後可行日期止計算的約港幣1.76元(人民幣1.87元)的H股三個月平均收市價比較，每股A股的默示目標發行價(扣除支出後)的溢價約為4.9%至74.8%之間。

如貴公司董事會函件中所述，發行價格期望確定在按照公司披露的(或將披露的) A股發行前的財政年度最新財務報表的每股盈利的10-20倍之間。假設A股發行將如董事預期於2003年12月31日前完成，及根據公司2002年12月31日的綜合財務報表中之每股盈利的10-20倍，每股A股的默示目標發行價約為人民幣2.25元至4.50元之間。與貴公司截至最近可行日期止計算的約港幣1.76元(人民幣1.87元)的H股三個月平均收市價比較，每股A股的默示目標發行價的溢價約為20.3%至140.6%之間。

股東應注意，上述分析乃根據貴公司現行擬定的擬進行的發行A股方案的條款及結構做出的，僅屬指標性質。擬進行的發行A股方案完成前情況可能有所發展(倘若吾等進行分析時已經知悉)而可能令吾等之分析有所改變。

正如本通函所載貴公司董事會函件中所述，擬進行的發行A股方案(包括擬向中國華電配售A股)應根據中國證監會規定進行並須(其中包括)由中國證監會批准及／或認可。擬進行的發行A股方案的最終發行價將可能根據有關中國法規要求，須由所有相關中國監管機關(包括證監會)批准，並按照擬進行的發行A股方案進行時中國證券市場情況的嚴格市場原則確定。如貴公司董事會函件中所述，公開發行A股的定價方式通過預路演確定價格區間，通過路演薄記確定最終發行價格。董事預期擬進行的發行A股方案的最終發行價不會低於在擬進行的發行A股方案進行前在香港交易所上市的H股的三個月平均收市價。向中國華電擬配售A股之發行價將與擬向中國公眾公開發行A股之發行價相等。我們認為前述之向中國華電擬配售A股之定價機制符合市場慣例。

吾等考慮過董事預期擬發行A股方案的最終發行價不會低於在擬進行的發行A股方案進行前在香港交易所上市的H股的三個月平均收市價，中國華電已確認將按照本次公開發行確定的價格全額認購依據擬進行的A股發行方案配售給它的所有A股(形式為：以非上市流通的國有法人股的形式)，並且不可撤消地同意在國家出臺關於國有股和法人股流通的新規定以前，暫不處置或出售該部分A股，中國華電將繼續為貴公司的控股股東，以及貴公司及董事已確認，他們認為與中國華電維持上述的密切關係有助貴公司將來的持續性成功，以及上述所有因素，吾等認為擬進行的發行A股方案中向中國華電擬配售A股(形式為：以非上市流通的國有法人股的形式)的條款，包括其定價機制，就獨立股東而言是公平合理的。

擬進行的收購及廣安公司收購協議項下擬定的所有交易

1. 廣安公司收購協議

根據2003年5月9日發佈的公告所述，貴公司董事宣佈貴公司與中國華電簽定廣安公司收購協議，以人民幣4.755億元(約港幣4.4858億元，待調整)的代價向中國華電收購其擁有廣安公司的80%股本權益。現時預期上述代價的其中一部分將由擬進行的發行A股方案的資金支付。

依據廣安收購協議，貴公司已同意並向中國華電承諾，於廣安收購協議續存有效的任何時間內，在中國華電提出要求時，貴公司會承擔中國華電為廣安在廣安收購協議完成前的兩筆債務的擔保責任(總額不超過人民幣17億元(不包括利息))。這兩筆債務(包括應計的利息，有關利息於最後可行日期的到期總額約為人民幣18,000,000元)現預期分別將在2007年和2009年或以前償還，並且無抵押。

除此之外，貴公司在本收購協議項下沒有其他利於中國華電的擔保。

廣安公司收購協議的主要條款和細節以及該協議項下擬定的所有交易均列明於本通函所載的貴公司董事會函件內。

2. 擬進行的收購的原因與益處

正如貴公司董事會函件中所述，由於貴公司的控股權益於2003年4月無償劃轉至中國華電(中國五大發電集團之一)擁有，貴公司進一步加強了公司成為一個全國性的發電企業的發展戰略。貴公司將通過收購和新建並舉實現擴張的發展戰略。

貴公司董事認為，這次收購展示了貴公司走出山東、向中國其他省份拓展業務的發展戰略；同時也反映了中國華電成為貴公司的控股股東後，對貴公司的大力支持。

貴公司董事也認為，該計劃收購項目使貴公司首次涉足了經濟發展較快的四川省，並拓展了山東省以外的市場份額。貴公司董事認為，四川省快速增長的電力需求相對於其2004年和2005年有限的容量增長的情況，董事預計此將會在未來的幾年內為廣安公司帶來較好的投資回報。通過收購山東省以外發電廠的權益，公司將形成多元化的發展區域，從而化解單一區域發展導致的經營風險。

該計劃收購項目包括2台已經投入商業運行的300兆瓦的燃煤發電機組，加上2台即將於2004年投入運營的300兆瓦的燃煤發電機組。該收購項目將在2003年底為貴公司即刻增加管理裝機容量600兆瓦，在2004年為貴公司再增加600兆瓦管理裝機容量。貴公司董事認為這將使得貴公司抓住近幾年四川省內電力需求的強勢增長的機遇。

吾等與貴公司董事討論他們就上述收購項目的依據及假設後，吾等無理由認為該等依據及假設是不公平及不合理的。

就擬進行的收購的原因及益處的進一步細節，見本通函所載的貴公司董事會函件。

3. 廣安公司的資料

廣安公司是一家在中國成立的有限責任公司，中國華電持有其80%的股本權益，其餘20%的權益則由獨立於貴公司、其子公司、或其任何執行總裁、董事、或主要股東或其關連人士的第三方持有(其已同意了本次將進行的收購)。在貴公司完成本次將進行的收購後，廣安公司將成為貴公司非全資擁有的子公司。

廣安公司主要從事發電生產業務，計劃到2004年全部建成後裝機將達到1200兆瓦。

廣安公司一期工程共包含兩台300兆瓦燃煤機組，兩台機組分別是於1999年10月和2000年2月投入商業運營的。一期工程的總投資約為人民幣27.31億元，現已全部完成。

廣安公司二期工程共包含兩台300兆瓦燃煤機組，已於2002年9月開始建設，預計這兩台機組將分別於2004年8月和2004年12月投入運營。正如在董事會函件所述，廣安公司二期工程的預計建設總費用約為人民幣22.85億元，而其建設費用的20%由股東出資(出資額由現有股東按照其各自擁有的廣安公司的權益比例出資)，其餘的80%(約合人民幣18.28億元)為銀行貸款。

於2002年12月31日，按貴公司採用與國際財務報告準則一致的會計政策，廣安80%權益的淨資產為人民幣4.775億元(約合港幣4.5047億元)。

截至2001年和2002年12月31日止兩個年度，按貴公司採用與國際財務報告準則一致的會計政策，廣安80%權益的經營業績淨額分別為：淨損失約為人民幣2,070萬元(約合港幣1,950萬元)和淨利潤約為人民幣2,580萬元(約合港幣2,430萬元)。

廣安公司2001年的經營業績為淨虧損人民幣2,585萬元，而2002年則為淨利潤人民幣3,228萬元。廣安公司利潤增加的主要原因是2002年的收入比2001年同比增長47.9%，收入增加則主要是由於向四川電網公司的售電量比2001年同比增加了47.1%。

正如在董事會函件所述，2003年第一季度，廣安公司未經審計的售電收入約達到人民幣2.669億元，比2002年同期增長了32.2%。廣安公司於2003年第一季度實現的淨利潤為人民幣5,980萬元(未經審計)，比2002年同期增長了130%。

有關廣安公司的進一步細節載於本通函的董事會函件中。

4. 擬進行的收購的融資及付款條款

正如在本通函董事會函件中披露，代價(或部分，但不包括以本通函內所述的方式進行的調整)目前計劃將從公司發行A股所募集的資金中支付。

根據廣安公司收購協議，如果貴公司關於擬進行的A股發行方案的申請得到中國證監會的批准，並且在2003年12月30日或之前能收到所募集的資金，那麼貴公司將於2003年12月30日或之前以現金的形式一次性全部付款給中國華電。

亦正如在董事會函件中披露，如擬進行的A股發行方案未能於2003年12月30日或之前完成，貴公司將分兩次支付此代價給中國華電：

(a) 人民幣2.378億元，即稍多於此代價的50%，將由貴公司在2003年12月30日之前以現金形式付給中國華電(此人民幣2.378億元目前計劃由貴公司內部出資)；及

(b) 此代價剩餘的人民幣2.377億元將由貴公司在收到擬進行的A股發行方案募集資金後的五個工作日內以現金的形式支付給中國華電，且任何情況下均不得遲於2004年6月30日。

吾等與董事討論後獲悉，擬進行的A股發行方案的完成並不是完成擬進行的收購的一項條件，如擬進行的A股發行方案募集資金不足以支付擬進行的收購，貴公司計劃由其內部出資。

正如在截至2002年12月31日止的綜合財務報表中披露，貴公司現金及現金等值物約為人民幣10.5億元長期及短期債項約為人民幣93.3億元，淨負債與權益比率約為96.9%。董事認為，貴公司在進行擬進行的收購後將有足夠的資源應付日後營運資金所需。

雖然吾等未能就擬進行的A股發行方案是否可在指定的時間內進行或就所籌集的資金的多少給予意見，但吾等考慮到貴公司擬進行的A股發行方案的目標數量及現有的內部資源後相信，吾等並無理由認為貴公司沒有能力支付收購事項。

5. 代價

代價為人民幣4.755億元(約港幣4.4858億元)，相等於截至2002年12月31日止廣安公司淨資產值約80%。

根據廣安公司收購協議，此代價將依據廣安公司截至2002年12月31日與收購完成日止的經按中國會計制度和規定審計的淨資產值之差的80%進行調整。貴公司和中國華電將聯合任命獨立審計師。根據廣安公司收購協議，這種調整將由貴公司和中國華電在2004年4月30日前進行結算。

股東應注意，如果調整為正數，貴公司將需要支付中國華電，而目前預期將以內部自有資金支付有關調整予中國華電，而中國會計制度與國際財務報告準則存在部分差異。

正如在董事會函件所述，擬進行的收購的代價人民幣4.755億元(約港幣4.4858億元)是以截至2002年12月31日止的廣安公司淨資產估值，約人民幣5.944億元(經中聯資產評估有限公司評估，此為國家認可的獨立中國評估師)為基礎，並考慮到廣安公司未來的發展潛力(包括廣安二期項目，詳見董事會函件)，與中國華電進行談判後決定的。

亦正如在董事會函件所述，代價人民幣4.755億元相等於截至2002年12月31日止廣安公司淨資產值約80%。吾等注意到該代價相等於按照國際財務報告準則編制，廣安公司截至2002年12月31日止的經審計財務報表所示，廣安公司淨資產值折讓0.4%。

在制定吾等的意見時，吾等考慮過以中國及其它亞洲國家多間可供比較的上市公司，在最後可行日期其等各自的市價及最近期全年財務報表為基準所計算的現時市場倍數。

正如在上文及董事會函件所述，廣安公司2001年的經營業績為淨虧損人民幣2,585萬元，而2002年則為淨利潤人民幣3,228萬元，2003年第一季度，廣安公司的未經審計售電收入約達人民幣2.669億元，比2002年同期增長了32.2%。廣安公司於2003年第一季度實現的淨利潤為人民幣5,980萬元(未經審計)，比2002年同期增長了130%。據前文所述，吾等獲悉自2001年起，廣安公司的銷售量及盈利正迅速增長，吾等認為以過往盈利狀況的估值倍數對廣安公司進行估值並不適當。

從事發電業務的某些可供比較上市公司的資料載述如下：

吾等考慮過以下的方法，僅供參考用途：

— 價格與權益賬面值比率：及

— 每兆瓦的企業價值比率。

以上方法乃根據截至最後可行日期及該等上市公司最近期公佈的全年財務報表資料所進行。就H股公司及B股公司而言，吾等乃根據其等各自按照國際會計準則或香港普編採納的會計準則(視情況而定)而編制，截至2002年12月31日止的財務報表進行以下分析。就廣安公司而言，吾等乃按照由畢馬威會計師事務所根據國際財務報告準則而編制，截至2002年12月31日止經審計的財務報表進行分析。

	國家	價格／權益賬面值 X	企業價值/兆瓦 (千美元/兆瓦)
中國H股			
北京大唐發電股份有限公司	中國	1.4	494.5
華能國際電力股份有限公司	中國	1.7	510.2
山東國際電源開發股份有限公司	中國	1.3	418.2
平均值		1.5	474.3
中國B股			
深圳南山熱電股份有限公司	中國	3.2	679.1
黑龍江電力股份有限公司	中國	1.8	566.2
浙江東南發電股有限公司	中國	1.9	707.8
廣東電力發展股份有限公司	中國	1.8	720.4
平均值		2.2	668.4
香港			
中電控股有限公司	香港	2.2	無意義
香港電燈公司	香港	1.8	無意義
平均值		2.0	無意義
其他亞洲國家			
Malakoff Berhad	馬來西亞	1.6	927.6
YTL Power International Berhad	馬來西亞	1.5	1,255.3
Manila Electric Company	菲律賓	0.1	無意義
Electricity Generating Public Co. Ltd.	泰國	1.3	585.1
Ratchaburi Electricity Generating Holding Public Co Ltd	泰國	1.7	512.7
Korea Electric Power Corp.	南韓	0.4	590.3
平均值		1.1	774.2
整體平均值		1.6	663.9
代價所包含的廣安公司倍數		1.0	516.8

資料來源：Bloomberg及該等公司各自的年報

附註：僅供參考：

(1) 該等比率乃按照Bloomberg及該等公司各自的年報中所載，於最後可行日期及截至2002年12月31日止財政年度，Bloomberg及該等公司的財務資料而厘定的該等公司各自的市場價值而計算。

(2) 價格指最後可行日期的市場價值。

(3) 企業價值指於最後可行日期的市場價值與截至2002年財政年度淨負債之總和。

(4) 兆瓦指該等公司各自以兆瓦為單位的已公佈或裝機容量。

(5) 吾等乃按照代價及根據國際財務報告準則而編制，有關發電廠截至2002年12月31日止經審計財務報表推斷廣安公司包含的估值倍數。

(6) 將國家及地區的平均值包括在內，旨在供讀者參考而己，並不表示如將其他發電公司也包括在內時所得出的有關國家及地區的實際平均值。

(7) 無意義指「沒有意義」。
(8) 採用人民幣8.277元＝1.0美元的兑換率。
(9) 採用7.799元＝1.0美元的兑換率。
(10) 採用3.8馬來西亞林吉特＝1.0美元的兑換率。
(11) 採用53.095菲律賓披索＝1.0美元的兑換率。
(12) 採用41.695泰銖＝1.0美元的兑換率。
(13) 採用1,200.45南韓圜＝1.0美元的兑換率。

擬進行的收購的代價代表的估值的有關倍數(與上表所列載的其他方法比較時)在該等可供比較公司的倍數區間之內。吾等注意到擬進行的收購的代價，如以估值表示每兆瓦所包含的企業價值比率時，是高於上表列載的H股上市公司每兆瓦所包含的企業價值平均比率。吾等認為此為合理，因為廣安公司的資產相對地較新，及前述廣安公司每兆瓦所包含的企業價值比率包括二期項目的投資支出，但尚未包括二期將帶來的潛在額外兆瓦容量。然而，由於廣安公司在業務、營運方式及前景等方面，均與該等可供比較公司不完全相同，因此，使用上述市場倍數時應小心謹慎。

6. 擬進行的收購的財務影響

正如貴公司董事會函件所述，假設擬收購項目已經完成，並於2002年1月1日開始執行，則對貴集團的淨利潤貢獻將為人民幣2,580萬元或約2.2%(與貴集團2002年度經審計綜合淨利潤人民幣11.817億元相比較)。吾等注意到(正如在董事會函件所述)，隨著四川省電力市場將呈預期的增長趨勢及廣安二期工程開始其商業運營，貴公司相信這次擬收購項目將為貴公司的盈利能力帶來積極的正面影響。吾等與董事討論他們對前述的陳述的依據及假設後，吾等無理由認為該等依據及假設是不公平及不合理的。

吾等在考慮前述的主要因素後認為，擬進行的收購項下擬定的交易及廣安公司收購協議項下擬進行的所有交易對獨立股東而言，乃屬公平合理。

意見

吾等在考慮前述的主要因素及理由後認為，貴公司根據擬進行的A股發行方案向中國華電進行的A股發行建議的條款及在廣安公司收購協議項下擬進行的擬進行的收購及所有交易對獨立股東而言，均屬公平合理，而其有關交易乃符合貴公司的整體利益。

此致

山東國際電源開發股份有限公司
獨立董事委員會 台照

代表
里昂證券資本市場有限公司
董事總經理
Tim Fredinand
謹啟

2003年5月30日

A部分

因公司名稱變更而擬修改的公司章程條款

誠如董事會函件中所述，公司章程部分內容的修改是為了適應本公司控股股東的變更，即中國華電集團公司代替山東電力集團公司於2003年4月成為本公司的控股股東，和適應擬定的本公司名稱的變更，即由「山東國際電源開發股份有限公司(Shandong International Power Development Company Limited)」變更為「華電國際電力股份有限公司(Huadian Power International Power Corporation Limited)」，關於這些內容，公司章程的變更如下：

第一章　總則

第二條

第二條擬做如下修改：

公司註冊名稱
中文：華電國際電力股份有限公司(簡稱：「華電國際」)
英文：HUADIAN POWER INTERNATIONAL CORPORATION LIMITED (簡稱：「HDPI」)

第二章　經營宗旨和範圍

第十條

第十條擬做如下修改：

公司的經營宗旨是：公司致力於電源項目的開發、建設與管理，運用先進的管理方法和靈活的經營方針，加快發展電力事業，增加電力供應，提高企業盈利水平，使全體股東獲得穩定和不斷增長的收益。

第三章　股份和註冊資本

第十六條

第十六條擬做如下修改：

公司經增資發行股份後的股本結構為：普通股5,256,084,200股，其中內資股3,825,056,200股，佔公司發行普通股總數的72.774%，各發起人的持股數及其比例分別為：

山東省國際信託投資有限公司	903,443,970股	17.189%
山東魯能發展集團有限公司	86,536,800股	1.646%
棗莊市基本建設投資公司	20,000,000股	0.381%

境外上市外資股股東持有1,431,028,000股，佔公司發行普通股總數的27.226%。

B部分
在發行A股完成後擬對公司章程的修改

誠如董事會函件所述，為配合公司發行A股，且在A股發行完成後，公司章程應當根據本公司遵守的有關中國法律法規的規定進行修改，包括中國證監會針對中國上市公司發佈的條例、規定、建議中適用於本公司的部分。此公司章程的修改應當得到股東大會的批准通過。而且，應當遵守中國有關部門的規定，得到其批准、簽署和登記。有關修改的詳細情況如下

第一章　總則

第六條

公司章程第六條第一款現作如下修訂：

「本章程依據《公司法》、《特別規定》、《到境外上市公司章程必備條款》(簡稱「《必備條款》」)、《上市公司章程指引》(簡稱「《章程指引》」)、《上市公司治理準則》(簡稱「《治理準則》」)以及其他相關規定，對公司原章程進行修改，由股東大會以特別決議通過，報國務院授權的公司審批部門批准後生效。」

第七條

公司章程第七條第二款現作如下修訂：

「在不違反本章程第二十三章相關規定的情況下，股東可以依據公司章程起訴公司；公司可以依據公司章程起訴股東、董事、監事、總經理和其他高級管理人員；股東可以依據公司章程起訴股東；股東可以依據公司章程起訴公司的董事、監事、總經理和其他高級管理人員。」

根據公司實際情況，本款中的「經理」修改為「總經理」公司章程涉及「經理」、「副經理」的其他條款亦相應調整為「總經理」、「副總經理」。

依據及說明：《章程指引》第10條，增加了公司可以起訴董事、監事、總經理和其他高級管理人員的內容。

第三章　股份和註冊資本

第十四條

公司章程第十四條增加一款作為本條第四款：

「公司的內資股在中國證券登記結算有限責任公司上海分公司集中託管；公司的境外上市外資股主要在香港證券登記有限公司託管。」

依據及說明：《章程指引》第18條。

第十五條

公司章程第十五條現作如下修訂：

「經國務院授權的公司審批部門批准，公司成立時向發起人發行普通股3,825,056,200股，佔公司當時已發行普通股總數的100%。」

依據及說明：《章程指引》第19條：根據公司當時發行股份的實際情況進行修改。

第十六條

公司章程第十六條現作如下修訂：

「公司成立後，經股東大會特別決議通過，並經國務院授權的審批部門批准，公司發行並超額配售境外上市外資股1,431,028,000 股；前述境外上市外資股發行完成後，經股東大會特別決議通過，並經國務院授權的審批部門批准，公司發行了境內上市內資股〔•〕股。

公司經上述增資發行股份後的股本結構為：普通股〔•〕股，其中發起人持有〔•〕股，佔公司已發行普通股總數的〔•〕%；其他非上市內資股股東持有〔•〕股，佔公司已發行普通股總數的〔•〕%；境內上市內資股股東持有〔•〕股，佔公司已發行普通股總數的〔•〕%；境外上市外資股股東持有〔•〕股，佔公司已發行普通股總數的〔•〕%。

各發起人的持股數及其比例分別為：

山東省國際信託投資公司	903,443,970股〔•〕%
山東魯能發展集團有限公司	86,536,800股〔•〕%
棗莊市基本建設投資公司	20,000,000股〔•〕%」

依據及說明：《章程指引》第20條，並結合本次增發完成後公司股本變化情況進行調整。

第十七、十八條

公司章程第十七和十八條現作如下修訂：

將公司章程的第十七和十八條中的「國務院證券委員會」修改為「國務院證券主管機構」

第十九條

公司章程第十九條現作如下修訂：

「公司的註冊資本為人民幣[5,256,084,200]元(發行A股後據實調整)。公司的註冊資本應到工商行政管理部門進行相應的登記，並向國務院授權的公司審批部門及國務院證券主管機構備案。」

依據及説明：註冊資本將根據發行A股的實際情況進行調整。

第二十條

公司章程第二十條第二款為：

「公司增加資本可以採取下列方式：

(一) 向非特定投資人募集新股；

(二) 向現有股東配售新股；

(三) 向現有股東派送新股；

(四) 法律、行政法規許可的其他方式。」

增加一項作為(四)，章程修改(四)順延為(五)，修訂為：

「公司增加資本可以採取下列方式：

(一) 向非特定投資人募集新股；

(二) 向現有股東配售新股；

(三) 向現有股東派送新股；

(四) 以公積金轉增股本；

(五) 法律、行政法規許可的其他方式。」

依據及説明：《章程指引》第22條。

第二十三條

公司章程第二十三條現作如下修訂：

公司章程本條第(四)項中的「第三十八條」修改為「第四十一條」。

第四章　減資和購回股份

第二十七條

對公司章程第二十七條，增加一項作為(四)，修訂為：

「公司經國家有關主管機構批准購回股份，可以下列方式之一進行：

(一) 向全體股東按照相同比例發出購回要約；

(二) 在證券交易所通過公開交易方式購回；

(三) 在證券交易所外以協議方式購回；

(四) 法律、行政法規規定和國務院證券主管機構批准其他的情形。」

依據及説明：《章程指引》第25條。

第六章　股票和股東名冊

第三十六條

增加一條作為第三十六條，規定：

「公司不接受公司的股票作為質押權的標的。」

依據及説明：《章程指引》第28條。

第三十七條

增加一條作為第三十七條，規定：

「公司董事、監事、總經理和其他高級管理人員應當在其任職期間內，定期向公司申報其所持有的公司股份；在其任期期間以及離職後六個月內不得轉讓其所持有的公司股份。」

依據及説明：《章程指引》第29條。

第三十八條

增加一條作為第三十八條，規定：

「持有公司5%以上有表決權的股東，將其所持有的公司股票在買入之日起六個月以內賣出，或者在賣出之日起六個月以內又買入的，由此獲得的利潤歸公司所有。

前款規定適用於持有公司5%以上有表決權股份的法人股東的公司章程規定的高級管理人員，包括但不限於其董事、監事、經理和其他高級管理人員。」

依據及說明：《章程指引》第30條。

公司章程第三十六條至四十八條依次順延為第三十九條至五十一條。

第七章　股東的權利和義務

第五十一條

公司章程第四十八條順延為第五十一條。

(1)　公司章程本條(二)為：

「(二)參加或委派股東代理人參加股東會議，並行使表決權。」

現作如下修訂：

「(二)參加或委派股東代理人參加股東會議，並依照其所持有的股份份額行使表決權。」

依據及說明：《章程指引》第35條(三)，表述更完善。

(2)　公司章程本條(四)為：

「(四)依照法律、行政法規及公司章程的規定轉讓股份。」

現作如下修訂：

「(四)依照法律、行政法規及公司章程的規定轉讓、贈與或質押其所持有的股份。」

依據及説明：《章程指引》第35條(四)，增加了「贈與或質押」股份的內容。

(3) 增加一項作為本條(七)，規定：

「股東大會、董事會決議違反法律、行政法規的規定，侵犯股東合法權益的，股東有權依法提起要求停止上述違法行為或侵害行為的訴訟；董事、總經理執行職務時違反法律、行政法規或者公司章程的規定，給公司造成損害的，股東有權要求公司依法提起要求賠償的訴訟。」

依據及説明：《治理準則》第4條。

公司章程第四十九條至五十一條依次順延為第五十二條至五十四條。

第五十四條

增加一款作為本條第二款，規定：

「本條所稱「一致行動」是指兩個或者兩個以上的人以協議的方式(不論口頭或者書面)達成一致，通過其中任何一人取得對公司的投票權，以達到或者鞏固控制公司的目的的行為。」

依據及説明：《章程指引》第41條第二款。

第八章 股東大會

公司章程第五十二條、第五十三條依次順延為第五十五條、第五十六條。

第五十六條

公司章程本條(十三)為：

「(十三)審議代表公司有表決權的股份5%以上(含5%)的股東的提案；」

現作如下修訂：

「(十三)審議監事會、持有公司有表決權的股份總數5%以上(含5%)的股東在股東年會上的提案；」

依據及説明：《規範意見》第12條，增加了關於監事會提案權的內容。

第五十七條

增加一條作為第五十七條，規定：

「法律、行政法規和公司章程規定應當由股東大會決定的事項，必須由股東大會對該等事項進行審議，以保障公司股東對該等事項的決策權。在必要、合理的情況下，對於與所決議事項有關的、無法在股東大會的會議上立即作出決定的具體相關事項，股東大會可以授權董事會在股東大會授權的範圍內作出決定。

股東大會對董事會的授權，如所授權的事項屬於普通決議事項，應由出席股東大會的股東(包括股東代理人)所持表決權的二分之一以上通過；如屬於特別決議事項，應由出席股東大會的股東(包括股東代理人)所持表決權的三分之二以上通過。授權的內容應明確、具體。」

依據及說明：《治理準則》第7條。

公司章程第五十四條、第五十五條依次順延為第五十八條、第五十九條。

第五十九條

公司章程本條(三)為：

「(三)持有公司發行在外的有表決權的股份10%以上(含10%)的股東以書面形式要求召開臨時股東大會時；」

現作如下修訂：

「(三)單獨或合併持有公司發行在外的有表決權的股份10%(不含投票代理權)以上(含10%)的股東以書面形式要求召開臨時股東大會時；

前述第(三)項持股股數按股東提出書面要求日計算。」

增加一項作為第(五)項，規定：

「(五)符合規定人數的獨立董事提請召開時；」

增加一項作為第(六)項，規定：

「公司章程規定的其他情形。」

依據及說明：《章程指引》第44條，表述更完善。

第六十條

增加一條作為第六十條，規定：

「股東大會討論和決定的事項應當按照《公司法》和公司章程的規定確定，股東年會可以決定公司章程規定的任何事項。」

將公司章程第五十九條，調整為本條第二款。

依據及說明：《規範意見》第4條。

第六十一條

公司章程第五十六條順延為第六十一條。

將公司章程第五十八條調整為本條第二款。

依據及說明：根據本次修改情況，對條款順序作適當調整。

第六十二條

增加一條作為第六十二條，規定：

「股東大會的提案是針對應當由股東大會討論的事項所提出的具體議案。股東大會提案應當符合下列條件：

(一) 內容與法律、行政法規和公司章程的規定不相抵觸，並且屬於公司經營範圍和股東大會職責範圍；

(二) 有明確的議題和具體決議事項；

(三) 以書面形式提交或送達董事會。」

依據及說明：《章程指引》第58條。

第六十三條

公司章程第五十七條順延為第六十三條。

公司章程本條為：

> 「公司召開股東大會年會，持有公司有表決權的股份總數5%以上(含5%)的股東，有權以書面形式向公司提出新的提案，公司應當將提案中屬於股東大會職責範圍內的事項，列入該次會議的議程。」

現作如下修訂：

> 「公司召開股東大會年會，監事會、單獨或者合併持有公司有表決權的股份總數5%以上(含5%)的股東，有權以書面形式向公司提出新的提案，公司應當將提案中屬於股東大會職責範圍內的事項，列入該次會議的議程。」

依據及說明：《規範意見》第12條，增加了監事會提案權的內容。

公司章程第五十八條刪除的內容納入第六十一條，第五十九條刪除的內容納入第六十條。

公司章程第六十條、第六十一條依次順延為第六十四條、第六十五條。

公司章程第六十二條刪除的內容納入二百一十三條。

公司章程第六十三條至第六十七條依次順延為第六十六條至第七十條。

第七十一條

增加一條作為第七十一條，規定：

> 「股東大會審議有關關聯交易事項時，關聯股東不應當參與投票表決，其所代表的有表決權的股份數不計入有效表決總數；股東大會決議的公告應當充分披露非關聯股東的表決情況。如有特殊情況關聯股東無法回避時，公司在征得有關部門的同意後，可以按照正常程序進行表決，並在股東大會決議公告中作出詳細說明。」

依據及說明：《章程指引》第72條。

公司章程第六十八條、第六十九條依次順延為第七十二條、第七十三條。

第七十三條

公司章程本條為：

「股東(包括股東代理人)在股東大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。」

現作如下修訂：

「股東(包括股東代理人)在股東大會表決時，以其所代表的有表決權的股份數額行使表決權，除本章程第一百零一條關於董事選舉採用累積投票制度的規定外，每一股份有一票表決權。」

依據及說明：結合新增的累積投票條款(第一百零一條)對股東投票制度作相應完善。

公司章程第七十條至第七十四條依次順延為第七十四條至第七十八條。

第七十八條

公司章程本條為：

「下列事項由股東大會的普通決議通過：

(一)　董事會和監事會的工作報告；

(二)　董事會擬訂的利潤分配方案和虧損彌補方案；

(三)　董事會和監事會成員的選舉、罷免及其報酬和支付方法；

(四)　公司年度預、決算報告、資產負債表、利潤表及其他財務報表；

(五)　除法律、行政法規規定或者公司章程規定以特別決議通過以外的其他事項。」

增加一項作為第(五)項，修訂為：

「下列事項由股東大會的普通決議通過：

(一)　董事會和監事會的工作報告；

(二)　董事會擬訂的利潤分配方案和虧損彌補方案；

(三)　董事會和監事會成員的選舉、罷免及其報酬和支付方法；

(四)　公司年度預、決算報告、資產負債表、利潤表及其他財務報表；

(五)　聘用、解聘或不再續聘會計師事務所；

(六)　除法律、行政法規規定或者公司章程規定以特別決議通過以外的其他事項。」

依據及說明：與本章程修改有關股東大會職權的內容相呼應。

公司章程第七十五條、第七十六條依次順延為第七十九條、第八十條。

第八十條

公司章程本條為：

「股東要求召集臨時股東大會或類別股東會議，應當按下列程序辦理：

(一) 合計持有在該擬舉行的會議上有表決權的股份10%以上(含10%)的兩個或兩個以上的股東，可以簽署一份或數份同樣格式內容的書面要求，提請董事會召集臨時股東大會或類別股東會議，並闡明會議的議題。董事會在收到前述書面要求後應儘快召集臨時股東大會或類別股東會議。

前述持股數按股東提出書面要求日計算。

(二) 如果董事會在收到上述書面要求後30日內沒有發出召集會議的通告，提出該要求的股東可以在董事會收到該要求後四個月內自行召集會議，召集的程序應盡可能與董事會召集股東會議的程序相同。

股東因董事會未應前述要求舉行會議而自行召集並舉行會議的，其所發生的合理費用，應當由公司承擔，並從公司欠付失職董事的款項中扣除。」

現作如下修訂：

「監事會或者股東要求召集臨時股東大會或類別股東會議，應當按下列程序辦理：

(一) 監事會、單獨或合併持有在該擬舉行的會議上有表決權的股份10%以上(含10%)的股東，可以簽署一份或數份同樣格式內容的書面要求，提請董事會召集臨時股東大會或類別股東會議，並闡明會議的議題。董事會在收到前述書面要求後應儘快召集臨時股東大會或類別股東會議。

前述持股數按股東提出書面要求日計算。

(二) 如果董事會在收到上述書面要求後30日內沒有發出召集會議的通告，監事會或者提出該要求的股東可以在董事會收到該要求後四個月內自行召集會議，召集的程序應盡可能與董事會召集股東會議的程序相同。

監事會或者股東因董事會未應前述要求舉行會議而自行召集並舉行會議的，其所發生的合理費用，應當由公司承擔，並從公司欠付失職董事的款項中扣除。」

依據及說明：《章程指引》第54條、《規範意見》第19條，增加監事會提議召開臨時股東大會的內容。

第八十一條

增加一條為第八十一條，規定：

「在不違反法律、行政法規和公司章程有關規定的前提下，董事會可自行決定接納書面議案以代替召開股東大會。在前述情況下，董事會應制作統一格式的書面議案和空白通訊表決票，並以專人或郵資已付的郵件方式送交每一位元股東；對內資股股東，該等議案和空白通訊表決票也可以採用公告方式送達。有表決權的股東應在本次表決有效期內，將通訊表決票連同股東身份證明一併以專人或郵資已付的郵件方式送交公司董事會秘書。經公司聘任的律師見證或公證人員公證，如果簽字同意的股東已達到法律、行政法規和公司章程規定的就該等事項作出決定的法定人數，則該等議案成為股東大會決議。

前款議案和空白通訊表決票的送達應符合本章程第二十二章的有關規定。」

依據及說明：應公司要求，並參考其他公司章程的相關規定，增加股東大會書面表決的內容。

公司章程第七十七條、第七十八條依次順延為第八十二條、第八十三條。

第八十三條

公司章程本條為：

「會議主席負責決定股東大會的決議是否通過，其決定為終局決定，並應當在會上宣佈和載入會議記錄。」

現作如下修訂：

「會議主席負責決定股東大會的決議是否通過，其決定為終局決定，並應當在會上宣佈和載入會議記錄。公司應當根據適用法律和公司股份上市交易的證券交易所的有關規定公告股東大會決議。」

依據及說明：《治理準則》第87條，增加有關股東大會決議公告的內容。

第九章　類別股東表決的特別程序

公司章程第七十九條至第八十九條依次順延為第八十四條至第九十四條。

第八十八條

公司章程本條中的「第八十五條至第八十九條」修改為「第九十條至第九十四條」。

第九十條

公司章程本條第一款中的「第八十四」修改為「第八十九條」；第二款第(一)項中的「第五十條」修改為「第五十三條」。

第九十一條

公司章程本條中的「第八十五條」修改為「第九十條」。

第九十四條

公司章程本條第(二)項中的「國務院證券委員會」修改為「國務院證券主管機構」。

第十章　董事會

第九十五條

公司章程第九十條順延為第九十五條。

公司章程本條為：

「公司設董事會，董事會由13名董事組成。

董事會設董事長1人，副董事長2人，董事10人。」

現作如下修訂：

「公司設董事會，對股東大會負責。

在符合有關上市規則不時適用的有關規定的前提下，董事會由12名董事組成，外部董事應佔董事會總人數的二分之一以上(含二分之一)，其中獨立董事應佔董事會總人數的三分之一以上(含三分之一)，且獨立董事中至少包括1名會計專業人士。

董事會設董事長1人，副董事長2人。

依據及說明：《意見》第三條、《意見》第六條、《指導意見》第一條(一)，增加外部董事和獨立董事的內容。

第九十六條

增加一條作為第九十六條，規定：

「董事為自然人。」

將公司章程第九十一條第五款調整為本條第二款。

依據及說明：《章程指引》第77條。

第九十七條

公司章程第九十一條順延為第九十七條。

公司章程本條為：

「董事由股東大會選舉產生，任期三年。董事任期屆滿，可以連選連任。

董事候選人由董事會或股東提名。有關提名董事候選人的意圖以及候選人表明願意接受提名的書面通知，應當在股東大會召開7日前發給公司。

董事長、副董事長由全體董事的過半數選舉和罷免，董事長、副董事長任期三年，可以連選連任。

股東大會在遵守有關法律、行政法規規定的前提下，可以以普通決議的方式將任何任期未屆滿的董事(包括執行董事)罷免(但依據任何合同可提出的索償要求不受此影響)。

董事無須持有公司股份。」

現作如下修訂：

「董事由股東大會選舉產生，任期三年。董事任期屆滿，可以連選連任；但獨立董事連任時間不得超過六年。」

依據及説明：《指導意見》第四條(四)，增加了獨立董事任期的內容；並根據本次修改情況，對條款順序作適當調整。

第九十八條

增加一條作為第九十八條，規定：

「董事候選人名單以提案的方式提請股東大會決議。

除獨立董事之外的其他董事候選人由董事會、監事會、單獨或者合併持有公司有表決權的股份總數5%以上的股東提名，由公司股東大會選舉產生。

公司獨立董事候選人由公司董事會、監事會、單獨或者合併持有公司有表決權的股份總數1%以上的股東提名，由公司股東大會選舉產生。」

依據及説明：《治理準則》第28條、《指導意見》第四條(一)，增加有關董事提名權的內容。

第九十九條

結合公司章程第九十一條第二款，並參考其他有關規定，增加一條作為第九十九條，規定：

「選舉獨立董事前應履行以下程序：

(一) 獨立董事候選人的提名人在提名前應當征得被提名人的同意，充分瞭解被提名人職業、學歷、職稱、詳細的工作經歷、全部兼職等情況，並負責向公司提供該等情況的書面材料。候選人應向公司作出書面承諾，同意接受提名，承諾公開披露的候選人的資料真實、完整並保證當選後切實履行董事職責。

(二) 獨立董事的提名人應對被提名人擔任獨立董事的資格和獨立性發表意見，如適用的法律、法規及／或有關上市規則載有有關規定，被提名人應當就其本人與公司之間不存在任何影響其獨立客觀判斷的關係發表公開聲明。

(三) 若對獨立董事候選人的提名發生在公司召開董事會前，如適用的法律、法規及／或有關上市規則載有有關規定，則本條第(一)、(二)項所述的被提名人情況的書面材料應按照該等規定隨董事會決議一併公告。

(四) 若單獨或合併持有公司有表決權5%以上的股東或者監事會在公司股東年會上提出選舉獨立董事的臨時提案，則有關提名董事候選人的意圖以及被提名人表明願意接受提名的書面通知，以及本條前述第(一)、(二)項所述的被提名人情況的書面材料及承諾，應當在股東年會召開7日前發給公司。

(五) 在選舉獨立董事的股東大會召開前，如適用的法律、法規及／或有關上市規則載有有關規定，公司應按照該等規定將所有被提名人的有關材料同時報送國務院證券主管機構、公司所在地國務院證券主管機構派出機構和公司股票掛牌交易的證券交易所。公司董事會對被提名人的有關情況有異議的，應同時報送董事會的書面意見。對國務院證券主管機構持有異議的被提名人，不得作為獨立董事候選人。在召開股東大會選舉獨立董事時，公司董事會應對獨立董事候選人是否被國務院證券主管機構提出異議的情況進行說明。」

依據及說明：《治理準則》第29、30條、《指導意見》第四條。

第一百條

結合公司章程第九十一條第二款，並參考其他有關規定，增加一條作為第一百條，規定：

「選舉非獨立董事前應履行以下程序：

(一) 非獨立董事候選人的提名人在提名前應當征得被提名人的同意，充分瞭解被提名人職業、學歷、職稱、詳細的工作經歷、全部兼職等情況，並負責向公司提供該等情況的書面材料。候選人應向公司作出書面承諾，同意接受提名，承諾公開披露的候選人的資料真實、完整並保證當選後切實履行董事職責。

(二) 若對非獨立董事候選人的提名發生在公司召開董事會前，如適用的法律、法規及／或有關上市規則載有有關規定，則本條第(一)項所述的被提名人情況的書面材料應按照該等規定隨董事會決議一併公告。

(三) 若單獨或合併持有公司有表決權的股份總數5%以上的股東或者監事會在公司股東年會上提出選舉非獨立董事的臨時提案，則有關提名董事候選人的意圖以及被提名人表明願意接受提名的書面通知，以及本條前述第(一)項所述的被提名人情況的書面材料及承諾，應當在股東年會召開7日前發給公司。」

依據及說明：《治理準則》第29、30條。

第一百零一條

增加一條作為第一百零一條，規定：

「如公司的控股股東對公司的控股比例達到30%以上，股東大會進行董事選舉議案的表決時，應採取累積投票方式，即在股東大會選舉兩名以上的董事時，參與投票的股東所持有的每一股份都擁有與應選董事總人數相等的投票權，股東既可以把所有的投票權集中選舉一人，也可以分散選舉數人。」

依據及說明：《治理準則》第31條。

第一百零二條

結合公司章程第九十一條第四款，並參考其他有關規定，增加一條作為第一百零二條，規定：

「股東大會在遵守有關法律、行政法規規定的前提下，可以以普通決議的方式將任何任期未屆滿的董事（包括執行董事）罷免（但依據任何合同可提出的索償要求不受此影響）。

董事連續二次未能親自出席，也不委託其他董事出席董事會會議，視為不能履行職責，董事會應當建議股東大會予以撤換。

獨立董事連續三次未能親自出席董事會會議的，由董事會提請股東大會予以撤換。除出現上述情況及《公司法》中規定的不得擔任董事的情形外，獨立董事任期屆滿前不得無故被免職。提前免職的，公司應將其作為特別披露事項予以披露，被免職的獨立董事認為公司的免職理由不當的，可以作出公開的聲明。」

依據及說明：《章程指引》第85條、《指導意見》第四條（五）

第一百零三條

增加一條作為第一百零三條，規定：

「董事可以在任期屆滿以前提出辭職。董事辭職應當向董事會提交書面辭職報告，獨立董事並須對任何與其辭職有關或其認為有必要引起公司股東和債權人注意的情況進行說明。

如因董事的辭職導致公司董事會低於法定最低人數時，該董事的辭職報告應當在下任董事填補因其辭職產生的缺額後方能生效。余任董事會應當儘快召集臨時股東大會，選舉董事填補因董事辭職產生的空缺。在股東大會未就董事選舉作出決議以前，該提出辭職的董事以及余任董事會的職權應當受到合理的限制。

如因獨立董事的辭職導致公司董事會中獨立董事所佔的比例低於有關監管部門規定的最低要求時，該獨立董事的辭職報告應當在下任獨立董事填補其缺額後生效。」

依據及說明：《章程指引》第86、87條、《指導意見》第四條（六）

第一百零四條

公司章程第九十二條，順延為第一百零四條。

公司章程本條為：

「董事會對股東大會負責，行使下列職權：

(一) 負責召集股東大會，並向股東大會報告工作；

(二) 執行股東大會的決議；

(三) 決定公司的經營計劃和投資方案；

(四) 制定公司的年度財務預算方案、決算方案；

(五) 制定公司的利潤分配方案和彌補虧損方案；

(六) 制定公司增加或者減少註冊資本的方案以及發行公司債券的方案；

(七) 擬定公司合併、分立、解散的方案；

(八) 決定公司內部管理機構的設置；

(九) 聘任或者解聘公司經理，根據經理的提名，聘任或者解聘公司副經理和財務負責人，決定其報酬事項；

(十) 制定公司的基本管理制度；

(十一) 制訂公司章程修改方案；

(十二) 公司章程規定或者股東大會授予的其他職權。

董事會作出前款決議事項，除第(六)、(七)、(十一)項須由三分之二以上的董事表決同意外，其餘可由半數以上的董事表決同意。」

增加四項分別作為(八)、(十三)、(十四)、(十五)；公司章程本條其餘各項依次順延，並參考其他相關規定修訂為：

「董事會對股東大會負責，行使下列職權：

(一) 負責召集股東大會，並向股東大會報告工作；

(二) 執行股東大會的決議；

(三) 決定公司的經營計劃和投資方案；

(四) 制定公司的年度財務預算方案、決算方案；

(五) 制定公司的利潤分配方案和彌補虧損方案；

(六) 制定公司增加或者減少註冊資本、發行公司債券或其他證券及上市的方案；

(七) 擬訂公司重大收購、回購本公司股票或者合併、分立和解散方案；

(八) 在股東大會授權範圍內，決定公司的風險投資、資產抵押及其他擔保事項；

(九) 決定公司內部管理機構的設置；

(十) 聘任或者解聘公司總經理、董事會秘書；根據總經理的提名，聘任或者解聘公司副總經理、財務負責人等高級管理人員，並決定其報酬事項和獎懲事項；

(十一) 制訂公司的基本管理制度；

(十二) 制訂公司章程修改方案；

(十三) 管理公司信息披露事項；

(十四) 向股東大會提請聘請或更換為公司審計的會計師事務所；

(十五) 聽取公司總經理的工作匯報並檢查總經理的工作；

(十六) 法律、行政法規或公司章程規定，以及股東大會授予的其他職權。

董事會作出前款決議事項，除第(六)、(七)、(十二)項須由三分之二以上的董事表決同意外，其餘可由半數以上的董事表決同意。」

依據及說明：《章程指引》第94條

第一百零五條

增加一條作為第一百零五條，規定：

「經董事會授權，在董事會閉會期間， 董事長可行使董事會部分職權。董事會授權的內容應明確、具體。」

依據及說明：《治理準則》第48條，增加董事會授權董事長於董事會閉會期間行使部分董事會職權的內容。

第一百零六條

增加一條作為第一百零六條，規定：

「除應當具有《公司法》、其他相關法律、行政法規和公司章程賦予董事的職權外，獨立董事還具有以下特別職權：

(一) 依照有關上市規則須經董事會或股東大會審議的重大關聯交易(根據有權的監管部門不時頒佈的標準確定)，如適用的法律、法規及／或有關上市規則載有有關規定，應按照該等規定由獨立董事認可後，提交董事會討論；董事會作出關於公司關聯交易的決議時，必須由獨立董事簽字後方能生效；獨立董事作出判斷前，可以聘請仲介機構出具獨立財務顧問報告，作為其判斷的依據；

(二) 向董事會提議聘用或解聘會計師事務所；

(三) 2名或二分之一以上的獨立董事可以向董事會提請召開臨時股東大會；

(四) 提議召開董事會；

(五) 獨立聘請外部審計機構和諮詢機構；

(六) 可以在股東大會召開前公開向股東徵集投票權；

(七) 可直接向股東大會、國務院證券主管機構和其他有關部門報告情況。

獨立董事行使本條除前述(一)、(三)項職權以外的職權應當取得全體獨立董事的二分之一以上同意。

如上述提議未被採納或上述職權不能正常行使，如適用的法律、法規及／或有關上市規則載有有關規定，公司應按照該等規定將有關情況予以披露。」

依據及說明：《指導意見》第五條、《意見》第6條

公司章程第九十三條依次順延為第一百零七條。

第一百零八條

增加一條作為第一百零八條，規定：

「除非適用的法律、法規及／或有關上市規則另有規定，董事會有權對投資額不超過公司淨資產25%的風險投資項目作出決定；對於超出董事會審批許可權的重大投資項目，如適用的法律、法規及／或有關上市規則載有有關規定，董事會應按照該等規定組織有關專家、專業人員進行評審，並報股東大會批准。」

依據及說明：參考《章程指引》第97條，增加有關董事會風險投資項目審批許可權的內容。

第一百零九條

公司章程第九十一條第三款調整為第一百零九條。

依據及說明：根據本次修改情況，適當調整條款順序。

第一百一十條

公司章程第九十四條順延為第一百一十條。

公司章程本條第一款為：

「董事長行使下列職權：

(一) 主持股東大會和召集、主持董事會會議；

(二) 檢查董事會決議的實施情況；

(三) 簽署公司發行的證券；

(四) 行使董事會授予的其他職權。」

增加三項作為(四)、(五)、(六)；公司章程本條(四)順延為(七)，修訂為：

「董事長行使下列職權：

(一) 主持股東大會和召集、主持董事會會議；

(二) 檢查董事會決議的實施情況；

(三) 簽署公司發行的證券；

(四) 簽署董事會重要文件和其他應由公司法定代表人簽署的其他文件；

(五) 行使法定代表人的職權；

(六) 在發生特大自然災害等不可抗力的緊急情況下，對公司事務行使符合法律規定和公司利益的特別處置權，並在事後向公司董事會和股東大會報告；

(七) 行使董事會授予的其他職權。」

依據及說明：《章程指引》第99條。

第一百一十一條

公司章程第九十五條順延為第一百一十一條。

公司章程本條第一款為：

「董事會每年至少召開兩次會議，由董事長召集，於會議召開7日以前通知全體董事。有緊急事項時，經三分之一以上董事或者公司經理提議，可以召開臨時董事會會議。」
現作如下修訂：

「董事會每年至少召開四次會議，由董事長召集，於會議召開10日以前通知全體董事。

有下列情形之一的，董事長應在7個工作日內應召開臨時董事會會議：

(一) 董事長認為必要時；

(二) 三分之一以上董事聯名提議時；

(三) 二分之一以上獨立董事聯名提議時；

(四) 監事會提議時；

(五) 總經理提議時。」

依據及說明：《章程指引》第102條，考慮公司年度、年中及一、三季度董事會，建議董事會召開次數為四次；例會通知時間由7日變更為10日，符合境內上市公司的要求。

第一百一十二條

公司章程第九十六條順延為第一百一十二條。

公司章程本條為：

「董事會例會的時間和地點如已由董事會事先規定，其召開無須發給通知。除此之外，董事長或有關的提議人士應將提議及會議之議程以書面方式通知公司董事會秘書。公司董事會秘書在收到上述之書面通知後應在董事會議召開的7日前將會議時間、地點及議程通知董事，但任何董事皆有權在通知發出之前或之後放棄收到通知的權利。公司董事會秘書應把上述之會議通知在會議前抄送監事會主席。」

現作如下修訂：

「董事會例會的時間和地點如已由董事會事先規定，其召開無須發給通知。除此之外，董事長或有關的提議人士應將提議及會議之議程以書面方式通知公司董事會秘書。公司董事會秘書在收到上述之書面通知後應在董事會議召開的10日前將會議時間、地點及議程通知董事，但任何董事皆有權在通知發出之前或之後放棄收到通知的權利。公司董事會秘書應把上述之會議通知在會議前抄送監事會主席。」

依據及說明：《章程指引》第101條，例會通知時間由7日變更為10日，符合境內上市公司的要求。

公司章程第九十七條、第九十八條依次順延為第一百一十三條、第一百一十四條。

第一百一十五條

增加一條作為第一百一十五條，規定：

「董事會可接納書面議案以代替召開董事會會議，但該等議案須以專人送達、郵寄、電報或傳真方式送交每一位元董事。如果簽字同意的董事已達到法律、行政法規和公司章程規定的就該等事項作出決定的法定人數，並以上述方式送交董事會秘書，除非適用的法律、法規及／或有關上市規則另有規定，則該等議案成為董事會決議，無須另行召集董事會會議。」

依據及說明：應公司要求，並參考其他公司章程的相關規定，增加董事會通訊表決的內容。

第一百一十六條

公司章程第九十九條順延為第一百一十六條。

公司章程本條為：

「董事會應當對會議所議事項的決定作成會議記錄，出席會議的董事和記錄員應當在會議記錄上簽名。董事應當對董事會的決議承擔責任。董事會的決議違反法律、行政法規或者公司章程，致使公司遭受嚴重損失的，參與決議的董事對公司負賠償責任；但經證明在表決時曾表明異議並記載於會議記錄的，該董事可以免除責任。」

現作如下修訂：

「董事會應當對會議所議事項的決定作成會議記錄，出席會議的董事和記錄員應當在會議記錄上簽名。出席會議的董事有權要求在記錄上對其在會議上的發言作説明性記載。」

依據及説明：《章程指引》第109條，增加了關於董事對其發言進行説明性記載的內容；部分內容納入第一百一十七條。

第一百一十七條

結合公司章程第九十九條部分內容，並參考其他規定，增加一條作為第一百一十七條，規定：

「凡未按法定程序形成經董事簽字的書面決議，即使每一位元董事都以不同方式表示過意見，亦不具有董事會決議的法律效力。

董事會的決議違反法律、行政法規和公司章程，投贊成票的董事應承擔直接責任；對經證明在表決時曾表明異議並記載於會議記錄的投反對票的董事，可以免除責任；對在表決中投棄權票或未出席也未委託他人出席的董事不得免除責任；對在討論中明確提出異議但在表決中未明確投反對票的董事，也不得免除責任。」

依據及説明：《意見》第三條，完善了董事會決議的效力以及董事對董事會決議負責的內容。

第十一章　公司董事會秘書

第一百一十九條

公司章程本條為：

「公司董事會秘書應當是具有必備的專業知識和經驗的自然人，由董事會委任。其主要職責是：

(一) 保證公司有完整的組織文件和記錄；

(二) 確保公司依法準備和遞交有權機構所要求的報告和文件；

(三) 保證公司的股東名冊妥善設立，保證有權得到公司有關記錄和文件的人及時得到有關記錄和文件。」

增加三項作為(一)、(四)、(六)；公司章程本條各項依次順延，修訂為：

「公司董事會秘書應當是具有必備的專業知識和經驗的自然人，由董事會委任。其主要職責是：

(一) 協助董事處理董事會的日常工作；

(二) 保證公司有完整的組織文件和記錄；

(三) 確保公司依法準備和遞交有權機構所要求的報告和文件；

(四) 負責公司信息披露事務，保證公司信息披露的及時、準確、合法、真實和完整；

(五) 保證公司的股東名冊妥善設立，保證有權得到公司有關記錄和文件的人及時得到有關記錄和文件；

(六) 法律、行政法規、公司章程和公司股票上市的證券交易所上市規則所規定的其他職責。」

依據及說明：《工作指引》第2條、《章程指引》第115條

公司章程第一百條、第一百零一條依次順延為第一百一十八條、第一百一十九條。

第一百二十條

公司章程第一百零二條順延為第一百二十條。

公司章程本條第一款為：

「公司董事或其他高級管理人員可以兼任公司董事會秘書。公司聘請的會計師事務所的會計師不得兼任公司董事會秘書。」

現作如下修訂：

「公司董事或其他高級管理人員(總經理和財務負責人除外)可以兼任公司董事會秘書。公司聘請的會計師事務所的會計師不得兼任公司董事會秘書。」

依據及說明：《工作指引》第6條，增加了總經理和財務負責人不得兼任公司董事會秘書的內容，表述更完善。

第十二章　公司總經理

第一百二十一條

公司章程第一百零三條順延為第一百二十一條。

增加一款作為本條第二款，規定：

「董事可受聘兼任總經理、副總經理或者其他高級管理人員，但兼任總經理、副總經理或者其他高級管理人員的董事不得超過公司董事總數的二分之一。」

依據及說明：《章程指引》第118條

第一百二十二條

公司章程第一百零四條順延為第一百二十二條。

公司章程本條為：

「公司經理對董事會負責，行使下列職權：

(一) 主持公司的生產經營管理工作，組織實施董事會決議；

(二) 擬定公司的發展規劃、年度生產經營計劃、年度財務預算、決算方案、稅後利潤分配方案和虧損彌補方案；

(三) 組織實施公司年度經營計劃和投資方案；

(四) 擬訂公司內部管理機構設置方案；

(五) 擬訂公司的基本管理制度；

(六) 制定公司的基本規章；

(七) 提請聘任或者解聘公司副經理和財務負責人；

(八) 聘任或者解聘除應由董事會聘任或者解聘以外的負 責管理人員；

(九) 代表公司對外處理重要業務；

(十) 公司章程和董事會授予的其他職權。」

增加兩項作為(九)、(十)；公司章程本條各項依次順延，修訂為：

「公司總經理對董事會負責，行使下列職權：

(一) 主持公司的生產經營管理工作，組織實施董事會決議；

(二) 擬定公司的發展規劃、年度生產經營計劃、年度財務預算、決算方案、稅後利潤分配方案和虧損彌補方案；

(三) 組織實施公司年度經營計劃和投資方案；

(四) 擬訂公司內部管理機構設置方案；

(五) 擬訂公司的基本管理制度；

(六) 制定公司的基本規章；

(七) 提請聘任或者解聘公司副總經理和財務負責人；

(八) 聘任或者解聘除應由董事會聘任或者解聘以外的負 責管理人員；

(九) 擬定公司職工的工資、福利、獎懲，決定公司職工的聘用和解聘；

(十) 提議召開董事會臨時會議；

(十一) 代表公司對外處理重要業務；

(十二) 公司章程和董事會授予的其他職權。」

依據及說明：《章程指引》第121條

第一百二十三條

增加一條作為第一百二十三條，規定：

「公司總經理應當向董事會或者應監事會的要求報告公司重大合同的簽訂、執行情況、資金運用情況和盈虧情況。總經理必須保證該報告的真實性。」

依據及說明：《章程指引》第123條。

第一百二十四條

增加一條作為第一百二十四條，規定：

「公司總經理擬定有關職工工資、福利、安全生產以及勞動、勞動保險、解聘(或開除)公司職工等涉及職工切身利益的問題時，應當事先徵求職工的意見。」

依據及說明：《章程指引》第124條。

公司章程第一百零五條、第一百零六條依次順延為第一百二十五條、第一百二十六條。

第十三章　監事會

公司章程第一百零七條、第一百零八條依次順延為第一百二十七條、第一百二十八條。

第一百二十八條

公司章程本條為：

「監事會由三名監事組成，監事任期三年，可連選連任。

監事會成員由二名股東代表和一名公司職工代表組成。」

現作如下修訂：

「監事會由3名監事組成，包括2名股東代表和1名公司職工代表(職工代表監事應佔監事會人數的三分之一以上)，其中外部監事應佔監事會人數的二分之一以上。

監事任期三年，可連選連任。」

依據及說明：《章程指引》第129條，要求職工監事不少於三分之一；《意見》第7條，要求設立外部監事佔監事會人數的二分之一以上。

第一百二十九條

調整公司章程第一百零八條，並結合其他規定，增加一條作為第一百二十九條，規定：

「股東代表監事候選人名單以提案的方式提請股東大會決議。股東代表監事候選人由董事會、監事會、單獨或者合併持有公司有表決權的股份總數5%以上的股東提名，由公司股東大會選舉和罷免。

職工代表監事由公司職工民主選舉和罷免。」

依據及說明：《章程指引》第67條，增加了股東代表監事候選人提名方式的內容。

第一百三十條

公司章程第一百零九條順延為第一百三十條。

公司章程本條為：

「公司董事、經理和財務負責人不得兼任監事。」

現作如下修訂：

「公司董事、總經理、財務負責人和董事會秘書不得兼任監事。」

依據及說明：《章程指引》第130條，增加了董事會秘書不得兼任監事的內容。

第一百三十一條

增加一條作為第一百三十一條，規定：

> 「監事連續二次不能親自出席監事會會議的，視為不能履行職責，股東大會或職工代表大會應當予以撤換。」

依據及説明：《章程指引》第132條。

第一百三十二條

增加一條作為第一百三十二條，規定：

> 「監事可以在任期屆滿以前提出辭職，本章程第十章有關董事辭職的規定，適用於監事。」

依據及説明：《章程指引》第133條。

公司章程第一百一十條、第一百一十一條依次順延為第一百三十三條、第一百三十四條。

公司章程第一百三十一條至第一百三十三條依次順延為第一百六十二條至第一百六十四條。公司章程第一百六十四條中的「第五十一條」修改為「第五十四條」。

第一百三十四條

增加一款作為本條第二款，規定：

> 「監事會會議通知應於會議召開10日前書面送達全體監事。」

依據及説明：《章程指引》第138條。

第一百三十五條

公司章程第一百一十二條順延為第一百三十五條。

公司章程本條第一款為：

「(一) 檢查公司的財務；

(二) 對公司董事、經理和其他高級管理人員執行公司職務時違反法律、行政法規或者公司章程的行為進行監督；

(三) 當公司董事、經理和其他高級管理人員的行為損害公司的利益時，要求前述人員予以糾正；

(四) 核對董事會擬提交股東大會的財務報告，營業報告和利潤分配方案等財務資料，發現疑問的，可以公司名義委託註冊會計師、執業審計師幫助復審；

(五) 提議召開臨時股東大會；

(六) 代表公司與董事交涉或對董事起訴；

(七) 公司章程規定的其他職權。」

增加兩項作為(五)、(七)；結合相關規定修改(一)、(九)；公司章程本條其餘各項依次順延，修訂為：

「(一) 檢查公司的財務，必要時可以公司名義另行委託會計師事務所獨立審查公司財務；

(二) 對公司董事、總經理和其他高級管理人員執行公司職務時違反法律、行政法規或者公司章程的行為進行監督；

(三) 當公司董事、總經理和其他高級管理人員的行為損害公司的利益時，要求前述人員予以糾正；

(四) 核對董事會擬提交股東大會的財務報告，營業報告和利潤分配方案等財務資料，發現疑問的，可以公司名義委託註冊會計師、執業審計師幫助復審；

(五) 在股東年會上提出臨時提案；

(六) 提議召開臨時股東大會；

(七) 提議召開臨時董事會；

(八) 代表公司與董事交涉或對董事起訴；

(九) 法律、行政法規和公司章程規定，以及股東大會授予的其他職權。」

依據及說明：《章程指引》第136條、《意見》第七條

第一百三十六條

增加一條作為第一百三十六條，規定：

「監事會可要求公司董事、總經理、副總經理、財務負責人、董事會秘書、內部及外部審計人員出席監事會會議，回答監事會所關注的問題。」

依據及說明：《治理準則》第67條，完善監事會的職權。

第一百三十七條

公司章程第一百一十三條順延為第一百三十七條。

公司章程本條為：

「監事會應當對會議事項的決定作成會議記錄。出席的監事和記錄員應當在會議記錄上簽名。

監事會的決議應當由三分之二以上（含三分之二）監事表決通過。」

現作如下修訂：

「監事會的決議應當由三分之二以上（含三分之二）監事表決通過。」

依據及說明：將公司章程本條的部分內容納入第一百三十六條。

第一百三十八條

調整公司章程一百一十三條部分內容，並結合其他規定，增加一條作為第一百三十八條，規定：

「監事會應當對會議事項的決定作成會議記錄。出席的監事和記錄員應當在會議記錄上簽名。監事有權要求在記錄上對其在會議上的發言作出說明性記載。監事會會議記錄應作為公司重要檔案妥善保存。」

依據及說明：《章程指引》第142條，完善有關監事會會議記錄的規定。

公司章程第一百一十四條、第一百一十五條依次順延為第一百三十九條、第一百四十條。

第十四章　公司董事、監事、總經理和其他高級管理人員的資格和義務

第一百四十一條

公司章程第一百一十六條順延為第一百四十一條。

增加兩項作為(七)、(十一)；公司章程本條其餘各項依次順延，即

「有下列情況之一的，不得擔任公司的董事、監事、總經理或者其他高級管理人員：

(一) 無民事行為能力或者限制民事行為能力；

(二) 因犯有貪污、賄賂、侵佔財產、挪用財產罪或者破壞社會經濟秩序罪，被判處刑罰，執行期滿未逾五年，或者因犯罪被剝奪政治權利，執行期滿未逾五年；

(三) 擔任因經營管理不善破產清算的公司、企業的董事或者廠長、經理，並對該公司、企業的破產負有個人責任的，自該公司、企業破產清算完結之日起未逾三年；

(四) 擔任因違法被吊銷營業執照的公司、企業的法定代表人，並負有個人責任的，自該公司、企業被吊銷營業執照之日起未逾三年；

(五) 個人所負數額較大的債務到期未清償；

(六) 因觸犯刑法被司法機關立案調查，尚未結案；

(七) 國家公務員；

(八) 法律、行政法規規定不能擔任企業領導；

(九) 非自然人；

(十) 被有關主管機構裁定違反有關證券法規的規定，且涉及有欺詐或者不誠實的行為，自該裁定之日起未逾五年；

(十一) 被國務院證券主管機構確定為市場禁入者，並且禁入尚未解除的人員。」

依據及說明：《章程指引》第78、119、130條

第一百四十二條

增加一條作為第一百四十二條，規定：

「公司控股股東的董事長、副董事長、董事兼任公司董事長、副董事長、董事職務的人數不得超過2名。公司控股股東的管理人員不得兼任公司的總經理、副總經理、財務負責人、營銷主管和董事會秘書。」

依據及説明：《意見》第一條，增加關於公司與控股股東人員獨立的內容。

第一百四十三條

增加一條作為第一百四十三條，規定：

「擔任獨立董事應當符合下列基本條件：

(一) 根據法律、行政法規及其他有關規定，具備擔任公司董事的資格；

(二) 具有有關法律、行政法規及部門規章所要求的獨立性；

(三) 具備上市公司運作的基本知識，熟悉相關法律、行政法規、規章及規則；

(四) 具有五年以上法律、經濟或者其他履行獨立董事職責所必需的工作經驗；

(五) 公司章程規定的其他條件。」

依據及説明：《指導意見》第二條

第一百四十四條

增加一條作為第一百四十四條，規定：

「獨立董事必須具有獨立性。除非適用的法律、法規及／或有關上市規則另有規定，下列人員不得擔任獨立董事：

(一) 在公司或公司附屬企業任職的人員及該等人員的直系親屬或具有主要社會關係的人(直系親屬是指配偶、父母、子女等；主要社會關係是指兄弟姐妹、岳父母、兒媳女婿、兄弟姐妹的配偶、配偶的兄弟姐妹等)；

(二) 直接或間接持有公司已發行股份1%以上或者是公司前十名股東中的自然人股東及其直系親屬；

(三) 在直接或間接持有公司已發行股份百分之五以上的股東單位或者在公司前五名股東單位任職的人員及其直系親屬；

(四) 最近一年內曾經具有前三項所列舉情形的人員；

(五) 為公司或者公司的附屬企業提供財務、法律、諮詢等服務的人員；

(六) 國務院證券主管機構認定的不能擔任獨立董事的人員。」

依據及說明：《指導意見》第三條

公司章程第一百一十七條依次順延為第一百四十五條。

第一百四十六條

增加一條作為第一百四十六條，規定：

「未經公司章程規定或者董事會的合法授權，公司董事不得以個人名義代表公司或者董事會行事，以其個人名義行事時，在第三方會合理地認為其在代表公司或者董事會行事的情況下，應當事先聲明其立場和身份。」

依據及說明：《章程指引》第82條，增加有關董事代表公司或董事會行事的限制性規定。

公司章程第一百一十八條至第一百二十一條依次順延為第一百四十七條至第一百五十條。

第一百五十一條

公司章程第一百二十二條順延為第一百五十一條。

公司章程本條為：

> 「公司董事、監事、經理及其他高級管理人員所負的誠信義務不一定因其任期結束而終止，其對公司商業秘密保密的義務在其任期結束後仍有效。其他義務的持續期應根據公平的原則決定，取決於事件發生時與離任之間時間的長短，以及與公司的關係在何種情形和條件下結束。」

現作如下修訂：

> 「公司董事、監事、總經理和其他高級管理人員提出辭職或者任期屆滿，其對公司和股東負有的誠信義務在其辭職報告尚未生效或者生效後的合理期間內，以及任期結束後的合理期間內並不當然解除，其對公司商業秘密保密的義務在其任職結束後仍然有效，直至該秘密成為公開信息。其他義務的持續期間應當根據公平的原則決定，視事件發生與離任之間時間的長短，以及與公司的關係在何種情況和條件下結束而定。」

依據及說明：《章程指引》第88條，表述更完善。

第一百五十二條

增加一條作為第一百五十二條，規定：

> 「任職尚未結束的公司董事、監事、總經理和其他高級管理人員，對其擅自離職給公司造成的損失，應當承擔賠償責任。」

依據及說明：《章程指引》第89條

公司章程第一百二十三條至第一百三十條依次順延為第一百五十三條至第一百六十條。

第一百六十一條

增加一條作為第一百六十一條，規定：

「經股東大會批准，公司可以為董事、監事、總經理和其他高級管理人員購買責任保險。但董事、監事、總經理和其他高級管理人員違反法律、行政法規和公司章程規定而導致的責任除外。」

依據及說明：應公司要求，《治理準則》第39條，增加關於高級管理人員責任保險的內容。

公司章程第一百三十一條至第一百三十三條依次順延為第一百六十二條至第一百六十四條。

第十五章 財務會計制度利潤分配與審計

公司章程第一百三十四條、第一百三十五條依次順延為第一百六十五條、第一百六十六條。

第一百六十六條

公司章程本條為：

「公司應當在每一會計年度終了時製作財務報告，並依法經審查驗證。公司的財務報告應包括資產負債表(包括法律規定須予附載的各份文件)及損益表。」

現作如下修訂：

「公司應當在每一會計年度終了時製作財務報告，並依法經審查驗證。」

依據及說明：將公司章程本條的部分內容納入第一百七十二條。

公司章程第一百三十六條至第一百四十條依次順延為第一百六十七條至第一百七十一條。

第一百七十一條

公司章程本條為：

「公司每一會計年度公佈兩次財務報告，即在一會計年度的前六個月後的60天內公佈中期彩務報告，會計年度結束後的120天內公佈年度財務報告。」

現作如下修訂：

「在符合法律、法規及／或有關上市規則不時適用的有關規定的前提下，公司每一會計年度公佈四次財務報告，即在每一會計年度的前三個月結束後的30天內公佈首季度財務報告；在每一會計年度的前六個月結束後的60天內公佈中期財務報告；在每一會計年度的前九個月結束後的30天內公佈第三季度財務報告；在每一會計年度結束後的120天內公佈年度財務報告。」

依據及說明：增加公佈季度財務報告的內容。

第一百七十二條

結合公司章程第一百三十五條部分內容，並參考其他規定，增加一條作為第一百七十二條，規定：

「公司年度財務報告以及進行半年度利潤分配的中期財務報告，包括下列內容：

(一) 資產負債表；

(二) 利潤表；

(三) 利潤分配表；

(四) 現金流量表；

(五) 會計報表附註。

公司不進行半年度利潤分配的，中期財務報告包括上款除第(三)項以外的會計報表及附註。」

依據及說明：《章程指引》第145條

公司章程第一百四十一條依次順延為第一百七十三條。

第一百七十四條

增加一條作為第一百七十四條，規定：

「公司按照稅法規定繳納各項稅款後的利潤，按下列順序分配：

(一) 彌補上一年度的虧損；

(二) 提取利潤的10%列入法定公積金；

(三) 提取利潤的5%至10%列入法定公益金；

(四) 提取任意公積金；

(五) 支付股東股利。

公司法定公積金累計額為公司註冊資本的50%以上的，可以不再提取。提取法定公積金、公益金後，是否提取任意公積金由股東大會決定。公司不在彌補公司虧損和提取法定公積金、公益金之前向股東分配利潤。」

依據及說明：《章程指引》第148條，細化稅後利潤的分配順序。

公司章程第一百四十二條依次順延為第一百七十五條。

第一百七十六條

增加一條作為第一百七十六條，規定：

「公司股東大會決議將公積金轉為股本時，按股東原有股份比例派送新股。但法定公積金轉為股本時，所留存的該項公積金不得少於公司註冊資本的25%。」

依據及說明：《章程指引》第149條，增加有關公積金轉增股本的限制的內容。

第一百七十七條

增加一條作為第一百七十七條，規定：

「公司股東大會對利潤分配方案作出決議後，公司董事會須在股東大會召開後兩個月內完成股利(或股份)的派發事項。」

依據及說明：《章程指引》第150條

公司章程第一百四十三條至第一百四十六條依次順延為第一百七十八條至第一百八十一條。

第一百八十二條

增加一條作為第一百八十二條，規定：

「公司實行內部審計制度，配備專職審計人員，對公司財務收支和經濟活動進行內部審計監督。」

依據及說明：《章程指引》第152條，增加公司內部審計制度的內容，本章標題也相應調整為「財務會計制度、利潤分配和審計」。

公司章程第一百四十三條至第一百四十六條依次順延為第一百七十八條至第一百八十一條。

第一百八十三條

增加一條作為第一百八十三條，規定：

「公司內部審計制度和審計人員的職責，應當經董事會批准後實施。審計負責人向董事會負責並報告工作。」

依據及說明：《章程指引》第153條

第一百八十四條

公司章程第一百四十七條順延為第一百八十四條。

公司章程本條為：

「公司應當聘用符合國家有關規定的、獨立的會計師事務所，審計公司的年度財務報告，並審核公司的其他財務報告。公司已聘任首任會計師事務所。」

現作如下修訂：

「公司應當聘用符合國家有關規定的、獨立的會計師事務所，審計公司的年度財務報告、審核公司的其他財務報告、進行淨資產驗證以及其他相關的諮詢服務等業務。

公司聘用會計師事務所由股東大會決定。」

依據及說明：《章程指引》第154、155條，表述更完善。

第一百八十五條

公司章程第一百四十八條順延為第一百八十五條。

公司章程本條為：

「公司聘用會計師事務所的聘期，自公司本次股東年會結束時起至下次股東年會結束時止。」

現作如下修訂：

「公司聘用會計師事務所的聘期為一年，自公司本次股東年會結束時起至下次股東年會結束時止；聘期屆滿，可以續聘。」

依據及說明：《章程指引》第154條，表述更完善。

公司章程第一百四十九條至第一百五十一條依次順延為第一百八十六條至第一百八十八條。

第一百八十九條

公司章程第一百五十二條順延為第一百八十九條。

公司章程本條為：

「會計師事務所的報酬或者確定報酬的方式由股東大會決定。由董事會聘任的會計師事務所的報酬由董事會確定。」

現作如下修訂：

「會計師事務所的報酬或者確定報酬的方式由股東大會決定。由董事會聘任的填補空缺的會計師事務所的報酬由董事會確定，報股東大會批准。」

依據及説明：《章程指引》第158條，表述更完善、嚴謹。

第一百九十條

公司章程第一百五十三條順延為第一百九十條。

公司章程本條為：

「公司聘用、解聘或者不再續聘會計師事務所由股東大會作出決定，並報國務院證券主管機構備案。」

現作如下修訂：

「公司聘用、解聘或者不再續聘會計師事務所由股東大會作出決定。如適用的法律、法規及／或有關上市規則載有有關規定，公司應按照該等規定在有關報刊上予以披露股東大會的該項決定，必要時説明更換原因，並報國務院證券主管機構和中國註冊會計師協會備案。」

依據及説明：《章程指引》第159條，內容更全面，表述更完善。

第一百九十一條

公司章程第一百五十四條順延為第一百九十一條。

公司章程本條為：

「公司解聘或者不再續聘會計師事務所，應事先通知會計師事務所，會計師事務所有權向股東大會陳述意見。會計師事務所提出辭聘的，應當向股東大會説明公司有無不當情事。」

現作如下修訂：

「公司解聘或者不再續聘會計師事務所，應提前10天通知會計師事務所，會計師事務所有權向股東大會陳述意見。會計師事務所認為公司對其解聘或者不再續聘理由不當的，可以向國務院證券主管機構和中國註冊會計師協會提出申訴。會計師事務所提出辭聘的，應當向股東大會説明公司有無不當情事。」

依據及説明：《章程指引》第160條，內容更全面，表述更完善。

公司章程第一百五十五條、第一百五十六條依次順延為第一百九十二條、第一百九十三條。

第十七章　公司的合併與分立

第一百九十四條

公司章程第一百五十七條順延為第一百九十四條。

公司章程本條為：

「公司合併或者分立，應當由公司董事會提出方案，按公司章程規定的程序通過後，依法辦理有關審批手續。反對公司合併、分立方案的股東，有權要求公司或者同意公司合併、分立方案的股東，以公平價格購買其股份。公司合併、分立決議的內容應當作成專門文件，供股東查閱。

公司應當以郵資已付的郵件將上述文件寄給每一個境外上市外資股股東，受件人地址以股東名冊登記的地址為准。」

現作如下修訂：

「公司可以依法進行合併或分立。公司合併或者分立，按照下列程序辦理：

(一)　董事會擬訂合併或者分立方案；

(二)　股東大會依照章程的規定作出決議；

(三)　各方當事人簽訂合併或者分立合同；

(四) 依法辦理有關審批手續；

(五) 處理債權、債務等各項合併或者分立事宜；

(六) 辦理解散登記或者變更登記。

公司合併或者分立時，公司董事會應當採取必要的措施保護反對公司合併或者分立的股東的合法權益。

反對公司合併、分立方案的股東，有權要求公司或者同意公司合併、分立方案的股東，以公平價格購買其股份。

公司合併、分立決議的內容應當作成專門文件，供股東查閱。公司應當以郵資已付的郵件將上述文件寄給每一個境外上市外資股股東，受件人地址以股東名冊登記的地址為准。」

依據及說明：《章程指引》第169、170、173條，結合指引的表述，細化了公司合併或分立的程序，增加了保護反對公司合併或分立的股東權益的內容。

公司章程第一百五十八條至第一百六十三條依次順延為第一百九十五條至第二百條。

第二十章　公司的解散和清算

第二百零一條

公司章程第一百六十四條順延為第二百零一條。

增加一款作為本條第二款，規定：

「公司因有前條(二)項情形而解散的，清算工作由合併或者分立各方當事人依照合併或者分立時簽訂的合同辦理。」

依據及說明：《章程指引》第177條第二款，補充了有關公司因合併或分立而解散時的清算程序的內容。

公司章程第一百六十五條至第一百六十七條依次順延為第二百零二條至第二百零四條。

第二百零五條

公司章程第一百六十八條順延為第二百零五條。

公司章程本條第二款為：

「公司財產按國家有關法律、行政法規規定的順序清償。」

現作如下修訂：

「根據國家有關法律、行政法規的規定，公司財產按下列順序清償：

(一) 支付清算費用；

(二) 支付公司職工工資和勞動保險費用；

(三) 交納所欠税款；

(四) 清償公司債務；

(五) 按股東持有的股份比例進行分配。」

依據及説明：《章程指引》第183條，列明瞭財產清償順序。

公司章程第一百六十九條至第一百七十一條依次順延為第二百零六條至第二百零八條。

第二十一章　公司章程的條訂程序

第二百零九條

增加一條作為第二百零九條，規定：

「有下列情形之一的，公司應當修改章程：

(一) 《公司法》或有關法律、行政法規修改後，公司章程規定的事項與修改後的法律、行政法規的規定相抵觸；

(二) 公司的情況發生變化，與章程記載的事項不一致；

(三) 股東大會決定修改章程。」

依據及説明：《章程指引》第187條

第二百一十條

公司章程第一百七十二條順延為第二百一十條。

公司章程本條為：

「公司章程的修改，涉及《必備條款》內容的，經國務院授權的公司審批部門和國務院證券委員會批准後生效；涉及公司登記事項的，應當依法辦理變更登記。」

現作如下修訂：

「公司章程的修改，涉及《必備條款》內容的，經國務院授權的公司審批部門批准後生效；涉及公司登記事項的，應當依法辦理變更登記。

公司章程事項屬於法律、行政法規要求披露的信息的，按規定予以公告。」

依據及説明：《章程指引》第189、190條，規範了章程的審批程序，增加了有關修改章程進行公告的表述。

增加一章「通知和公告」作為第二十二章，本章包含條款為第二百一十一條至二百一十四條。

第二百一十一條

增加一條作為第二百一十一條，規定：

「除非適用的法律、法規及／或有關上市規則另有規定，公司的通知以下列形式發出：(一)以專人送出；(二)以郵件方式送出；(三)以公告方式進行；(四)公司章程規定的其他形式。

公司發出的通知，以公告方式進行的，一經公告，視為所有相關人員收到通知。

除有關上市規則及／或本章程另有規定外，公司發給境外上市外資股股東的通知、資料或書面聲明，必須根據每一境外上市外資股股東的註冊地址，由專人或以預付郵資函件方式送達。」

依據及説明：《章程指引》第161、162條

第二百一十二條

增加一條作為第二百一十二條，規定：

「公司通知以專人送出的，由被送達人在送達回執上簽名(或蓋章)，被送達人簽收日期為送達日期；

公司通知以公告方式送出的，第一次公告刊登日為送達日期。

通知以郵遞方式送交時，除非適用的法律、法規及／或有關上市規則另有規定，只須清楚地寫明地址、預付郵資，並將通知放置信封內，而包含該通知的信封自交付郵局之日起第5個工作日為送達日期。」

依據及説明：《章程指引》第166條

第二百一十三條

調整公司章程第六十二條作為第二百一十三條。

依據及説明：根據本次修改情況，適當調整條款順序。

第二百一十四條

調整公司章程第一百七十四條作為第二百一十四條。

依據及説明：根據本次修改情況，適當調整條款順序。

第二十三章　淨議的解決

公司章程第二十二章依次順延為第二十三章。

第一百七十三條順延為第二百一十五條

第二十四章　附則

公司章程第二十三章依次順延為第二十四章。

公司章程第一百七十五條至一百七十七條依次順延為第二百一十六條至第二百一十八條。

下文為獨立物業估值師美國評值有限公司就廣安公司的物業權益於二零零三年三月三十一日的估值所編制的日期為二零零三年五月三十日發出的函件及估值證書，以供轉載於本通函內。


American Appraisal
International Valuation Consultancy

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電話 Tel: (852) 2511 5200
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www.american-appraisal.com.hk

PRC Offices:
Hong Kong • Beijing • Shanghai • Shenzhen

敬啟者：

茲遵照　山東國際電源開發股份有限公司(「貴公司」)及其附屬公司(以下統稱「貴集團」)指示，評估四川廣安發電有限責任公司於中華人民共和國(「中國」)的物業權益的價值。吾等證實曾實地視察，作出有關查詢，並搜集吾等認為必要的其他資料，以便提供吾等對該等物業權益於二零零三年三月三十一日(「估值日」)的估值意見。

估值的基準

吾等對該等物業之估值乃吾等對公開市值之意見。所謂公開市值，就吾等所下的定義而言，乃指「某項物業之權益在下列假定情況下於估值日可合理預期無條件完成出售，可以取得之最高現金代價：

(i) 有自願賣方；

(ii) 於估值日之前，有一段合理期間(就物業之性質及市況而言)可適當地在市場推銷權益、協議價格及條款並完成銷售；

(iii) 如預定交換合約之日期早於估值日，則該日期之市況、價值水平及其它情況與估值日相同；

(iv) 不考慮具有特殊權益之買家的任何追加出價；及

(v) 交易雙方均在知情、審慎的基礎上進行交易，並無任何強制行為。」

估值方法

在作出估值意見時，吾等已親身視察該等物業權益並研究市場情況。為制訂估值意見，吾等已考慮三個普遍採納的估值方法：成本計算法、市場計算法及收入資本化法。這些方法的理論大綱如下：

成本計算法

成本計算法依據重新生產或替代該等物業權益的成本減去因自然變壞及功能和經濟因素上／外在的過時(如有及可量度者)的折舊而確定價值。

重新生產成本定義為，根據某一時間通行物料、勞工及生產設備市價，承建商間接成本及利潤及收費據而同時以相同方式及材料重新生產該等物業權益所需之估計數額，但毋須為超時工作、勞工獎金或物料或設備溢價備撥準備。

重置成本定義為，根據某一時間通行物料、勞工及生產設備市價，承建商間接成本及利潤及收費(但毋須為超時工作、勞工獎金或物料或設備溢價備撥準備)，以採用當時最新科技及建築物料，並能賦有現況元件生產能力及效用之全新元件重置該等物業權益所需之估計數額。

自然變壞狀況指因營運損耗及備受有關因素影響之價值損失。

功能損耗程度指有關設備內在情況造成之價值損失，包括造成容量不足、能力過剩、效用不足或過量營運成本之設計、物料或工序改變。

經濟／外在損耗程度指該等物業權益外在不利情況所造成之無法彌補價值損失，包括當地經濟、行業經濟情況、融資供應情況，備受爭議企業侵佔市場，喪失物料或勞工供應來源、欠缺有效運輸、商業中心轉移、通過新法例及條例更改等。

成本計算法一般對土壤改良，特別建築物、特別結構物及與可行業務有關或由經濟需求而成為合理的特別機械和設備的價值提供一個有意義的指標。

如沒有可比較的物業權益的市場交易、未能從大宗交易推斷資料或如交易不存在，在具有足夠收益的持續使用的前提下，成本計算法是可取的估值方法。

市場計算法

利用市場計算法，被估值的物業權益的價值是通過分析近期物業權益可比較的項目出售進行估計。市場計算法用於已知有二手市場的物業權益的估值。在具有有足夠收益的持續性使用的前提下，會考慮在二手市場取得類似項目的成本，然後作出考慮，以反映運輸及安裝成本(如適用者)。

直接市場計算法的另一個形式是利用市場關係。物業權益類別中的物業權益的近期市場價格是以年期來確定並與一個基準價(例如：重新生產的成本)進行比較。如果標的物業權益的二手市場太少而未能顯示合適的可比較性，則會對類別中的類似物業權益使用該比率。

收入資本化方法

利用收入資本化方法，如果一筆特定收入是因物業權益或一組物業權益引致的，則會依據將會產生的淨收益的資本化而形成價值。這個方法最適用於已確認及可識別的租賃市場的投資及一般用途的物業。

在任何的估值研究中，必須考慮所有三種估值方法，因為可能會有一種或以上的方法都適用於標的物業。在某些情況下，可能會以二種或三種方法的原素合併以達致一個估值結論。

就估值證書內所述的第一及第二項物業而言，在進行估值時，吾等是採用折舊重置成本方法。吾等之估值乃根據該等建築物及結構物(以下統稱「該等建築物」)的折舊重置成本厘定。折舊重置成本定義為該等建築物的重置總成本，從中就年期、狀況、經濟／外在及功能耗損程度及環境因素等作出適當扣減。所有此等因素可能導致現有物業相對佔用中業務的價值較全新重置物業為少。由於建築物相關之物業土地是從行政撥劃方式取得的，未經有關政府機關批准及向政府補交地價前四川廣安發電有限責任公司不得隨意轉讓、租賃或抵押，因此吾等認為該兩塊地是沒有商業價值。

就估值證書內所述的第三項物業而言，吾等已依據公開市場原則，並憑藉在空置下的管有、參照可比較的市場交易及(如適用者)，考慮適當將來可享用的潛在收入應收的淨收入的資本化而對該等物業權益進行估值。

假設

就估值證書內所述的第一及第二項物業而言，由於根據長期租賃持有該等建築物所在土地，吾等已假設　貴公司有權自由及在不受干擾之情況下，於土地使用權之未屆滿年期內使用、出售或抵押該等物業權益。

就估值證書內所述的第三項物業而言，吾等之估值乃假設業主於公開市場將該等物業權益求售，而無憑藉任何遞延條件合約、售後租回、合資經營、管理協議或任何類似安排，以便抬高該等物業之價值。此外，亦假設並無任何形式之強制出售的情況。

就估值證書內所述的第三項物業而言，吾等已假設該等物業權益所有人有權自由及在不受干擾之情況下，於土地使用權之未屆滿年期內使用、出售或抵押該等物業權益。除另有說明外，假設該等相關物業權益是空置情況下管有的。

吾等在估值時並無考慮該等物業權益的任何抵押、按揭或所欠負之債項，以及在出售成交時可能產生之任何開支或稅項。除另有說明外，現假設該等物業權益概不附帶可影響該等物業價值的繁重負擔、限制及開支。

吾等已假設有關政府機關已經對該等物業上已興建或將興建的建築物及結構物給予所有同意、批准及許可。吾等亦假設除另有說明外，在物業地點上已興建的所有建築物及結構物由所有人持有或由所有人允許佔用。

現假設已符合一切適用分區及土地用途規例及其它限制，估值證書中載述、說明及考慮之不符情況除外。此外，亦假設該土地運用及改善工程，均於所述的物業權益之邊界內進行，以及並不存在侵佔或侵犯土地情況，估值證書內有所載述者不在此限。

業權調查

吾等獲　貴公司提供位於中國的該等物業權益的業權的文件摘錄。然而，吾等沒有檢查文件正本以核實所有權或以核實未載於送交吾等之文件副本內的任何修訂。吾等在極大程度上依賴　貴集團所提供的資料。

本函件及估值證書披露之所有法律文件，僅供參考用途，對本函件及估值證書所載的該等物業權益的法定業權有關任何法律事務，吾等並不承擔任何責任。

吾等依賴由北京市海問律師事務所(「中國律師」)於二零零三年五月二十八日對該等位於中國物業權益之合法業權所作出之法律意見(簡稱「中國法律意見」)。

限制條件

吾等在極大程度上依賴　貴集團所提供的資料，並接納　貴集團就法定通告、地役權、年期、佔用情況、工地、建築面積與所有其他事宜向吾等提供的意見。

吾等並無理由懷疑　貴集團所提供的資料之真實性及準確性。吾等獲　貴集團通知，提供的資料並無遺漏。吾等認為，吾等已獲　貴集團提供足夠資料以達成據理之見。估值證書所載所有尺寸及面積是依據　貴集團提供予吾等的文件內之資料並僅為約數。

吾等亦曾視察載於隨附的估值證書內的該等物業權益外部及(如可能者)內部，但並無進行結構測量及吾等無法呈報該等物業權益有否受蟲蛀、腐朽或有否任何其他結構損壞。對任何有關設施並無進行任何測試。在視察過程中，吾等不曾發覺任何嚴重損壞情況。

吾等沒有進行現場調查，以確定地面情況及服務是否適合用作建議的發展，也沒有進行地質、生態或環境調查。吾等之估值是基於以下假設而制定：上述情況是令人滿意的以及施工期間將不會招致特別支出或延誤。

備註

隨函附奉估值概要及估值證書。

此致

山東國際電源開發股份有限公司
列位董事　台照

代表
美國評值有限公司
副總裁
何志忠
BSc.，MBA，MTP，MRICS，AHKIS
謹啟

二零零三年五月三十日

附註：何志忠乃特許估值測量師及註冊專業測量師，他在評估香港及中國物業方面逾十二年的經驗。

估值概要

物業	於2003年3月31日 現況下的公開市值
1. 中國四川省廣安市 代市鎮 四川廣安發電廠 的樓宇及構築物	人民幣830,000,000元
2. 中國四川省廣安市 利民街的 住宅發展小區	人民幣23,000,000元
3. 中國四川省城都市 錦江區望福街 18號2-2幢的10個住宅 單位及一個車位元	人民幣3,000,000元
合計	人民幣856,000,000元

估值證書

物業	概況	佔用詳情	於2003年3月31日現況下的資本值
1. 中國四川省廣安市代市鎮四川廣安發電廠的樓宇及構築物	該物業包括脱硫系統第一期及第二期不同階段的擴建項目。該發電廠的總面積約為1,799,311平方米。 第一期發展工程為一間燃煤發電廠，包括若干樓宇及構築物，擁有運作中名為第四期擴建的兩台300兆瓦裝機容量的發電機組及兩台300兆瓦計劃容量的發電機組。	該物業第一期目前由四川廣安發電有限責任公司佔用作為發電廠。	人民幣830,000,000元
	第一期 第一期發展工程的總建築面積約為100,677平方米。主要樓宇及構築物包括主要發電廠、中央控制室、低壓電及高壓電交換區，變壓站、交換室、水處理室、辦公室、貨倉、工場、煙窗、冷卻塔、泵房、灰田、電纜管道、井及水缸。 第一期工程於1997年動工，兩台發電機組分別於1999年10月及2000年2月完成。於估值日期，兩台300兆瓦發電機組正在營運中。 該等樓宇及構築物的興建已於2000年左右竣工。 **第一期—脱硫系統** 第一期脱硫系統興建工程於2002年12月動工。預期將於2004年中完成。 **第二期—擴建工程** 新發電廠興建工程已於2002年10月動工。兩台300兆瓦發電機組預期將於2004年底完成。	第一期脱硫工程及第二期擴建工程在進行中。	

附註：

1. 依據日期分別為2002年1月16日及2002年1月28日的十五份國有土地使用權證，有關土地乃十五塊位於Daishi鎮的相連土地，總面積約為1,799,311平方米，由四川土地資源局透過行政劃撥的方式撥歸四川廣安發電有限責公司持有。該等土地使用權證的細節如下：

證書編號	土地面積(平方米)	用途	年期
川國用(2002)字第00267號	62,013.30	工業	無指定
川國用(2002)字第00269號	9,832.40	管道	無指定
川國用(2002)字第01096號	1,483.48	工業	無指定
川國用(2002)字第01097號	19,849.70	工業	無指定
川國用(2002)字第01098號	17,272.20	工業	無指定
川國用(2002)字第01099號	588,660.00	工業	無指定
川國用(2002)字第01100號	14,507.48	道路工程	無指定
川國用(2002)字第01101號	198,666.87	鐵路	無指定
川國用(2002)字第01102號	7,812.70	道路工程	無指定
川國用(2002)字第01103號	36,605.10	工業	無指定
川國用(2002)字第01104號	58,082.00	工業	無指定
川國用(2002)字第01105號	154,952.26	鐵路	無指定
川國用(2002)字第01106號	804.00	工業	無指定
川國用(2002)字第01107號	5,675.80	工業	無指定
川國用(2002)字第01108號	556,766.40	工業	無指定

2. 依據由四川省廣安工商管理局發出，日期為2002年1月10日的商業登記證，四川廣安發電有限責任公司於現時註冊資本為人民幣700,000,000元。

3. 根據中國法律意見，中國華電集團公司及四川巴蜀電力開發公司分別持有四川廣安發電有限責任公司(以下簡稱「該發電廠」)80%及20%的股本權益。

4. 該發電廠表示，脱硫系統第一期的樓宇及構築物的總建築成本估計約為人民幣23,970,000元，截至2003年3月31日止已支付了其中人民幣421,460元。吾等進行估值時，已將上述建築成本考慮在內。

5. 該發電廠表示，第二期擴建工程的樓宇及構築物的總建築成本估計約為人民幣379,490,000元，截至2003年3月31日止已支付了其中人民幣55,853,079元。吾等進行估值時，已將上述建築成本考慮在內。

6. 該發電廠表示，有關物業的土地改善費用約為人民幣134,000,000元。鑒於該土地是以行政劃撥方式而獲得的，四川廣西發電有限責任公司不可在未經有關政府部門批准和向政府支付土地補償之前任意轉讓、出租或按揭，故吾等進行估值時，認為無需考慮該土地的商業價值。

7. 中國法律意見陳述(其中包括)如下：

   i. 四川廣安發電有限責任公司已適當地成立，並有權經營發電及電力銷售的業務。

   ii. 四川廣安發電有限責任公司已合法地取得該物業的土地使用權。

iii. 中國華電集團及四川巴蜀電力開發公司分別持有四川廣安發電有限責任公司80%及20%的股本權益。

iv. 該物業屬於第一期工程建設的一部份，已獲有關部門的批准，相關的房產所有權證的取得應無法律障礙。

v. 脫硫系統(第一期工程的配套工程)及第二期擴建工程已獲得有關部門的批准。

估值證書

物業	概況	佔用詳情	於2003年3月31日現況下的資本值
2. 中國四川省廣安市利民街的住宅發展小區	該物業為一幢綜合住發展小區，包括多幢住宅樓宇，食堂、遊樂場、公園及配套構築物。 該物業業佔地面積約39,213.18平方米，總建築面積約10,232平方米，於1998年左右竣工。	該物業目前由四川廣安發電有限責任公司佔用作為員工宿舍。	人民幣23,000,000元

附註：

1. 依據日期為2000年2月22日國有土地使用權證，有關土地乃位於廣西市利民街，面積為39,213.18平方米，由廣安市土地管理局透過行政劃撥方式撥歸四川廣安發電有限責任公司持有。

2. 該發電廠表示，土地改善費用約為人民幣7,000,000元，鑒於該土地是以行政劃撥方式而獲得的，四川廣安發電有限責任公司不可在未經有關政府部門批准和向政府支付土地補償之前任意轉讓、出租或按揭，故吾等進行估值時，認為無需考慮該地的商業價值。

3. 中國法律意見陳述(其中包括)如下：

   i　四川廣安發電有限責任公司已合法地取得該物業的土地使用權。

   ii　該物業屬於第一期工程建設的一部份，已獲有關部門的批准，相關的房產所有權證的取得應無法律障礙。

估值證書

物業	概況	佔用詳情	於2003年3月31日現況下的資本值
中國四川省成都市錦江區望福街18 號2-2幢的10個住宅單位及一個車位	該物業由建於一座在1990年代竣工的多層式住宅樓宇內的10個住宅單位及一個車位元所組成。 該10個住宅單位及車位元的總建築面積分別約1,229.79平方米及39.07平方米。	該物業目前由四川廣安發電有限責任公司佔用作為員工宿舍。	人民幣3,000,000元

附註

1. 依據由城都市房地產管理局發出的十一份日期為2000年11月24日的房屋所有權證，該10個住宅單位和該車位元的總建築面積分別約為1,227.79平方米及39.07平方米，現時均由四川廣安發電有限責任公司持有。

2. 中國法律意見陳述(其中包括)如下：

   i. 四川廣安發電有限責任公司已合法地取得該物業的房屋所有權證。

   ii. 四川廣安發電有限責任公司在取得該物業所分攤土地的國有土地使用證後，有權將該物業出售、出租或抵押。四川廣安發電有限責任公司隨時準備申請該物業所分攤土地的國有土地使用證，相關的國有土地使用證的取得應無法律障礙。

1. 責任聲明

本通函乃根據上市規則的規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在做出一切合理查詢後確認，就彼等所深知及確信，本通函中並無遺漏任何其他事實，致使其所載任何聲明產生誤導。

2. 權益披露

(a) 公司董事、監事

於最後可行日期，本公司各董事、最高行政人員或監事概無在本公司及其／或任何相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及／或債券證(視情況而定)中擁有任何需根據《證券及期貨條例》第XV部第7和第8分部知會本公司及香港聯交所的權益或淡倉(包括根據《證券及期貨條例》該些章節的規定被視為或當作這些董事、最高行政人員或監事擁有的權益或淡倉)，或根據《證券及期貨條例》第352條規定須記錄於本公司保存的登記冊的權益或淡倉，或根據上市規則附錄十中的《上市公司董事進行證券交易的標準守則》須知會本公司及香港聯交所的權益或淡倉。

(b) 主要股東

於最後可行日期，就公司董事所知悉，除本公司董事、最高行政人員或監事之外的下述人士擁有根據《證券及期貨條例》第XV部第2和第3分部之規定須向本公司及香港聯交所披露的本公司任何之股本權益。

所持股份／約佔總股份的比例

股東名稱	股票類型	持股數目	權益 約佔本公司已發行股本總數的百分比	約佔本公司已發行內資股總數的百分比	約佔本公司已發行H股總數的百分比	淡倉
中國華電	內資股	2,815,075,430	53.56%	73.60%	—	—
山東省國際信托投資有限公司	內資股	903,443,970	17.19%	23.62%	—	—
香港中央結算(代理人)有限公司	H股	1,408,470,000	26.80%	—	98.42%	—

附註：根據董事於最後可行日期所獲得的資料及就彼等所知，由香港中央結算(代理人)有限公司持有的1,408,470,000股H股中，J.P. Morgan Chase & Co.持有122,998,000H股(佔當時總已發行H股約8.60%)，並且在可供借出的股份中擁有32,150,000 H股(約佔已發行H股的2.25%)。除上述披露者外，香港中央結算(代理人)有限公司持有的所有其他H股(根據於最後可行日期的記錄及董事所獲得的其他資料)是代表多名人士持有的；該等人士並沒有擁有佔本公司當時已發行H股總數5%或以上的權益。

除本文所披露外，就公司董事所知悉，於最後可行日期，沒有其他任何人士於本公司股份或相關股份(視情況而定)中擁有根據《證券及期貨條例》第XV部第2和第3分部之規定須向本公司及香港聯交所披露的權益或淡倉，或者是本公司的主要股東(定義見上市規則)。

除本文所披露外，於最後可行日期，本公司各董事、監事、里昂證券及美國評值有限公司概無直接或間接在本公司及其任何附屬公司已收購或出售或租賃的任何資產中擁有任何權益，亦無在本公司及其任何附屬公司計劃收購或出售或租賃的任何資產中擁有任何權益。

除本文所披露外，於最後可行日期，並沒有任何本公司各董事、監事在與本公司業務有重要關係的任何合約或安排中擁有重大利益關係。

於最後可行日期，本公司各董事、建議委任的董事(如有)或監事概無與本公司及其任何附屬公司訂立或計劃訂立服務合約(不包括已過期或在一年內可終止且無須支付賠償(法定賠償除外)的合約。

於最後可行的日期，里昂證券及美國評值有限公司概無在本公司或本集團任何成員公司的證券或股份中擁有任何權益，亦無任何認購或提名他人認購本集團任何成員公司任何證券的權利(無論是否具法律效力)。

3. 專家的資格

下列為在本通函內提供意見或建議的專業人士的資格：

單位名稱	專業資格
里昂證券資本市場有限公司	《證券及期貨條例》下註冊的持牌證券顧問及企業財務顧問
美國評值有限公司	物業估值師

4. 同意函

里昂證券和美國評值有限公司均就本通函的刊行發出書面同意函，表示同意按本通函所載的形式及涵義刊載其報告、信函及/或估值證書(視乎情況而定)和名稱，且彼等迄今並未撤回同意函。

5. 並無重大改變

據董事所知，本公司及其附屬公司之財政或業務狀況自二零零二年十二月三十一日(即本集團最近期公佈之經審核帳目之編制日期)以來概無出現任何重大改變。

6. 訴訟

目前，本集團概無涉及任何重大訴訟或仲裁，且據各董事所知，本集團亦無任何尚未了結或面臨任何重大訴訟或索償要求。

7. 其他

(a) 本公司的法定地址及總部位於中華人民共和國山東省濟南市經三路14號。

(b) 本公司於香港的股份登記、過戶地址為位於香港灣仔皇后大道東183號合和中心17樓的香港證券登記有限公司。

(c) 本公司的秘書是周連青先生，他是一位高級工程師，畢業於山東工業大學。

(d) 本通函以英文為主，因中文本是以英文為基礎翻譯過來的。

8. 備查文件

下列文件的副本可由即日起至二零零三年六月二十四日止之正常辦公日一般營業時間內，於香港夏慤道10號和記大廈14樓麥堅時律師行辦事處查閱：

(a) 廣安收購協議；

(b) 載於本通函內的獨立董事委員會函件；

(c) 載於本通函內的里昂證券函件；

(d) 載於本通函內的、由美國評值有限公司準備的函件、估值概要及物業估值證書；及

(e) 本附錄中「同意函」一節內所指的書面同意函。